


# OUR RATINGS KEEP CLIMBING





COX RADIO, INC. ANNUAL REPORT 2001

## BUSINESS PROFILE

Cox Radio is the third-largest radio broadcasting company in the United States based on net revenues and the largest pure-play radio station group based on net revenues. The Company operates, acquires, and develops radio stations primarily in markets ranked 10-70 based on revenues. A majority of the Company's stations are concentrated in the Sunbelt.

Upon consummation of all announced transactions, Cox Radio will own, operate or provide sales and marketing services to 81 stations in 18 markets. This radio portfolio includes 68 FM stations and 13 AM stations.

In 15 of its 18 markets, Cox operates three or more stations. The Company's radio stations are characterized by strong ratings, and in Atlanta, Birmingham, Dayton, Honolulu, Jacksonville, Miami, Orlando, Richmond, San Antonio, Southern Connecticut and Tampa, a Cox station claims the #1 ranking in its target demographic group.

Cox Radio became a publicly traded company in 1996 and is majority-owned by Cox Broadcasting, Inc., a subsidiary of Cox Enterprises, Inc. Its stock is traded on the New York Stock Exchange under the symbol "CXR."

## FINANCIAL HIGHLIGHTS

| Year Ended December 31 (In millions, except per share data) | **2001** | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Net Revenues | **$395.3** | $369.4 | $300.5 | $261.2 | $199.6 |
| Broadcast Cash Flow[1] | **148.9** | 147.8 | 116.6 | 94.2 | 69.8 |
| Broadcast Cash Flow Margin[2] | **37.7%** | 40.0% | 38.8% | 36.1% | 35.0% |
| EBITDA[3] | **135.7** | 134.5 | 106.5 | 85.8 | 62.9 |
| Gains on Sales of Assets and Radio Stations | **2.1** | 474.5 | 40.5 | – | 49.1 |
| Operating Income | **68.1** | 566.0 | 117.9 | 62.4 | 94.6 |
| Net Income | **20.7** | 305.9 | 55.3 | 23.0 | 49.7 |
| Income Per Common Share – Diluted | **0.21** | 3.26 | 0.64 | 0.27 | 0.58 |
| After-Tax Cash Flow[4] | **78.8** | 77.0 | 62.3 | 52.2 | 44.1 |
| After-Tax Cash Flow Per Common Share – Diluted | **$ 0.79** | $ 0.82 | $ 0.72 | $ 0.60 | $ 0.52 |

[1]Broadcast cash flow is net revenues less station operating expenses.
[2]Broadcast cash flow margin is broadcast cash flow as a percentage of net revenues.
[3]EBITDA is operating income excluding the gains on sales of assets and radio stations plus depreciation and amortization.
[4]After-tax cash flow is net income plus depreciation and amortization and adjusted for non-recurring items.

## RECENT HIGHLIGHTS

- Grew revenue and cash flow despite the worst advertising decline in the radio industry in recent history.
- Launched KHPT in Houston, Texas – the most successful revenue-generating station start-up in Cox Radio history – and posted over a 2,000% revenue increase in a market that was down 9.5%.
- Increased year-over-year non-traditional revenue from station-sponsored concerts, expos, fun runs, etc.
- Entered the Greenville/Spartanburg market with the acquisition of WJMZ-FM and WHZT-FM (formerly WPEK-FM).
- Enhanced our Richmond cluster with WDYL-FM and entered into a joint sales agreement to provide sales and marketing services for WARV-FM.
- Raised over $7.0 million in response to the 9/11 attacks, particularly through our Long Island stations.
- Reorganized and expanded the regional management team by promoting three General Managers to Regional Vice Presidents.



Robert F. Neil
*President and Chief Executive Officer*

# LETTER TO SHAREHOLDERS

In 2001, Cox Radio again outperformed its peers and posted solid results:

- Our year end stock price increased 13% over 2000, compared to the S&P 500 Index which declined 13%.
- Our industry standing remains strong – we are the third-largest radio broadcasting company in terms of revenues in the U.S.
- We grew revenues to $395.3 million and edged up our broadcast cash flow despite the worst advertising decline in recent history.
- We increased non-traditional revenue 24%.
- We raised company-wide ratings for the fifth consecutive year.
- We ended 2001 with 75% of our stations ranked in the top 10 in their target demographic.

This is a record we are all proud of and one that is truly the result of having outstanding people throughout our organization. People who share the same basic philosophy about operational excellence. People who listen to their listeners and work with their advertisers. People who find new and innovative ways to bring local flavor to their stations and meaningful contributions to their local communities. It's no wonder our ratings keep climbing and so does our reputation in the industry.

**Building Great Local Brands**

Radio is all about pleasing your listeners, and at Cox Radio we know this should not be a guessing game. That's why we are committed to doing extensive, thorough audience research and then crafting our stations' programming to what we learned. That's just what we did in Houston at KHPT-FM, a station we recently acquired that, in 2001, became the most successful revenue generating start-up station in Cox Radio history, posting over a 2,000% gain in a market that was down 9.5%. We had similar success with our start-up in the Greenville/Spartanburg, SC, market with WHZT-FM. Each one is a classic case of what happens when you follow a disciplined course of action and leverage knowledge into actuality.

Our portfolio of start-up, developing and turnaround stations remains strong with almost half of our stations classified as such. These stations have substantial growth potential, and we are intent on developing their additional revenue growth and margin enhancement.

**Clustering in the Right Places**

Cox is committed to clustering – owning more than one station in a high-growth market such as Atlanta, Houston or Jacksonville, Florida. We believe clustering in diverse geographic areas generates economies of scale, lets us participate in a number of local advertising markets, and shields us from regional economic factors. However, even more importantly, clustering gives us a strong marketing platform with our advertisers. By having several stations in a market, each programmed to appeal to a distinct audience, we are able to offer advertisers a precisely targeted, one-station buy or an urban-area blanketing. This multiple station approach to a market helps ensure that Cox will be a good fit for any media buy strategy.

Today, Cox Radio owns or operates at least three radio stations in 15 of our 18 markets. In 2001, we intensified our efforts to integrate station acquisitions in our cluster markets.

**Selling Knowledge**

Many of our advertisers are local businesses. These are companies that in many cases are without dedicated advertising managers. Cox Radio salespeople are trained to be these companies' advertising managers. That means focusing on that particular customer's best interests; listening to their ideas and thinking; and then suggesting effective ways to accomplish that customer's advertising, marketing and promotional objectives. Our people are trained to be marketing consultants who sell knowledge and strategy, not just airtime. It's a selling approach we've used for many years, and it's proven to result in lasting relationships.

2001 was another year that demonstrated the long-term viability of Cox Radio.

**Linkage**

Cox Radio stations never miss a chance to participate in the events, concerns, fun, causes and projects of our communities. We want to have local people turn to us, not just turn us on. And while the list of activities that Cox Radio took part in this year is lengthy, one is extremely dramatic. Our Long Island stations' involvement after the September 11 attacks included raising more than $1.4 million in cash for the tragedy's victims and six days of commercial-free broadcasting to provide support for firefighters and rescue workers.

**Long-Term Growth**

While 2001 was a challenging year, it was also another year that demonstrated the long-term viability of Cox Radio. We continued to deliver results to our shareholders and we continued to lead the industry in key performance criteria.

This was a year that didn't take Cox Radio by surprise – we formed contingency plans to deal with tough market conditions early on, before the economy slowed. We streamlined operations and kept our brands healthy, efficient, desirable assets that can keep their ratings climbing and their value growing. All of these actions only made us stronger. Be assured, the best is yet to come. Thank you for your continued support.



Robert F. Neil
President and Chief Executive Officer
March 19, 2002

# OUR RATINGS KEEP CLIMBING



Radio, like any other media business, goes by the numbers: Ratings measure audience, audience drives advertising dollars, and advertising dollars drive profitability. It's a simple but vital equation. Cox Radio is proud to say that with the end of 2001, we experienced our ninth consecutive period of overall ratings improvement. In fact, when you examine stations that we've owned for less than two years, you'll find their ratings increased 5%.

Take a look at a few of our stations with outstanding performance.

# KHPT-FM

## *Houston, Texas*

### *80's Format Takes 106.9 Forward 8 Notches*

How does a radio station, previously ranked last in the ratings, change management, change format and skyrocket to the top 10 – all in just over a year? Just ask Vice President and General Manager Chris Wegmann: "The demographics in Houston were ripe for an 80's station. Our initial research showed us that not only was the desire there, but there was actually a mandate from the people of Houston for 80's music. The music of the 80's spans generations. KHPT's listeners range from 18 to 54, and, unlike many stations, we cross that critical gender gap."

Spurred by the hits from such 80's icons as Phil Collins, Pat Benatar and Duran Duran, this fledgling station takes a low profile on personalities: "We just let the music speak for itself," said Johnny Chiang, program director. And the music is speaking for itself loud and clear – enabling the station to have an average monthly advertising sell-out between 90-95%, while decreasing its commercial load to well below average and still increasing revenues: "Our advertising sales have shot up well over 1,000%," added Doug Abernethy, director of sales.



106.9 The Point is not only ruling the rankings, it's also outpacing the market. While the overall Houston market's total advertising revenue was down 9.5% in 2001, KHPT's revenue increased over 2,000% compared to the previous year's figures!



# From 21 to 13

Eighties



# WHZT-FM From 10 to 2

## Greenville/Spartanburg/Anderson, South Carolina

### *Rhythmic CHR Beats a Path up the Charts*

Hot 98.1's quick ascension in the rankings took the Greenville/Spartanburg/Anderson market by storm, rapidly eroding the market share of its nearest competitor in format. "WHZT-FM (also known as Hot 98.1) represents our community's first foray into Rhythmic CHR (contemporary hit radio), and I think it surprised us, quite honestly, that we jumped out of the chute so quickly," said Sam Church, the station's general manager.

Cox Radio took command of the floundering WPEK in spring 2001, renaming the former news-talk station WHZT. Hitting the airwaves on April 1, the new station with the new format debuted at number seven on the charts, and it's been climbing ever since. According to Church, "Our market research quickly revealed that there was a very underserved music genre, and if we tapped that market in just the right way, we'd quickly become number one in our targeted demographic." WHZT did just that – becoming number one in the growing demographic of 18- to 24-year-olds. "We're filling a niche that used to be a gaping hole in the market – a niche with lots of potential." To be fair, Church acknowledges that WHZT enjoys the strong support of its sister station, urban-formatted WJMZ-FM. "While both stations share some similar music titles, WJMZ plays to urban audiences and WHZT is more top-40 in its on-air presentation. We also reap the benefits of clustering – a winning strategy for Cox Radio."



By clustering, WHZT and WJMZ are able to share a musical genre. Clustering also affords the advertisers an innovative approach to selling. While clustering dramatically improves the bottom lines of both stations, WHZT has also built a solid foundation for non-traditional revenue. According to Church, "We've partnered with many of the youth-oriented clubs in the area to promote and sponsor visiting acts. This form of revenue sharing may take us outside the usual funnel of radio advertisers, and in 2001, it represented almost 10% of our revenues."



# WSFR-FM From #11 to 4

*Louisville, Kentucky*

## *Reduced Ad Time Brings Great Gains for Classic Rock*

Lagging seven positions behind its classic rock arch-competitor in the rankings, WSFR-FM was determined to rise from its place at number 11 in the fall 2000 rankings. Following Cox Radio's best practices was the key to cranking out the hits and turning out the numbers.

Populated chiefly by baby boomers, Louisville, Kentucky ranks ninth in the nation for this demographic – which means the city of one million can easily support two classic rock radio stations. However, only one station can enjoy top Arbitron ratings. After some enlightening research, WSFR-FM General Manager Elizabeth Hamma discovered that what Louisville really wanted was more music and less talk. "People really wanted music – especially in the mornings. There was a real hole in the market, as almost all the other stations, including our chief competition, relied heavily on morning talk and personalities. The time had come to give the people what they wanted."

Supported by Cox Radio's manifesto of low commercial loads and allegiance to community needs and desires, WSFR-FM slashed advertising to eight units per hour while its competition averaged between 20-23 units per hour. With the now conspicuous absence of a morning show and consumer-favored minimal commercial time, WSFR-FM's rankings shot up from number 11 to number 4 within a few short months – leaving the Louisville competition scratching their heads and its listeners tapping their feet.

# WSB-FM

*Atlanta, Georgia*



Adult Contemporary

# A Story of CONSISTENCY

## *Adult Contemporary Keeps WSB-FM at Top*

Hitting the airwaves in 1948, WSB-FM (B98.5FM) was Georgia's first FM station. It's one of Atlanta's favorite stations, consistently ranking in the top five with adults 25-54. The adult contemporary station dominates its in-format competition by winning 16 out of the last 17 quarterly ratings books with the target demographic of 25- to 54-year-old adults. The station appeals to a broad range of listeners and has a devoted female fan base consistently finishing in the top 3 with 25- to 54-year-old women.

What's the secret to the station's continued success? According to David Meszaros, WSB's general manager, there's really no secret. "We constantly research our market, altering programming to the likes of our audience; we conduct ongoing research to test our music, and make adjustments accordingly. Simply put, we listen to our listeners." This uncommon, common-sense approach has secured B98.5FM's place in the hearts and ears of Atlanta's office workers, reigning as the preferred station to listen to at work. "Few radio stations have a format varied enough to appeal to a very diverse audience. B98.5FM tailors its play list to fit a wide listener base, without resorting to that innocuous elevator music. As its tagline claims, 'B98.5FM has the best variety of soft rock and is Atlanta's #1 station for listening at work,'" said Tom Paleveda, WSB's program manager.

The secret of WSB's enduring popularity goes further than talented and tenured management, perfectly matched play lists and mass appeal. Community involvement is just as high in WSB's rankings as the station itself is in the Atlanta market. "After the September tragedies, we knew we had to get out there to do something for the nation and for our listeners. People wanted immediate information, and they also wanted to offer immediate help. WSB literally stopped the music. We gave detailed and accurate accounts of the latest breaking news, answered hundreds of questions from callers and literally hit the streets raising money for the Red Cross. WSB and the people of Atlanta are proud that we were able to raise over $500,000. B98.5FM led the charge for our group's community effort," said Meszaros.

## COX RADIO LOCATIONS



1. Atlanta, GA
2. Birmingham, AL
3. Bridgeport, CT
4. Dayton, OH
5. Greenville/Spartanburg/ Anderson, SC
6. Honolulu, HI
7. Houston, TX
8. Jacksonville, FL
9. Long Island, NY
10. Louisville, KY
11. Miami, FL
12. New Haven, CT
13. Orlando, FL
14. Richmond, VA
15. San Antonio, TX
16. Stamford/Norwalk, CT
17. Tampa, FL
18. Tulsa, OK

## FINANCIAL PERFORMANCE

### Net Revenues
*(in millions)*


$300.5
$369.4
$395.3
'99
'00
'01

*Our revenue growth has consistently outperformed the industry.*

### Broadcast Cash Flow[1]
*(in millions)*


$116.6
$147.8
$148.9
'99
'00
'01

*Since our IPO in 1996, broadcast cash flow has posted a CAGR of 29%.*

### After-Tax Cash Flow Per Share – Diluted[2]


$0.72
$0.82
$0.79
'99
'00
'01

*After-tax cash flow per share has grown at a compounded annual rate of 23% since 1996.*

[1]Broadcast cash flow is net revenues less station operating expenses.
[2]After-tax cash flow is net income plus depreciation and amortization and adjusted for non-recurring items.

## PORTFOLIO MIX

### BY MARKET

- ☐ **Sunbelt**
- ☐ **Midwest**
- ☐ **Northeast**
- ☐ **Mid-Atlantic**
- ☐ **Hawaii**


6%
6%
13%
17%
58%


3%
6%
15%
10%
14%
11%
15%
17%
9%

### BY FORMAT

- ☐ **Rock**
- ☐ **Oldies**
- ☐ **Adult Contemporary**
- ☐ **News/Talk**
- ☐ **Contemporary/Alternative**
- ☐ **Country**
- ■ **Urban**
- ☐ **80's**
- ☐ **Other**

## STATIONS AND RANKINGS

| Market[1] | Station | Rank in Target | Format | VP/GM |
|---|---|---|---|---|
| **ATLANTA** | WSB-AM | 1 | News/Talk | David Meszaros |
| | WSB-FM | 3 | Adult Contemporary | |
| | WALR-FM | 4 | Urban Adult Contemporary | Tony Kidd |
| | WBTS-FM | 4 | Contemporary Hit Radio/ Rhythmic | Lori Rechin-Sheridan |
| | WFOX-FM | 12 | Oldies | |
| **BIRMINGHAM** | WBHJ-FM | 1 | Contemporary Urban Hits | David DuBose |
| | WBHK-FM | 1 | Urban Adult Contemporary | |
| | WAGG-AM | 8 | Gospel | |
| | WRJS-AM | 34 | Gospel | |
| | WZZK-FM | 2 | Country | Mike Sherry |
| | WODL-FM | 17 | Oldies | |
| | WBPT-FM | –[2] | 80's | |
| **DAYTON** | WHKO-FM | 1 | Country | Donna Hall |
| | WHIO-AM | 8 | News/Talk | |
| | WDPT-FM | 12 | 80's | |
| | WDTP-FM | –[3] | 80's | |
| **GREENVILLE/ SPARTANBURG** | WJMZ-FM | 3 | Urban | Sam Church |
| | WHZT-FM | 5 | Rhythmic/Contemporary Hit Radio | |
| **HONOLULU** | KRTR-FM | 2 | Adult Contemporary | Austin Vali |
| | KXME-FM | 4 | Rhythmic Top 40 | |
| | KGMZ-FM[4] | 5 | Oldies | |
| | KCCN-FM | 1 | Hawaiian Hit Radio | Michael Kelly |
| | KINE-FM | 4 | Hawaiian Adult Contemporary | |
| | KCCN-AM | 19 | News/Talk/Sports | |
| **HOUSTON** | KHPT-FM | 12 | 80's | Chris Wegmann |
| | KLDE-FM | 13 | Oldies | |
| | KTHT-FM | 13 | Rhythmic Top 40 | |
| | KKBQ-FM | 14 | Country | |
| **JACKSONVILLE** | WAPE-FM | 1 | Contemporary Hit Radio | Dick Williams |
| | WFYV-FM | 1 | Classic Rock | |
| | WKQL-FM | 3 | Oldies | |
| | WMXQ-FM | 3 | 80's | |
| | WOKV-AM | 6 | News/Talk | |
| | WBWL-AM | 19 | News/Talk | |
| **LONG ISLAND** | WBLI-FM | 2 | Contemporary Hit Radio | Kim Guthrie |
| | WBAB-FM | 3 | Adult Oriented Rock | |
| | WHFM-FM | –[5] | Adult Oriented Rock | |
| **LOUISVILLE** | WVEZ-FM | 3 | Adult Contemporary | Elizabeth Hamma |
| | WRKA-FM | 5 | Oldies | |
| | WSFR-FM | 5 | Classic Rock | |
| | WPTI-FM | 9 | 80's | |
| **MIAMI** | WEDR-FM | 1 | Urban Adult Contemporary | Jerry Rushin |
| | WHQT-FM | 2 | Urban Adult Contemporary | |
| | WFLC-FM | 7 | Hot Adult Contemporary | Mike Disney |
| | WPYM-FM | –[2] | Contemporary Hit Radio/Rhythmic/Dance | |
| **ORLANDO** | WCFB-FM | 5 | Urban Adult Contemporary | Rich Reis |
| | WWKA-FM | 6 | Country | Bill Hendrich |
| | WDBO-AM | 10 | News/Talk | |
| | WMMO-FM | 1 | Rock Adult Contemporary | Debbie Morel |
| | WHTQ-FM | 2 | Classic Rock | |
| | WPYO-FM | 5 | Contemporary Hit Radio/ Rhythmic/Dance | |
| **RICHMOND** | WKLR-FM | 1 | Classic Rock | Steve McCall |
| | WKHK-FM | 4 | Country | |
| | WMXB-FM | 4 | Hot Adult Contemporary | |
| | WDYL-FM | 4 | Alternative | |
| | WARV-FM[4] | 32 | Country | |
| **SAN ANTONIO** | KONO-FM | 1 | Oldies | Ben Reed |
| | KONO-AM | –[6] | Oldies | |
| | KCYY-FM | 5 | Country | |
| | KCJZ-FM | 11 | Contemporary Hit Radio | |
| | KKYX-AM | 20 | Classic Country | |
| | KISS-FM | 1 | Adult Oriented Rock | Caroline Devine |
| | KSMG-FM | 6 | Hot Adult Contemporary | |
| **SOUTHERN CT** | WPLR-FM | 1 | Adult Oriented Rock | John Ryan |
| | WEZN-FM | 2 | Adult Contemporary | |
| | WYBC-FM[4] | 4 | Urban Adult Contemporary | |
| | WKHL-FM | 3 | Oldies | Robin Faller |
| | WEFX-FM | 5 | Classic Rock | |
| | WSTC-AM | 28 | News/Talk | |
| | WNLK-AM | 36 | News/Talk/Sports | |
| **TAMPA** | WDUV-FM | 1 | Easy Listening | Howard Tuuri |
| | WWRM-FM | 4 | Soft Adult Contemporary | |
| | WPOI-FM | –[2] | 80's | |
| | WSUN-FM | 4 | Alternative Rock | Jay O'Connor |
| | WBBY-FM | 6 | Soft Rock | |
| | WHPT-FM | 7 | Classic Rock | |
| **TULSA** | KRMG-AM | 2 | News/Talk | Chuck Browning |
| | KRAV-FM | 2 | Adult Contemporary | |
| | KWEN-FM | 3 | Country | |
| | KRTQ-FM | 3 | Active Rock | |
| | KJSR-FM | 6 | Classic Rock | |

Source: Arbitron Market Reports four-book average for Winter 2001, Spring 2001, Summer 2001 and Fall 2001.

(1) Metropolitan market served; city of license may differ.
(2) The station format was changed during 2001; therefore, the station's audience share and audience rank information for 2001 are not applicable.
(3) Audience share and audience rank information for WDPT-FM and WDTP-FM are combined because the stations are simulcast.
(4) Station operated by Cox Radio under a joint sales agreement.
(5) Audience share and audience rank information for WBAB-FM and WHFM-FM are combined because the stations are simulcast.
(6) Audience share and audience rank information for KONO-FM and KONO-AM are combined because the stations are simulcast.



# Directors and Officers


COX
RADIO, INC.

## BOARD OF DIRECTORS

*(Bottom Row from Left to Right)*

James C. Kennedy
Chairman and Chief Executive Officer
Cox Enterprises, Inc.

Robert F. Neil
President and Chief Executive Officer
Cox Radio, Inc.

Ernest D. Fears, Jr.
Lecturer
Howard University

Nicholas D. Trigony
Retired President
Cox Broadcasting, Inc.

*(Top Row from Left to Right)*

David E. Easterly
Vice Chairman
Cox Enterprises, Inc.

G. Dennis Berry
President and
Chief Operating Officer
Cox Enterprises, Inc.

Richard A. Ferguson
Vice President and
Co-Chief Operating Officer
Cox Radio, Inc.

Marc W. Morgan
Vice President and
Co-Chief Operating Officer
Cox Radio, Inc.

Paul M. Hughes
President and
Chief Operating Officer
OG Holding Ltd.

## SENIOR MANAGEMENT

Robert F. Neil
President and Chief Executive Officer

Richard A. Ferguson
Vice President and Co-Chief Operating Officer

Marc W. Morgan
Vice President and Co-Chief Operating Officer

Neil O. Johnston
Vice President and Chief Financial Officer

Richard A. Reis
Group Vice President

Jarrett A. O'Connor
Regional Vice President

Robert B. Reed
Regional Vice President

Kimberly A. Guthrie
Regional Vice President

Gregg A. Lindahl
Vice President of CXRi

Roxann L. Miller
Vice President of Research

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-12187


COX
RADIO, INC.

(Exact name of Registrant as specified in its charter)

| Delaware | 58-1620022 |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| 1400 Lake Hearn Drive, Atlanta, Georgia | 30319 |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (404) 843-5000

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Class A Common Stock, par value $0.33 per share | New York Stock Exchange |

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☒

As of February 28, 2002, the aggregate market value of the Class A common stock held by non-affiliates of the registrant was $921,370,725 based on the closing price on the New York Stock Exchange on such date.

There were 41,309,224 shares of Class A common stock outstanding as of February 28, 2002.

There were 58,733,016 shares of Class B common stock outstanding as of February 28, 2002.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2001 Annual Report to Stockholders and the Proxy Statement for the 2002 Annual Meeting of Stockholders are incorporated by reference into Part II and Part III.

COX RADIO, INC.

2001 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS


| | | Page |
|---|---|---|
| | PART I | |
| Item 1. | Business | 1 |
| Item 2. | Properties | 22 |
| Item 3. | Legal Proceedings | 23 |
| Item 4. | Submission of Matters to a Vote of Security Holders | 24 |
| | PART II | |
| Item 5. | Market for Registrant's Common Equity and Related Stockholder Matters | 25 |
| Item 6. | Selected Consolidated Financial Data | 25 |
| Item 7. | Management's Discussion and Analysis of Financial Conditions and Results of Operations | 27 |
| Item 7A. | Quantitative and Qualitative Disclosure About Market Risk | 34 |
| Item 8. | Financial Statements and Supplementary Data | 35 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 62 |
| | PART III | |
| Item 10. | Directors and Executive Officers | 62 |
| Item 11. | Executive Compensation | 62 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management | 62 |
| Item 13. | Certain Relationships and Related Transactions | 62 |
| | PART IV | |
| Item 14. | Exhibits, Financial Statement Schedules and Reports on Form 8-K | 62 |
| Signatures | | 65 |

## PART I

### ITEM 1. *Business*

Cox Radio, Inc. is the third largest radio broadcasting company in the United States, based on net revenues. Cox Radio owns or operates, or provides sales and marketing services for 81 radio stations (68 FM and 13 AM) clustered in 18 markets. Cox Radio operates three or more stations in 15 of its 18 markets. Cox Radio operates a wide range of programming formats in geographically diverse markets across the United States, including 10 of the country's top 50 radio revenue markets according to BIA Radio Market Report 2001 4th Edition.

Cox Radio is an indirect majority-owned subsidiary of Cox Enterprises, Inc. Cox Enterprises indirectly owns approximately 62% of Cox Radio's common stock and has approximately 94% of the voting power of Cox Radio. Cox Radio has two classes of common stock outstanding, Class A common stock, par value $0.33 per share, and Class B common stock, par value $0.33 per share. Cox Enterprises' wholly-owned subsidiary, Cox Broadcasting, Inc., owns 100% of Cox Radio's outstanding Class B common stock.

Cox Enterprises, a privately-held corporation headquartered in Atlanta, Georgia, is one of the largest media companies in the United States, with consolidated 2001 revenues of approximately $8.7 billion. Cox Radio's business was operated as part of Cox Enterprises prior to Cox Radio's initial public offering in September 1996 when Cox Enterprises transferred all of its U.S. radio operations to Cox Radio. Cox Radio, as part of Cox Enterprises, was a pioneer in radio broadcasting, building its first station in 1934, acquiring its flagship station, WSB-AM (Atlanta), in 1939 and launching its first FM station, WSB-FM (Atlanta), in 1948.

Cox Radio seeks to maximize the revenues and broadcast cash flow of its radio stations by operating and developing clusters of stations in demographically attractive and rapidly growing markets, including Atlanta, Birmingham, Houston, Jacksonville, Miami, Orlando, San Antonio and Tampa. Further, Cox Radio believes that its experienced senior management team is well positioned to manage larger radio station clusters, as well as new radio station clusters, and take advantage of new opportunities arising in the U.S. radio broadcasting industry. Based upon information obtained from the Radio Advertising Bureau, during the past five years, the 18 markets in which Cox Radio's stations operate have demonstrated a compounded annual advertising revenue growth rate of 18.6%, which is greater than the 7.4% compounded annual advertising revenue growth rate for the U.S. radio industry as a whole.

As a result of Cox Radio's management, programming and sales efforts, its radio stations are characterized by strong ratings and above average power ratios (defined as total advertising revenue share in a particular market divided by audience share in such market). Cox Radio's stations are diversified in terms of format, target audience, geographic location and stage of development.

Cox Radio has a track record of acquiring, repositioning and improving the operating performance of previously under-performing stations. Management believes that a number of Cox Radio's stations have significant growth opportunities or turnaround potential and, therefore, can be characterized as start-up or developing stations. Generally, Cox Radio considers start-up or developing stations to include those stations that have been recently acquired and offer the greatest potential for growth. Currently, Cox Radio considers 37 of its stations to be start-up or developing stations. Cox Radio believes these stations can achieve significant broadcast cash flow growth by employing its operating strategy. Management believes that its mix of stations in different stages of development enables Cox Radio to maximize its growth potential.

During 1998, Cox Radio began syndicating radio broadcast programming, including the stock market investment advice show The Motley Fool and Neal Boortz's political and issues talk show. Cox Radio also entered into an Advertising Sales and Affiliate Marketing Agreement with Media America, Inc, pursuant to which Media America sells national advertising on behalf of Cox Radio. During 1999, Cox Radio began syndicating "shock jocks" Lex and Terry. Cox Radio is exploring offering other syndication products in the future.

During 2000, Cox Radio created a new division, Cox Radio Interactive (CXRi), whose purpose is to design, develop and assist Cox Radio with its station web sites. In addition, CXRi conducts research to determine what station listeners want from radio web sites. Cox Radio now focuses sales on promotional partnerships and sells banner ads on its web sites as a "25th hour" of advertising.

### Acquisitions and Dispositions

During the past several years, Cox Radio has actively managed its portfolio of radio stations through selected acquisitions, dispositions and exchanges, as well as through the use of local marketing agreements, or LMAs, and joint sales agreements, or JSAs. Under an LMA or a JSA, the company operating a station provides programming or sales and marketing or a combination of such services. The broadcast revenues and operating expenses of stations operated by Cox Radio under LMAs and JSAs have been included in Cox Radio's operations since the respective dates of such agreements.

All acquisitions discussed below have been accounted for using the purchase method. As such, the results of operations of the acquired stations have been included in the results of operations from the date of acquisition. Specific transactions entered into by Cox Radio during the past three years, and through March 15, 2002 are discussed below.

In January 1999, Cox Radio acquired the assets of radio station WSUN-FM (formerly WLVU-FM) serving the Tampa-St. Petersburg, Florida market in exchange for the assets of WSUN-AM in Tampa-St. Petersburg, Florida and approximately $17 million. Prior to the acquisition, Cox Radio had been operating WSUN-FM pursuant to an LMA since September 1998.

In May 1999, Cox Radio acquired radio stations WVEZ-FM and WSFR-FM and an option to purchase WPTI-FM (formerly WMHX-FM) serving the Louisville, Kentucky market and radio stations WPOI-FM (formerly WFJO-FM), WHPT-FM and WDUV-FM (formerly WTBT-FM) serving the Tampa-St. Petersburg, Florida market in exchange for Cox Radio's radio stations WYYY-FM, WBBS-FM, WWHT-FM, WHEN-AM and WSYR-AM serving the Syracuse, New York market, plus additional cash consideration of approximately $94 million, resulting in a pre-tax gain of approximately $39.2 million. In connection with obtaining regulatory approvals for this transaction, Cox Radio agreed to divest ownership of WRVI-FM and WLSY-FM serving the Louisville, Kentucky market. In May 1999, such stations were transferred to a trust for the benefit of Cox Radio pending sale to a third party.

In June 1999, Cox Radio disposed of the assets of WPTW-AM in Dayton, Ohio for consideration of $0.1 million.

In August 1999, Cox Radio consummated its acquisition of WODL-FM (formerly WRLR-FM) in Homewood, Alabama serving the Birmingham, Alabama market for a purchase price of approximately $5.5 million and the assumption of debt of approximately $0.2 million. Prior to the acquisition, Cox Radio had been operating this station under an LMA since November 1998.

In August 1999, Cox Radio acquired WPYO-FM (formerly WTLN-FM) serving the Orlando, Florida market for consideration of $14.5 million. Cox Radio had been operating the station pursuant to an LMA since January 1999. In a related transaction, Cox Radio disposed of the assets of WTLN-AM, also serving the Orlando, Florida market, for consideration of $0.5 million.

In September 1999, Cox Radio consummated the acquisition of WPTI-FM (formerly WMHX-FM) in Louisville, Kentucky for consideration of approximately $2 million. Cox Radio had been operating the station under a JSA or an LMA since May 1999.

In September 1999, Cox Radio disposed of the assets of WGBB-AM serving the Nassau-Suffolk (Long Island), New York market for consideration of $1.7 million.

In September 1999, Cox Radio and a trust for Cox Radio's benefit disposed of WRVI-FM and WLSY-FM serving the Louisville, Kentucky market for consideration of $5 million, resulting in a pre-tax gain of approximately $1.6 million.

In September 1999, Cox Radio acquired WBTS-FM (formerly WNGC-FM) in Athens, Georgia for consideration of approximately $78 million.

In November 1999, Cox Radio acquired KRTR-FM, KXME-FM, KGMZ-FM and KRTR-AM (formerly KGMZ-AM) in Honolulu, Hawaii for consideration of approximately $16.4 million.

In January 2000, Cox Radio acquired the assets of KRTQ-FM (formerly KTFX-FM) in Tulsa, Oklahoma for consideration of $3.5 million. Cox Radio had been operating this station pursuant to an LMA since January 1999.

Also in January 2000, Cox Radio disposed of the assets of KACE-FM and KRTO-FM, serving Los Angeles, California, for consideration of approximately $75 million, resulting in a pre-tax gain of approximately $46.6 million.

In April 2000, the LMA for WCNN-AM, serving Atlanta, Georgia, terminated.

Also in April 2000, Cox Radio disposed of the assets of KGMZ-FM, serving Honolulu, Hawaii, for approximately $6.6 million. Cox Radio continues to manage this station's local, regional and national advertising sales efforts under a JSA. In addition, Cox Radio is a guarantor of the buyer's financing for this transaction.

In May 2000, Cox Radio acquired the assets of KINE-FM, KCCN-FM and KCCN-AM, serving Honolulu, Hawaii, for consideration of approximately $17.8 million.

In July 2000, Cox Radio acquired the outstanding capital stock of Marlin Broadcasting, Inc., which owned radio stations WPYM-FM (formerly WTMI-FM) serving Miami, Florida, WCCC-FM and WCCC-AM serving Hartford, Connecticut, and WBOQ-FM serving Gloucester, Massachusetts, for approximately $125 million. As part of this transaction, Cox Radio sold those assets of Marlin comprising WCCC-FM, WCCC-AM and WBOQ-FM to certain of the former principals of Marlin for approximately $25 million. Cox Radio did not recognize any gain or loss on the sale of these assets.

In August 2000, Cox Radio acquired WEDR-FM in Miami, Florida; WFOX-FM in Atlanta, Georgia; WFYV-FM, WAPE-FM, WBWL-AM, WKQL-FM, WMXQ-FM and WOKV-AM in Jacksonville, Florida; WEFX-FM, WNLK-AM, WKHL-FM and WSTC-AM in Stamford/Norwalk, Connecticut; and WPLR-FM and national and local sales and marketing rights at WYBC-FM in New Haven, Connecticut in exchange for KFI-AM and KOST-FM in Los Angeles, California, plus approximately $3 million. The transaction was accounted for as a purchase business combination with a fair value of $473 million based on an independent appraisal. Cox Radio recorded a $429.9 million pre-tax gain on the transaction in the third quarter of 2000. Cox Radio had operated the acquired stations (other than WYBC-FM) pursuant to an LMA and WYBC-FM pursuant to a JSA since October 1999. Cox Radio continues to operate WYBC-FM pursuant to a JSA. Cox Radio obtained a temporary waiver of the FCC's newspaper-radio cross-ownership rule for the acquisition of WFOX-FM in Atlanta.

In August 2000, Cox Radio acquired the assets of radio stations KKBQ-FM, KLDE-FM and KTHT-FM (formerly KKTL-FM), serving Houston, Texas, and WKHK-FM, WMXB-FM, WKLR-FM and WVBB-AM (formerly WTVR-AM), serving Richmond, Virginia, for consideration of approximately $380 million.

Also in August 2000, Cox Radio acquired the capital stock of Midwestern Broadcasting Company, Inc., which owned WALR-FM, serving Atlanta, Georgia, for $280 million. In a related transaction with Salem Communications Corporation in September 2000, Cox Radio exchanged the license and transmitting facilities of WALR-FM, as well as the license and transmitting facilities of radio stations KLUP-AM, serving San Antonio, Texas, and WSUN-AM (formerly WFNS-AM), serving Tampa, Florida, for the license and transmitting facilities of radio station KHPT-FM (formerly KKHT-FM), serving Houston, Texas. Cox Radio retained the intellectual property of WALR-FM and is broadcasting WALR-FM's programming on its WJZF-FM signal in Atlanta. Cox Radio changed WJZF-FM's call letters to WALR-FM.

In February 2001, Cox Radio acquired WDYL-FM serving Richmond, Virginia and WJMZ-FM and WHZT-FM (formerly WPEK-FM) serving Greenville, South Carolina for a total of $52.5 million.

In February 2001, Cox Radio entered into a joint sales agreement to provide sales and marketing services for WARV-FM serving Richmond, Virginia. In addition, Cox Radio is a guarantor of the owner's financing for the acquisition of this station.

In February 2001, Cox Radio disposed of WHOO-AM serving Orlando, Florida for $5 million, resulting in a pre-tax gain of approximately $2.4 million.

In May 2001, Cox Radio disposed of the assets of KGTO-AM serving Tulsa, Oklahoma for $0.5 million.

In July 2001, Cox Radio disposed of the assets of WVBB-AM (formerly WTVR-AM) serving Richmond, Virginia for $0.7 million.

In January 2002, Cox Radio disposed of the assets of KRTR-AM (formerly KGMZ-AM) serving Honolulu, Hawaii for $0.6 million. The buyer of the station had been operating the station under a LMA since October 2001.

On December 21, 1998 and March 1, 1999, Cox Radio purchased shares of common stock of iBiquity Digital Corporation (formerly USA Digital Radio, Inc.), a developer of digital radio broadcasting technology, for a total purchase price of $2.5 million. Cox Radio accounts for this investment under the cost method.

The following table summarizes certain information relating to radio stations owned or operated by Cox Radio:

| Market(1) and Station Call Letters | Format | Target Demographic Group | Audience Share in Target Demographic Group | Rank in Target Demographic Group | Demographic Group (Adults 25-54) | |
|---|---|---|---|---|---|---|
| | | | | | Audience Share | Rank |
| **Atlanta** | | | | | | |
| WSB-AM | News/Talk | Adults 35-64 | 12.6 | 1 | 9.0 | 2 |
| WSB-FM | Adult Contemporary | Women 25-54 | 7.0 | 3 | 5.5 | 5 |
| WALR-FM | Urban Adult Contemporary | Adults 25-54 | 5.9 | 4 | 5.9 | 4 |
| WBTS-FM | Contemporary Hit Radio/ Rhythmic | Adults 12-24 | 9.8 | 4 | 2.0 | 18 |
| WFOX-FM | Oldies | Adults 35-54 | 3.5 | 12 | 2.6 | 14 |
| **Birmingham** | | | | | | |
| WBHJ-FM | Contemporary Urban Hits | Adults 18-34 | 13.7 | 1 | 4.9 | 7 |
| WBHK-FM | Urban Adult Contemporary | Adults 25-54 | 12.2 | 1 | 12.2 | 1 |
| WAGG-AM | Gospel | Adults 35-54 | 4.4 | 8 | 3.8 | 9 |
| WRJS-AM | Gospel | Adults 25-54 | 0.1 | 34 | 0.1 | 34 |
| WZZK-FM | Country | Adults 25-54 | 7.8 | 2 | 7.8 | 2 |
| WODL-FM (formerly WRLR-FM) | Oldies | Adults 25-54 | 1.8 | 17 | 1.8 | 17 |
| WBPT-FM (formerly WODL-FM) | 80's | Adults 25-44 | —(2) | —(2) | —(2) | —(2) |
| **Dayton** | | | | | | |
| WHKO-FM | Country | Adults 25-54 | 10.0 | 1 | 10.0 | 1 |
| WHIO-AM | News/Talk | Adults 35-54 | 4.0 | 8 | 3.5 | 10 |
| WDPT-FM | 80's | Adults 25-54 | 2.4 | 12 | 2.4 | 12 |
| WDTP-FM | 80's | Adults 25-54 | —(3) | —(3) | —(3) | —(3) |
| **Greenville** | | | | | | |
| WJMZ-FM | Urban | Adults 25-54 | 8.7 | 3 | 8.7 | 3 |
| WHZT-FM | Contemporary Hit Radio/ Rhythmic | Adults 18-34 | 7.4 | 5 | 3.1 | 10 |

| Market(1) and Station Call Letters | Format | Target Demographic Group | Audience Share in Target Demographic Group | Rank in Target Demographic Group | Demographic Group (Adults 25-54) | |
|---|---|---|---|---|---|---|
| | | | | | Audience Share | Rank |
| **Honolulu** | | | | | | |
| KRTR-FM | Adult Contemporary | Adults 25-54 | 7.8 | 2 | 7.8 | 2 |
| KXME-FM | Rhythmic Top 40 | Adults 18-34 | 8.2 | 4 | 3.0 | 13 |
| KGMZ-FM (4) | Oldies | Adults 35-64 | 6.7 | 5 | 5.0 | 8 |
| KCCN-FM | Hawaiian Hit Radio | Adults 18-34 | 10.6 | 1 | 7.5 | 3 |
| KINE-FM | Hawaiian Adult Contemporary | Adults 25-54 | 7.2 | 4 | 7.2 | 4 |
| KCCN-AM | News/Talk/Sports | Adults 35-54 | 1.4 | 19 | 1.1 | 20 |
| **Houston** | | | | | | |
| KHPT-FM | 80's | Adults 25-54 | 3.3 | 12 | 3.3 | 12 |
| KLDE-FM | Oldies | Adults 25-54 | 3.1 | 13 | 3.1 | 13 |
| KTHT-FM | Rhythmic Top 40 | Adults 18-34 | 2.8 | 13 | 1.0 | 27 |
| KKBQ-FM | Country | Adults 25-54 | 2.9 | 14 | 2.9 | 14 |
| **Jacksonville** | | | | | | |
| WAPE-FM | Contemporary Hit Radio | Women 18-34 | 14.6 | 1 | 6.9 | 5 |
| WFYV-FM | Classic Rock | Men 25-54 | 15.0 | 1 | 10.0 | 1 |
| WKQL-FM | Oldies | Adults 35-54 | 8.4 | 3 | 6.3 | 6 |
| WMXQ-FM | 80's | Adults 25-49 | 8.6 | 3 | 7.7 | 3 |
| WOKV-AM | News/Talk | Adults 35-64 | 6.6 | 6 | 5.0 | 8 |
| WBWL-AM | Sports Talk | Men 25-54 | 1.2 | 19 | 0.7 | 21 |
| **Long Island** | | | | | | |
| WBLI-FM | Contemporary Hit Radio | Women 18-34 | 10.4 | 2 | 4.9 | 4 |
| WBAB-FM | Adult Oriented Rock | Men 25-54 | 6.6 | 3 | 5.1 | 2 |
| WHFM-FM | Adult Oriented Rock | Men 25-54 | —(5) | —(5) | —(5) | —(5) |
| **Louisville** | | | | | | |
| WVEZ-FM | Adult Contemporary | Women 25-54 | 9.6 | 3 | 6.4 | 4 |
| WRKA-FM | Oldies | Adults 35-54 | 5.5 | 5 | 4.3 | 9 |
| WSFR-FM | Classic Rock | Adults 25-54 | 5.5 | 5 | 5.5 | 5 |
| WPTI-FM | 80's | Adults 25-44 | 5.2 | 9 | 4.0 | 10 |
| **Miami** | | | | | | |
| WEDR-FM | Urban Adult Contemporary | Adults 18-34 | 13.9 | 1 | 7.1 | 1 |
| WHQT-FM | Urban Adult Contemporary | Adults 25-54 | 5.9 | 2 | 5.9 | 2 |
| WFLC-FM | Hot Adult Contemporary | Adults 25-54 | 4.1 | 7 | 4.1 | 7 |
| WPYM-FM (formerly WTMI-FM) | Contemporary Hit Radio/ Rhythmic/Dance | Adults 18-49 | —(2) | —(2) | —(2) | —(2) |
| **Orlando** | | | | | | |
| WCFB-FM | Urban Adult Contemporary | Adults 25-44 | 5.9 | 5 | 6.0 | 5 |
| WWKA-FM | Country | Adults 25-54 | 5.8 | 6 | 5.8 | 6 |
| WDBO-AM | News/Talk | Adults 35-54 | 4.8 | 10 | 3.6 | 13 |
| WMMO-FM | Rock Adult Contemporary | Adults 35-44 | 8.5 | 1 | 6.5 | 4 |
| WHTQ-FM | Classic Rock | Men 35-49 | 8.9 | 2 | 4.4 | 10 |
| WPYO-FM | Contemporary Hit Radio/ Rhythmic/Dance | Adults 18-24 | 8.9 | 5 | 2.2 | 18 |
| **Richmond** | | | | | | |
| WKLR-FM | Classic Rock | Men 25-54 | 10.8 | 1 | 7.2 | 3 |
| WKHK-FM | Country | Adults 25-54 | 6.5 | 4 | 6.5 | 4 |
| WMXB-FM | Hot Adult Contemporary | Women 25-54 | 7.3 | 4 | 5.7 | 7 |
| WDYL-FM | Alternative | Adults 18-34 | 5.9 | 4 | 2.6 | 14 |
| WARV-FM (4) | Country | Adults 25-54 | 0.3 | 32 | 0.3 | 32 |
| **San Antonio** | | | | | | |
| KONO-FM | Oldies | Adults 35-54 | 8.9 | 1 | 6.7 | 2 |
| KONO-AM | Oldies | Adults 35-54 | —(6) | —(6) | —(6) | —(6) |

| Market(1) and Station Call Letters | Format | Target Demographic Group | Audience Share in Target Demographic Group | Rank in Target Demographic Group | Demographic Group (Adults 25-54) Audience Share | Demographic Group (Adults 25-54) Rank |
|---|---|---|---|---|---|---|
| KCYY-FM | Country | Adults 25-54 | 5.6 | 5 | 5.6 | 5 |
| KCJZ-FM | Contemporary Hit Radio | Women 25-49 | 4.3 | 11 | 3.4 | 14 |
| KKYX-AM | Classic Country | Adults 35-64 | 1.7 | 20 | 0.7 | 25 |
| KISS-FM | Adult Oriented Rock | Adults 18-49 | 9.0 | 1 | 6.4 | 3 |
| KSMG-FM | Hot Adult Contemporary | Adults 25-54 | 5.3 | 6 | 5.3 | 6 |
| **Southern Connecticut** | | | | | | |
| *Bridgeport/Fairfield County* | | | | | | |
| WEZN-FM | Adult Contemporary | Adults 25-54 | 11.1 | 2 | 11.1 | 2 |
| *New Haven* | | | | | | |
| WPLR-FM | Adult Oriented Rock | Adults 25-44 | 10.4 | 1 | 9.0 | 1 |
| WYBC-FM (4) | Urban Adult Contemporary | Adults 25-54 | 6.5 | 4 | 6.5 | 4 |
| *Stamford-Norwalk* | | | | | | |
| WKHL-FM | Oldies | Adults 25-54 | 5.0 | 3 | 5.0 | 3 |
| WEFX-FM | Classic Rock | Adults 25-44 | 4.3 | 5 | 3.2 | 9 |
| WSTC-AM | News/Talk | Adults 25-54 | 0.9 | 28 | 0.9 | 28 |
| WNLK-AM | News/Talk/Sports | Adults 25-54 | 0.5 | 36 | 0.5 | 36 |
| **Tampa** | | | | | | |
| WDUV-FM | Easy Listening | Adults 45+ | 18.2 | 1 | 3.2 | 16 |
| WWRM-FM | Soft Adult Contemporary | Women 35-54 | 6.9 | 4 | 5.1 | 6 |
| WPOI (formerly WFJO-FM) | 80's | Adults 25-54 | —(2) | —(2) | —(2) | —(2) |
| WSUN-FM | Alternative Rock | Adults 18-34 | 6.6 | 4 | 2.5 | 17 |
| WBBY-FM | Soft Rock | Adults 35-54 | 5.1 | 6 | 4.4 | 11 |
| WHPT-FM | Classic Rock | Men 25-54 | 4.9 | 7 | 3.5 | 14 |
| **Tulsa** | | | | | | |
| KRMG-AM | News/Talk | Adults 35-54 | 9.4 | 2 | 7.8 | 2 |
| KRAV-FM | Adult Contemporary | Women 25-54 | 8.0 | 2 | 6.2 | 4 |
| KWEN-FM | Country | Adults 25-54 | 7.2 | 3 | 7.2 | 3 |
| KRTQ-FM | Active Rock | Men 18-34 | 9.4 | 3 | 3.0 | 12 |
| KJSR-FM | Classic Rock | Adults 25-54 | 5.5 | 6 | 5.5 | 6 |

*Source:* Arbitron Market Reports four-book average for Winter 2001, Spring 2001, Summer 2001 and Fall 2001.

(1) Metropolitan market served; city of license may differ.
(2) The station format was changed during 2001; therefore, the station's audience share and audience rank information for 2001 are not applicable.
(3) Audience share and audience rank information for WDPT-FM and WDTP-FM are combined because the stations are simulcast.
(4) Station operated by Cox Radio under a JSA.
(5) Audience share and audience rank information for WBAB-FM and WHFM-FM are combined because the stations are simulcast.
(6) Audience share and audience rank information for KONO-FM and KONO-AM are combined because the stations are simulcast.

### License Drop-Down

On January 1, 1999, Cox Radio transferred the licenses, permits and authorizations it held from the Federal Communications Commission for the radio stations it then owned (other than for the radio stations it owned in the states of California and Florida and WGBB-AM and WPTW-AM) to CXR Holdings, Inc., a Nevada corporation and wholly-owned subsidiary of Cox Radio.

Operating Strategy

The following is a description of the key elements of Cox Radio's operating strategy:

*Clustering of Stations.* Cox Radio operates its stations in clusters to:

- Enhance net revenue growth by increasing the appeal of Cox Radio's stations to advertisers and enabling such stations to compete more effectively with other forms of advertising; and
- Achieve operating efficiencies by consolidating broadcast facilities, eliminating duplicative positions in management and production and reducing overhead expenses.

Management believes that operating several radio stations in each of its markets will enable its sales teams to offer advertisers more attractive advertising packages. Furthermore, as radio clusters achieve significant audience share, they can deliver to advertisers the audience reach that historically only television and newspapers could offer, with the added benefit of frequent exposure to advertisers' target customers. Management believes that Cox Radio's clusters of stations, and their corresponding audience share, provide opportunities to capture an increased share of total advertising revenue in each of its markets.

*Development of Under-Performing Stations.* Cox Radio's management has demonstrated its ability to acquire under-performing radio stations and develop them into consistent ratings and revenue leaders. Cox Radio's historic margins reflect the acquisition and continued development of under-performing stations, as well as the fact that increases in net revenue are typically realized subsequent to increases in audience share. Management believes that a number of its stations have significant growth opportunities or turnaround potential and can therefore be characterized as start-up or developing stations.

*Implementation of Cox Radio's Management Philosophy.* Cox Radio's local station operations, supported by a lean corporate staff, employ a management philosophy emphasizing:

- Market research and targeted programming;
- A customer-focused selling strategy for advertising; and
- Marketing and promotional activities.

*Market Research and Targeted Programming.* Cox Radio's research, programming and marketing strategy combines extensive research with an assessment of competitors' vulnerabilities and market dynamics in order to identify specific audience opportunities within each market. Cox Radio also retains consultants and research organizations to continually evaluate listener preferences. Using this information, Cox Radio tailors the programming, marketing and promotions of each station to maximize its appeal to its target audience. Cox Radio's disciplined application of market research enables each of its stations to be responsive to the changing preferences of its targeted listeners. This approach focuses on the needs of the listeners and their community and is designed to improve ratings and maximize the impact of advertising for Cox Radio's customers.

Through its research, programming and marketing, Cox Radio also seeks to create a distinct and marketable local identity for each of its stations in order to enhance audience share and listener loyalty and to protect against direct format competition. To achieve this objective, Cox Radio employs and promotes distinct high-profile on-air personalities and local sports programming at many of its stations. For example, Cox Radio broadcasts "Dr. Laura" in Dayton and Tulsa; "Rush Limbaugh" in Dayton, Jacksonville and Tulsa; "The Clark Howard Show" in Atlanta, Dayton, Jacksonville, Orlando, and Tulsa; "Neal Boortz" in Atlanta, Dayton, Jacksonville, Orlando, and Tulsa; the Atlanta Braves in Atlanta; the Jacksonville Jaguars in Jacksonville; and the Orlando Magic in Orlando.

*Customer-Focused Selling Strategy for Advertising.* Cox Radio has implemented a unique, customer-focused approach to selling advertising known as the Consultative Selling System. Cox Radio's sales personnel are trained to approach each advertiser with a view towards solving the marketing needs of the customer. In this regard, the sales staff consults with customers, attempts to understand their business goals and offers comprehensive marketing solutions, including the use of radio advertising. Instead of merely selling station advertising time, Cox Radio's sales personnel are encouraged to develop innovative marketing strategies for the station's advertising customers.

*Marketing and Promotional Activities.* Cox Radio's stations regularly engage in significant local promotional activities, including advertising on local television and in local print media, participating in telemarketing and direct mailings and sponsoring contests, concerts and events. Special events may include charitable athletic events, events centered around a major local occasion or local ethnic group and special community or family events. Cox Radio also engages in joint promotional activities with other media in its markets to further leverage its promotional spending. These promotional efforts help Cox Radio's stations add new listeners and increase the amount of time spent listening to the stations.

*Strong Management Teams.* In addition to relying upon its experienced senior operating management, Cox Radio places great importance on the hiring and development of strong local management teams and has been successful in retaining experienced management teams that have strong ties to their communities and customers.

Cox Radio invests significant resources in identifying and training employees to create a talented team of managers at all levels of station operations. These resources include:

- Gallup/SRI, which helps Cox Radio identify and select talented individuals for management and sales positions;
- Center for Sales Strategy, an independent sales and management training company which trains and develops managers and sales executives; and
- A program of leadership development conducted by Cox Radio's senior operating management and outside consultants.

Local managers are empowered to run the day-to-day operations of their stations and to develop and implement policies that will improve station performance and establish long-term relationships with listeners and advertisers. The compensation of the senior operating management team and local station managers is dependent upon financial performance, and incentives to enhance performance are provided through awards under Cox Radio's Amended and Restated Long-Term Incentive Plan. See Note 12 to the Cox Radio's Consolidated Financial Statements included elsewhere herein.

### Acquisition Strategy

During the last several years, Cox Radio has implemented its clustering strategy through the acquisition of radio stations in several of its existing markets as well as in new markets. Management believes that larger, well-capitalized companies with experienced management, such as Cox Radio, are best positioned to take advantage of acquisition opportunities. Management considers the following factors when making an acquisition:

*Market Selection Considerations.* Cox Radio's acquisition strategy has been focused on clustering stations in its existing markets and making opportunistic acquisitions in additional markets in which Cox Radio believes that it can cost-effectively achieve a leading position in terms of audience and revenue share. Management believes that Cox Radio will have the financial resources and management expertise to continue to pursue its acquisition strategy. Certain future acquisitions may be limited by the multiple and cross-ownership rules of the Federal Communications Commission. See "— Federal Regulation of Radio Broadcasting — General Ownership Matters" and "— Proposed Changes."

*Station Considerations.* Cox Radio expects to concentrate on acquiring radio stations that offer, through the application of Cox Radio's operating philosophy, the potential for improvement in the stations' performance, particularly their broadcast cash flows. Such stations may be in various stages of development, which presents Cox Radio with an opportunity to apply its management techniques and to enhance asset value. In evaluating potential acquisitions, Cox Radio considers the strength of a station's broadcast signal. A powerful broadcast signal enhances delivery range and clarity, thereby influencing listener preference and loyalty. Cox Radio also assesses the strategic fit of an acquisition with its existing clusters of radio stations. When entering a new market, Cox Radio expects to acquire a "platform" upon which to expand its portfolio of stations and to build a leading cluster of stations.

### Industry Overview

The primary source of revenues for radio stations is the sale of advertising time to local and national spot advertisers and national network advertisers. During the past decade, local advertising revenue as a percentage of total radio advertising revenue in a given market has ranged from approximately 75% to 80% according to the Radio Advertising Bureau. The growth in total radio advertising revenue tends to be fairly stable. With the exception of 2001 and 1991, when total radio advertising revenue fell by approximately 7.4% and 2.8%, respectively, advertising revenue has risen each year since 1950 according to the Radio Advertising Bureau.

According to the Radio Advertising Bureau's *Radio Marketing Guide and Fact Book for Advertisers, 2001-2002*, radio reaches approximately 96% of all consumers over the age of 12 every week and 78% of persons over the age of 12 turn on their radios every day. More than 60% of all radio listening is done outside the home, in contrast to other advertising media, and radio reaches 84% of adults 18 and older in the car each week. The average listener spends approximately 20.5 hours per week listening to radio. Most radio listening occurs during the morning and evening hours, and radio programming during these "drive times" reaches more than 85% of people over the age of 12 on a weekly basis. As a result, radio advertising sold during these period achieves premium advertising rates.

Radio is considered an efficient, cost-effective means of reaching specifically identified demographic groups. Stations are typically classified by their on-air format, such as country, adult contemporary, oldies and news/talk. A station's format and style of presentation enables it to target certain demographics. By capturing a specific share of a market's radio listening audience, with particular concentration in a targeted demographic, a station is able to market its broadcasting time to advertisers seeking to reach a specific audience. Advertisers and stations utilize data published by audience measuring services, such as Arbitron, to estimate how many people within particular geographical markets and demographics listen to specific stations.

The number of advertisements that can be broadcast without jeopardizing listening levels (and the resulting ratings) is limited in part by the format of a particular station and the local competitive environment. Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year.

A station's local sales staff generates the majority of its local and regional advertising sales through direct solicitations of local advertising agencies and businesses. To generate national advertising sales, a station usually will engage a firm that specializes in soliciting radio advertising sales on a national level. National sales representatives obtain advertising principally from advertising agencies located outside the station's market and receive commissions based on the revenue from the advertising obtained.

### Competition; Changes in the Broadcasting Industry

The radio broadcasting industry is a highly competitive business. The success of each of Cox Radio's stations depends largely upon its audience ratings and its share of the overall advertising revenue within its markets. Cox Radio's stations compete for listeners directly with other radio stations in their respective markets, primarily on the basis of program content that appeals to a target demographic group. By building a strong listener base consisting of a specific demographic in each of its markets, Cox Radio is able to attract advertisers seeking to reach those listeners. Cox Radio's stations compete for advertising revenue directly with other radio stations and with other electronic, broadcast and print media within their respective markets.

Factors that are material to a station's competitive position include management experience, the station's audience share and rank in its market, transmitter power, assigned frequency, audience characteristics, local program acceptance, and the number and characteristics of other stations in the market area. Cox Radio attempts to improve its competitive position with promotional campaigns aimed at the demographics targeted by its stations and by sales efforts designed to attract advertisers. Changes in the law have increased the number of radio stations a broadcaster may own in a given market and permit, within limits, joint arrangements with other stations in a market relating to programming, advertising sales, and station operations. Management believes that radio stations that elect to take advantage of these opportunities may, in certain circumstances, have lower operating costs and may be able to offer advertisers more attractive rates and services.

Although the radio broadcasting industry is highly competitive, some barriers to entry exist. The operation of a radio broadcast station requires a license from the Federal Communications Commission. The number of radio stations that a single entity may own and operate in a given market is limited by the availability of FM and AM radio frequencies allotted by the Federal Communications Commission to communities in that market, as well as by the Federal Communications Commission's multiple ownership rules. These rules regulate the number of stations that may be owned and controlled by a single entity. The Federal Communications Commission has commenced a rulemaking to consider changes in its ownership rules that could further limit the number of radio stations that a single entity may own and control. The Federal Communications Commission also uses competitive bidding procedures (auctions) to select among mutually exclusive applicants for new broadcast stations and major changes to existing stations.

Potential advertisers can substitute advertising through broadcast television, cable television systems (which can offer concurrent exposure on a number of cable networks to enlarge the potential audience), daily, weekly, and free-distribution newspapers, other print media, direct mail, and on-line computer services for radio advertising. Competing media commonly target the customers of their competitors, and advertisers regularly shift dollars from radio to these competing media and vice versa. Accordingly, there can be no assurance that any of Cox Radio's stations will be able to maintain or increase their advertising revenue share. In addition, the radio broadcasting industry is subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems, by satellite digital audio radio service, and by digital audio broadcasting. Digital audio broadcasting and satellite digital audio radio service provide for the delivery by terrestrial or satellite means of multiple new audio programming formats with compact disc quality sound to local and national audiences, and the Federal Communications Commission is currently considering proposed rules to implement a digital audio broadcasting service. The delivery of information through the Internet has also created a new form of competition. The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, such as broadcast television, cable television, audio tapes and compact discs. A growing population and greater availability of radios, particularly car and portable radios, have contributed to this growth. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcasting industry.

Cox Radio can neither predict what other matters might be considered in the future by the Federal Communications Commission, nor can it assess in advance what impact, if any, the implementation of any Federal Communications Commission proposals or changes might have on its business.

### Federal Regulation of Radio Broadcasting

The ownership, operation and sale of radio stations, including those licensed to Cox Radio, are subject to the jurisdiction of the Federal Communications Commission, which acts under authority granted by the Communications Act of 1934, as amended. Among other things, the Federal Communications Commission assigns frequency bands for broadcasting, determines the particular frequencies, locations and operating power of stations, issues, renews and modifies station licenses, determines whether to approve changes in ownership or control of station licenses, regulates equipment used by stations, adopts and implements regulations and policies that directly or indirectly affect the ownership, operation, program content, employment practices, and business of stations, and has the power to impose penalties, including license revocations, for violations of its rules or the Communications Act of 1934, as amended.

The following is a brief summary of certain provisions of the Communications Act of 1934, as amended, and of specific Federal Communications Commission rules and policies. Reference should be made to the Communications Act of 1934, as amended, Federal Communications Commission rules and public notices and rulings of the Federal Communications Commission for further information concerning the nature and extent of Federal Communications Commission regulation of broadcast stations.

*License Renewal*

Broadcast station licenses are subject to renewal upon application to the Federal Communications Commission. All radio station licenses have a term of eight years. The Federal Communications Commission will renew a broadcast license if it determines that the "public convenience, interest or necessity" will be served thereby. During a specified period after an application for renewal of a broadcast station license has been filed, persons objecting to the renewal may file petitions to deny the application. Competing applications for the license, however, will not be accepted unless the current licensee's renewal application is denied. Also, during the period when a renewal application is pending (generally four months prior to expiration of the license), the transferability of the applicant's license may be restricted. Historically, Cox Radio's management has not experienced any material difficulty in obtaining renewal from the Federal Communications Commission of any of the broadcast licenses for stations under its control.

The following table sets forth selected information concerning each of the stations owned, or operated pursuant to an LMA or a JSA, by Cox Radio, including the date on which each such station's Federal Communications Commission license expires (a station may continue to operate beyond the expiration date if a timely-filed license renewal application is pending):

| Market(1) and Station Call Letters | Frequency | Expiration Date of License | Class | Height Above Average Terrain | Power |
|---|---|---|---|---|---|
| **Atlanta** | | | | | |
| WSB-AM | 750 Khz | 4/1/04 | A | N.A. | 50 kw |
| WSB-FM | 98.5 MHz | 4/1/04 | C | 313 m | 100 kw |
| WALR-FM | 104.1 MHz | 4/1/04 | C1 | 371 m | 60 kw |
| WBTS-FM | 95.5 MHz | 4/1/04 | C1 | 340 m | 74 kw |
| WFOX-FM | 97.1 MHz | 4/1/04 | C | 483 m | 100 kw |
| **Birmingham** | | | | | |
| WBHK-FM | 98.7 MHz | 4/1/04 | C2 | 343 m | 9.4 kw |
| WBHJ-FM | 95.7 MHz | 4/1/04 | C1 | 299 m | 100 kw |
| WAGG-AM | 610 Khz | 4/1/04 | B | N.A. | 5 kw day<br>1 kw night |
| WRJS-AM | 1320 Khz | 4/1/04 | D | N.A. | 5 kw day<br>0.111 kw night |
| WZZK-FM | 104.7 MHz | 4/1/04 | C | 396 m | 100 kw |
| WODL-FM (formerly WRLR-FM) | 97.3\MHz | 4/1/04 | A | 306 m | 0.64 kw |
| WBPT-FM (formerly WODL-FM) | 106.9 MHz | 4/1/04 | C | 351 m | 100 kw |
| **Dayton** | | | | | |
| WHKO-FM | 99.1 MHz | 10/1/04 | B | 325 m | 50 kw |
| WHIO-AM | 1290 Khz | 10/1/04 | B | N.A. | 5 kw |
| WDPT-FM | 95.7 MHz | 10/1/04 | B | 145 m | 50 kw |
| WDTP-FM | 95.3 MHz | 10/1/04 | A | 98 m | 6 kw |
| **Greenville/Spartanburg** | | | | | |
| WJMZ-FM | 107.3 MHz | 12/1/04 | C | 308 m | 100 kw |
| WHZT-FM (formerly WPEK-FM) | 98.1 MHz | 12/1/04 | C | 304 m | 100 kw |
| **Honolulu** | | | | | |
| KRTR-FM | 96.3 MHz | 2/1/06 | C | 645 m | 75 kw |
| KXME-FM | 104.3 MHz | 2/1/06 | C | 645 m | 75 kw |
| KGMZ-FM(2) | 107.9 MHz | 2/1/06 | C | 599 m | 100 kw |
| KCCN-FM | 100.3 MHz | 2/1/06 | C | 599 m | 100 kw |

| Market(1) and Station Call Letters | Frequency | Expiration Date of License | Class | Height Above Average Terrain | Power |
|---|---|---|---|---|---|
| KINE-FM | 105.1 MHz | 2/1/06 | C | 599 m | 100 kw |
| KCCN-AM | 1420 KHz | 2/1/06 | B | N.A. | 5 kw |
| **Houston** | | | | | |
| KHPT-FM | 106.9 MHz | 8/1/05 | C | 579 m | 100 kw |
| KLDE-FM | 107.5 MHz | 8/1/05 | C | 601 m | 98 kw |
| KTHT-FM | 97.1 MHz | 8/1/05 | C | 563 m | 100 kw |
| KKBQ-FM | 92.9 MHz | 8/1/05 | C | 585 m | 100 kw |
| **Jacksonville** | | | | | |
| WAPE-FM | 95.1 MHz | 2/1/04 | C | 300 m | 100 kw |
| WFYV-FM | 104.5 MHz | 2/1/04 | C | 309 m | 100 kw |
| WKQL-FM | 96.9 MHz | 2/1/04 | C | 309 m | 100 kw |
| WMXQ-FM | 102.9 MHz | 2/1/04 | C | 309 m | 100 kw |
| WOKV-AM | 690 KHz | 2/1/04 | B | N.A. | 50 kw day<br>10 kw night |
| WBWL-AM | 600 KHz | 2/1/04 | B | N.A. | 5 kw |
| **Long Island** | | | | | |
| WBLI-FM | 106.1 MHz | 6/1/06 | B | 152 m | 49 kw |
| WBAB-FM | 102.3 MHz | 6/1/06 | A | 82 m | 6 kw |
| WHFM-FM | 95.3 MHz | 6/1/06 | A | 108 m | 5 kw |
| **Louisville** | | | | | |
| WVEZ-FM | 106.9 MHz | 8/1/04 | B | 204 m | 24.5 kw |
| WRKA-FM | 103.1 MHz | 8/1/04 | A | 95 m | 6 kw |
| WSFR-FM | 107.7 MHz | 8/1/04 | B1 | 173 m | 8.2 kw |
| WPTI-FM | 103.9 MHz | 8/1/04 | A | 149 m | 1.35 kw |
| **Miami** | | | | | |
| WEDR-FM | 99.1 MHz | 2/1/04 | C1 | 280 m | 100 kw |
| WHQT-FM | 105.1 MHz | 2/1/04 | C | 307 m | 100 kw |
| WFLC-FM | 97.3 MHz | 2/1/04 | C | 307 m | 100 kw |
| WPYM-FM (formerly WTMI-FM) | 93.1 MHz | 2/1/04 | C | 307 m | 100 kw |
| **Orlando** | | | | | |
| WCFB-FM | 94.5 MHz | 2/1/04 | C | 448 m | 100 kw |
| WWKA-FM(3) | 92.3 MHz | 2/1/04 | C | 454 m | 100 kw |
| WDBO-AM | 580 KHz | 2/1/04 | B | N.A. | 5 kw |
| WMMO-FM | 98.9 MHz | 2/1/04 | C2 | 159 m | 44 kw |
| WHTQ-FM(3) | 96.5 MHz | 2/1/04 | C | 454 m | 100 kw |
| WPYO-FM | 95.3 MHz | 2/1/04 | A | 144 m | 2.9 kw |
| **Richmond** | | | | | |
| WKLR-FM | 96.5 MHz | 10/1/03 | B | 138 m | 50 kw |
| WKHK-FM | 95.3 MHz | 10/1/03 | B1 | 120 m | 17.5 kw |
| WMXB-FM | 103.7 MHz | 10/1/03 | B | 256 m | 20 kw |
| WARV-FM (2) | 100.3 MHz | 10/1/03 | A | 113 m | 4.7 kw |
| WDYL-FM | 101.1 MHz | 10/1/03 | A | 112 m | 4 kw |
| **San Antonio** | | | | | |
| KONO-FM | 101.1 MHz | 8/1/05 | C1 | 302 m | 98 kw |
| KONO-AM | 860 KHz | 8/1/05 | B | N.A. | 5 kw day<br>0.9 kw night |
| KCYY-FM | 100.3 MHz | 8/1/05 | C | 300 m | 100 kw |
| KCJZ-FM | 106.7 MHz | 8/1/05 | C | 310 m | 100 kw |
| KKYX-AM | 680 KHz | 8/1/05 | B | N.A. | 50 kw day<br>10 kw night |
| KISS-FM | 99.5 MHz | 8/1/05 | C | 339 m | 100 kw |
| KSMG-FM | 105.3 MHz | 8/1/05 | C | 381 m | 95 kw |
| **Southern Connecticut** | | | | | |
| *Bridgeport/Fairfield County* | | | | | |
| WEZN-FM | 99.9 MHz | 4/1/06 | B | 204 m | 27.5 kw |
| *New Haven* | | | | | |
| WPLR-FM | 99.1 MHz | 4/1/06 | B | 276 m | 15 kw |
| WYBC-FM(2) | 94.3 MHz | 4/1/06 | A | 144 m | 3 kw |
| *Stamford-Norwalk* | | | | | |
| WKHL-FM | 96.7 MHz | 4/1/06 | A | 100 m | 3 kw |
| WEFX-FM | 95.9 MHz | 4/1/06 | A | 91 m | 3 kw |
| WSTC-AM | 1400 KHz | 4/1/06 | C | N.A. | 0.78 kw |
| WNLK-AM | 1350 KHz | 4/1/06 | B | N.A. | 1 kw day<br>0.5 kw day |

| Market(1) and Station Call Letters | Frequency | Expiration Date of License | Class | Height Above Average Terrain | Power |
|---|---|---|---|---|---|
| Tampa | | | | | |
| WDUV-FM | 105.5 MHz | 2/1/04 | C1 | 410 m | 46 kw |
| WWRM-FM | 94.9 MHz | 2/1/04 | C | 470 m | 100 kw |
| WPOI-FM (formerly WFJO-FM) | 101.5 MHz | 2/1/04 | C | 470 m | 100 kw |
| WSUN-FM | 97.1 MHz | 2/1/04 | C2 | 224 m | 11.5 kw |
| WBBY-FM | 107.3 MHz | 2/1/04 | C1 | 182 m | 100 kw |
| WHPT-FM | 102.5 MHz | 2/1/04 | C | 503 m | 100 kw |
| Tulsa | | | | | |
| KRMG-AM | 740 KHz | 6/1/05 | B | N.A. | 50 kw day<br>25 kw night |
| KRAV-FM | 96.5 MHz | 6/1/05 | C | 405 m | 100 kw |
| KWEN-FM | 95.5 MHz | 6/1/05 | C | 405 m | 100 kw |
| KRTQ-FM | 102.3 MHz | 6/1/05 | C2 | 150 m | 50 kw |
| KJSR-FM | 103.3 MHz | 6/1/05 | C | 390 m | 100 kw |

(1) Metropolitan market served; city of license may differ.
(2) Cox Radio provides sales and other services to this station pursuant to a JSA.
(3) Station operating pursuant to program test authority.

*General Ownership Matters*

The Communications Act of 1934, as amended, prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the Federal Communications Commission. To obtain the Federal Communications Commission's prior consent to assign or transfer a broadcast license, appropriate applications must be filed with the Federal Communications Commission. Depending on whether the application involves the assignment of the license or a "substantial change" in ownership or control (e.g., the transfer of more than 50% of the voting stock), the application may be required to go on public notice for a period of approximately 30 days during which petitions to deny the application may be filed by interested parties, including members of the public. When reviewing an assignment or transfer application, the Federal Communications Commission is prohibited from considering whether the public interest might be served by an assignment or transfer to any party other than the assignee or transferee specified in the application.

In August 1999, the Federal Communications Commission substantially revised its multiple ownership and attribution rules. The new rules became effective on November 16, 1999, and were most recently reviewed by the Federal Communications Commission in several reconsideration orders adopted in December 2000. Several of these rule modifications are the subject of pending court appeals. As detailed below, the Federal Communications Commission's multiple ownership rules may limit the permissible acquisitions and investments Cox Radio may make.

The Federal Communications Commission generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. In the case of corporations holding, or through subsidiaries controlling, broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's stock (or 20% or more of such stock in the case of insurance companies, investment companies and bank trust departments that are passive investors) are generally attributable. In December 2000, the Federal Communications Commission eliminated its longstanding rule which provided that a minority stock interest in a corporation would not be deemed attributable if there was a single holder of more than 50% of the outstanding voting power of the corporation. The United States Court of Appeals for the District of Columbia Circuit subsequently reversed a similar rule change the Federal Communications Commission had adopted with respect to the ownership of cable systems. The Federal Communications Commission has suspended elimination of the exemption as it applies to the ownership of broadcast stations and has commenced a rulemaking to evaluate further whether to retain the exemption. This proceeding remains pending.

The Federal Communications Commission treats all partnership interests as attributable, except for those limited partnership interests that are "insulated" by the terms of the limited partnership agreement from "material involvement" in the media related activities of the partnership. The Federal Communications Commission applies the same attribution and insulation standards to limited liability companies and other new business forms.

The Federal Communications Commission treats as attributable equity and debt interests, which combined, exceed 33% of a station licensee's total assets, if the party holding the equity/debt interest supplies more than 15% of the station's total weekly programming, or has an attributable interest in another media entity, whether TV, radio, cable or newspaper, in the same market. Under these rules, all non-conforming interests acquired before November 7, 1996 (other than LMAs) are permanently grandfathered and thus do not constitute attributable ownership interests. The Federal Communications Commission required that any nonconforming interests acquired after that date be brought into compliance by August 5, 2000.

The Communications Act of 1934, as amended, prohibits the holding of broadcast licenses by any corporation of which more than 20% of the capital stock is owned of record or voted by non-U.S. citizens, a foreign government, any corporation organized under the laws of a foreign country, or their representatives (collectively "Aliens"), or the holding of a broadcast license by any corporation directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by Aliens, unless the Federal Communications Commission finds that the public interest would be served by granting a license under such circumstances. The Federal Communications Commission generally has declined to permit the control of broadcast licenses by corporations with foreign ownership or voting rights in excess of the 25% benchmark.

Cox Radio's indirect parent, Cox Enterprises, has attributable ownership interests in television stations located in:

- Orlando, Florida;
- Charlotte, North Carolina;
- Pittsburgh and Johnstown, Pennsylvania;
- Dayton and Steubenville, Ohio;
- Atlanta, Georgia;
- Oakland and San Jose, California;
- El Paso, Texas;
- Seattle, Washington; and
- Reno, Nevada.

Cox Enterprises also has attributable ownership interests in daily newspapers located in:

- Grand Junction, Colorado;
- Palm Beach, Florida;
- Atlanta, Georgia;
- Greenville, Rocky Mount and Elizabeth City, North Carolina;
- Dayton, Hamilton, Middleton and Springfield, Ohio; and
- Austin, Longview, Lufkin, Waco, Nacogdoches, and Marshall, Texas.

Cox Enterprises has a non-attributable ownership interest in a daily newspaper located in Daytona Beach, Florida.

None of the officers, directors or, to Cox Radio's knowledge, 5% or greater shareholders of the voting stock of Cox Radio or any of its subsidiaries has any attributable interest in any radio broadcast stations other than through Cox Enterprises and its subsidiaries.

*Local Radio Ownership Rule and Radio Market Concentration Issues*

The Federal Communications Commission's local radio multiple ownership rule provides for certain limits on the number of radio stations that one entity may own in a local geographic market. These limits are as follows:

(a) In a radio market with 45 or more commercial radio stations, a party may own, operate or control up to eight commercial radio stations, not more than five of which are in the same broadcast service (*i.e.,* AM or FM);

(b) In a radio market with between 30 and 44 (inclusive) commercial radio stations, a party may own, operate or control up to seven commercial radio stations, not more than four of which are in the same broadcast service;

(c) In a radio market with between 15 and 29 (inclusive) commercial radio stations, a party may own, operate or control up to six commercial radio stations, not more than four of which are in the same broadcast service; and

(d) In a radio market with 14 or fewer commercial radio stations, a party may own, operate or control up to five commercial radio stations, not more than three of which are in the same broadcast service, except that a party may not own, operate or control more than 50 percent of the stations in the market.

Notwithstanding the limits contained in the Federal Communications Commission's local radio multiple ownership rule, the Federal Communications Commission has the authority to permit any person or entity to own, operate or control, or have an attributable ownership interest in a number of radio broadcast stations in excess of the rule's limits if the Federal Communications Commission determines that such ownership, operation, control or interest will result in an increase in the number of radio broadcast stations that are in operation.

In addition to the Federal Communications Commission's rules governing radio ownership, the Antitrust Division of the United States Department of Justice and the Federal Trade Commission have the authority to determine that a particular transaction presents antitrust concerns under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if the particular transaction is within the jurisdiction of the statute. The Antitrust Division has, in some cases, obtained consent decrees requiring radio station divestitures in a particular market based on concerns that the status quo constituted unacceptable concentration levels. The Federal Communications Commission also independently examines issues of market concentration when considering radio station acquisitions. The Federal Communications Commission has delayed its approval of a number of proposed radio station purchases by various parties because of concerns about market concentration and has withheld approval of radio acquisitions if the Antitrust Division has expressed concern regarding concentration levels in a particular market, even if the acquisitions comply with the Federal Communications Commission's local radio ownership rules. Also, for several years, the Federal Communications Commission has followed a policy of issuing specific public notice of its intention to conduct additional ownership concentration analysis, and soliciting public comment on "the issue of concentration and its effect on competition and diversity," with respect to particular applications for consent to radio station acquisitions based on advertising revenue shares or other criteria. Staff action on applications so designated typically may be delayed from a period of a few additional weeks to a year or more.

In November 2001, the Federal Communications Commission commenced a rulemaking initiative to examine on a comprehensive basis the local radio ownership rules and policies. The Federal Communications Commission has requested comment on a broad range of issues related to its basic authority to regulate local radio ownership, including the interplay between the numerical radio ownership limits that Congress adopted in the Telecommunications Act of 1996 and the public interest mandates embodied in the Communications Act of 1934, as amended; the relationship of these statutes to the Federal Communications Commission's goals of promoting diversity and competition; the scope of its interest in competitive radio markets; and the economic costs and benefits of consolidation. The Federal

Communications Commission has stated that it intends to examine current marketplace conditions and to revise its rules to reflect those conditions more accurately. This proceeding remains pending.

The Federal Communications Commission also adopted an interim policy to govern its review of radio transfer applications filed during the pendency of the rulemaking. The Federal Communications Commission will continue to issue special public notices for applications that raise competitive concerns, specifically calling for comment on transactions that would result in one entity controlling fifty percent or more of the advertising revenues in a market or two entities controlling seventy percent or more of the advertising revenues in a market. In reviewing these transactions, the Federal Communications Commission will take into account various factors such as market share, adverse competitive impact, and the efficiencies to be realized from consolidation.

The Federal Communications Commission does not regulate the number of radio stations that may be owned or controlled by one entity nationally.

*Local Marketing Agreements and Joint Sales Agreements*

A significant number of radio broadcast licensees, including Cox Radio, have entered into local marketing agreements, or LMAs, and joint sales agreements, or JSAs. Under a typical LMA, separately-owned and licensed radio stations serving a common geographic area agree to function cooperatively in terms of programming, advertising sales, and various administrative duties, subject to the licensee of each station maintaining independent control over the programming and station operations of its own station and subject to compliance with other requirements of the Federal Communications Commission's rules and policies as well as the antitrust laws. The LMA concept is referred to in the Federal Communications Commission rules as "time brokerage" under which a licensee of a station is permitted to sell the right to broadcast blocks of time on its station to an entity or entities which program the blocks of time and sell their own commercial advertising announcements for their own account during the time periods in question. Under a typical JSA, two separately-owned radio stations serving a common service area agree to function cooperatively in terms of advertising sales only. Under such an arrangement, the licensee of one station sells the advertising time on the other licensee's station for its own account but does not provide any programming to the other licensee's station. This arrangement is also subject to ultimate control by the latter licensee.

The Federal Communications Commission's multiple ownership rules specifically permit radio stations to enter into and implement LMAs, so long as the licensee of the station which is being programmed under the LMA maintains complete control over the operations of its station and assures compliance with applicable Federal Communications Commission requirements. A radio station being programmed pursuant to an LMA is not considered an attributable ownership interest unless that entity already owns a radio station, television station or a daily newspaper in the same market or has an equity/debt interest in the licensee exceeding 33% of the station licensee's total assets. JSAs are not attributable under the Federal Communications Commission's ownership rules. In its pending rulemaking described above, the Federal Communications Commission also has requested comment on the competitive impact of such agreements in the radio industry.

*Radio/Television Cross-Ownership Rule*

The Federal Communications Commission's radio/television cross-ownership rule (the "one-to-a-market" rule) permits the common ownership or control of more than one radio station, whether AM, FM or both, and a television station in the same market based on the number of independently owned media voices in the local market. In large markets, *i.e.,* markets with at least 20 independently owned media voices, a single entity may own up to two television stations and six radio stations. Alternatively, an entity permitted to own two television stations and six radio stations is permitted to own one television station and seven radio stations in the same market. In a market that includes at least ten other independently owned media voices, a single entity may own a television station and up to four radio stations or, if permitted under the local television ownership rule, two television stations and up to four radio stations. A single entity may own one radio station and one television station in a market or one radio station and two television stations, if permitted under the local television ownership rule, without regard to the number of media voices in the market. Waivers of the radio-television cross-ownership rule will be granted only under the "failed station" test (*i.e.*, the subject station has been off the air for at least four months or is currently involved in involuntary bankruptcy or insolvency proceedings).

*Broadcast/Daily Newspaper Cross-Ownership Rule*

The Federal Communications Commission's rules prohibit the common ownership of a radio or television broadcast station and a daily newspaper in the same market. In 1993, Congress authorized the Federal Communications Commission to grant waivers of the radio-newspaper cross-ownership rule to permit cross-ownership of a radio station and a daily newspaper in a top 25 market having at least 30 independent media voices, provided the Federal Communications Commission finds the transaction to be in the public interest. Under current policy, the Federal Communications Commission will grant a permanent waiver of the radio-newspaper cross-ownership rule only in those circumstances in which the effect of applying the rule would be "unduly harsh," (*i.e.*, the newspaper is unable to sell the commonly owned station, the sale would be at an artificially depressed price, or the local community could not support a separately-owned newspaper and radio station). The Federal Communications Commission previously has granted only four permanent waivers of this rule. The Federal Communications Commission has pending a Notice of Inquiry requesting comment on possible changes to its policy for waiving the rule. Cox Radio's ownership of WALR-FM (formerly WJZF-FM) in Atlanta, Georgia is conditioned on the outcome of the Federal Communications Commission's inquiry proceeding.

In September 2001, the Federal Communications Commission commenced a proceeding to consider changes to the newspaper/broadcast cross-ownership rule. The Federal Communications Commission consolidated its earlier inquiry proceeding with this rulemaking, and has requested comment on a number of issues, including its authority to regulate the common ownership of daily newspapers and radio stations and the impact that newspaper-radio combinations have on competition and diversity in local markets. Following collection and analysis of empirical evidence and legal arguments submitted in comments from the public, the Federal Communications Commission will decide whether to retain, repeal, or modify this rule. This proceeding remains pending.

*Biennial Review of Broadcast Ownership Rules*

In June 2000, the Federal Communications Commission completed its statutorily-mandated biennial review of its broadcast ownership rules. The Federal Communications Commission began this proceeding in 1998, soliciting comment on whether any of the rules should be the subject of a subsequent rulemaking to modify or repeal them. The rules on which the Federal Communications Commission requested comment include those on daily newspaper/broadcast cross-ownership, and local radio ownership. The Federal Communications Commission stated it would conduct rulemakings to consider relaxing the waiver standard of the daily newspaper/broadcast cross-ownership rule and to clarify the application of the local radio ownership rules. The Federal Communications Commission has commenced rulemakings with respect to both ownership rules, as described above, which remain pending.

Expansion of Cox Radio's broadcast operations on both a local and national level will continue to be subject to the Federal Communications Commission's ownership rules and any changes that may be adopted. Any relaxation of the ownership rules may increase the level of competition to the extent that Cox Radio's competitors may have greater resources and thereby may be in a superior position to take advantage of such changes. Any restriction may also have an effect on Cox Radio and its investors. Cox Radio cannot predict the ultimate outcome of the Federal Communications Commission's ownership proceedings or its impact on Cox Radio's business and operations.

*Low Power FM Radio*

In January 2000, the Federal Communications Commission adopted rules establishing a new noncommercial low power FM radio service that will operate on channels throughout the commercial FM radio band. The Federal Communications Commission's new rules include the requirement that stations operating in this new service not interfere with existing commercial radio stations operating on the same or adjacent channels. Cox Radio cannot predict at this time the ultimate impact of this new service on its radio stations.

*Programming and Operation*

The Communications Act of 1934, as amended, requires broadcasters to serve the "public interest." Since the late 1970s, the Federal Communications Commission gradually has relaxed or eliminated many of the more formalized procedures it had developed to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. However, licensees are still required to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Stations also must follow various rules promulgated under the Communications Act of 1934, as amended, that regulate, among other things, political advertising, sponsorship identification, the advertisement of contests and lotteries, obscene and indecent broadcasts and technical operations, including limits on radio frequency radiation.

Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of short-term (*i.e.,* less than the full term) renewals or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

*Equal Employment Opportunity Requirements*

In April 2000, the Federal Communications Commission adopted equal employment opportunity rules for broadcasters. These rules prohibited broadcasters from discriminating on the basis of race, religion, color, national origin or gender and required broadcasters to maintain a recruitment outreach program and prepare reports concerning such programs on an annual basis. The United States Court of Appeals for the District of Columbia Circuit struck down the recruitment, outreach and reporting portions of the equal employment opportunity rules as unconstitutional. The Federal Communications Commission subsequently suspended enforcement of the rules, but the anti-discrimination provisions of the rules remained in effect. In December 2001, the Federal Communications Commission adopted a *Notice of Proposed Rule Making* in which it proposes to continue the prohibition on discrimination and to establish new rules requiring recruitment outreach for vacant positions and the filing of reports demonstrating compliance with the rules. This proceeding remains pending.

*Proposed Changes*

Congress and the Federal Communications Commission have under consideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly:

- Affect the operation, ownership and profitability of Cox Radio and its radio broadcast stations;
- Result in the loss of audience share and advertising revenue of Cox Radio's radio broadcast stations; and
- Affect the ability of Cox Radio to acquire additional radio broadcast stations or to finance such acquisitions.

Such matters include, for example:

- Changes to the license renewal process;
- Proposals to impose spectrum use fees or other governmentally-imposed fees upon licensees;

- Proposals to adopt equal employment opportunity rules and other matters relating to minority and female involvement in broadcasting;
- Proposals to repeal or modify some or all of the Federal Communications Commission's multiple ownership rules and/or policies;
- Proposals to modify the attribution rules, such as increasing the benchmarks or thresholds for attributing ownership interests in broadcast media;
- Proposals to change rules or policies relating to political broadcasting and the rates charged to political advertisers;
- Technical and frequency allocation matters, including those relative to the implementation of digital audio broadcasting, satellite digital audio radio service, and AM stereo broadcasting;
- Proposals to permit expanded use of FM translator stations and low power FM stations;
- Proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on radio;
- Changes in the Federal Communications Commission's alien ownership rules and policies;
- Changes in the Federal Communications Commission's cross-ownership rules;
- Changes to technical requirements for broadcast services;
- Proposals to allow telephone companies to deliver audio and video programming to homes through existing phone lines; and
- Proposals to limit the tax deductibility of advertising expenses by advertisers.

Cox Radio can neither predict what other matters might be considered in the future, nor judge in advance what impact, if any, the implementation of any of these proposals or changes might have on its business.

### Environmental

As the owner, lessee or operator of various real properties and facilities, we are subject to various federal, state and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on our business. There can be no assurance, however, that compliance with existing or new environmental laws and regulations will not require us to make significant expenditures of funds.

### Seasonality

Seasonal revenue fluctuations are common in the radio broadcasting industry and are due primarily to fluctuations in advertising expenditures. Cox Radio's revenues and broadcast cash flows are typically lowest in the first quarter and higher in the second and fourth quarters.

### Employees

As of December 31, 2001, Cox Radio employed 1,626 full-time and 710 part-time employees. We believe our relations with employees are satisfactory, and there are no collective bargaining agreements in effect for Cox Radio's employees.

Cox Radio employs several on-air personalities with large audiences in their respective markets. Cox Radio enters into employment agreements with certain on-air personalities in order to protect its interests in these employee relationships. Cox Radio does not believe that the loss of any one of these on-air personalities would have a material adverse effect on Cox Radio's consolidated financial condition or results of operations.

### Patents and Trademarks

Cox Radio owns numerous domestic trademark registrations related to the business of Cox Radio's stations. Cox Radio owns no patents or patent applications. Cox Radio does not believe that any of its trademarks are material to its business or operations.

### Forward-Looking Statements

This Form 10-K includes "forward-looking" statements, which are statements that relate to Cox Radio's future plans, earnings, objectives, expectations, performance, and similar projections, as well as any facts or assumptions underlying these statements or projections. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results, results Cox Radio anticipates or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among others:

- Advertising demand in our markets;
- The possibility that advertisers may cancel or postpone schedules in response to political events;
- General economic and business conditions, both nationally and in the regions in which Cox Radio operates;
- Technology changes;
- Our ability to execute our Internet strategy effectively and the uncertainty surrounding Internet royalty obligations;
- Competition;
- Our success in executing and integrating acquisitions;
- Our ability to generate sufficient cash flow to meet our debt service obligations and finance operations;
- Our ability to secure financing on attractive terms;
- Changes in business strategy or development plans;
- The ability to attract and retain qualified personnel;
- Existing governmental regulations and changes in, or the failure to comply with, governmental regulations;
- Liability and other claims asserted against Cox Radio; and
- The level of success of our operating initiatives and strategy.

Cox Radio undertakes no obligation to update any forward-looking statements or to release publicly the results of any revisions to forward-looking statements made in this Form 10-K to reflect events or circumstances after the date of this Form 10-K or to reflect the occurrence of unanticipated events.

Additional factors that could have a material and adverse impact on Cox Radio's business are set forth below.

### Risk Factors

The following factors (in addition to others) could have a material and adverse impact on Cox Radio's business:

*Risks Associated with Cox Radio's Growth Strategy*

Cox Radio's business strategy depends on developing strong radio station clusters through the successful integration of recently acquired stations, including the development of under-performing radio stations and the opportunistic acquisition of additional radio stations. Cox Radio intends to continue to evaluate the acquisition of additional radio stations or radio station groups. There can be no assurance that future acquisitions will be available on attractive terms or that Federal Communications Commission rules will continue to permit certain acquisitions. In addition, there can be no assurance that any synergies or savings will be achieved as a result of any acquisitions, that the integration of Cox Radio and new stations or management groups can be accomplished successfully or on a timely basis or that Cox Radio's acquisition strategy can be implemented.

A significant portion of Cox Radio's business historically has been conducted in the Atlanta market. Net revenues earned from radio stations located in Atlanta represented 28%, 29% and 24% of total revenues for the years ended December 31, 2001, 2000 and 1999, respectively. Cox Radio expects to continue to expand into new markets which will reduce the concentration of its revenues earned in the Atlanta market.

*Competition*

The radio broadcasting industry is a highly competitive business. Cox Radio's radio stations compete against other radio stations and other media (including new media technologies that are being developed or introduced) for audience share and advertising revenue. Factors that are material to a station's competitive position include management experience, the station's audience share and rank in its market, transmitter power, assigned frequency, audience characteristics, local program acceptance, and the number and characteristics of other stations in the market area. Management believes that radio stations that elect to take advantage of clustering opportunities may, in certain circumstances, have lower operating costs and may be able to offer advertisers more attractive rates and services. No assurance can be given that any of Cox Radio's stations will be able to maintain or increase their current audience ratings or advertising revenue share.

*Government Regulation of the Broadcasting Industry*

The radio broadcasting industry is subject to extensive and changing regulation. Among other things, the Communications Act of 1934, as amended, and Federal Communications Commission rules and policies limit the number of radio stations that one entity can own in a given market. The Communications Act of 1934, as amended, and Federal Communications Commission rules and policies also require Federal Communications Commission approval for transfers of control and assignments of Federal Communications Commission licenses. The filing of petitions or complaints against Federal Communications Commission licensees such as Cox Radio could result in the Federal Communications Commission delaying the grant of, or refusing to grant, its consent to the assignment of licenses to or from a Federal Communications Commission licensee or the transfer of control of a Federal Communications Commission licensee. In certain circumstances, the Communications Act of 1934, as amended, and Federal Communications Commission rules will operate to impose limitations on alien ownership and voting of Cox Radio's common stock. There can be no assurance that there will be no changes in the current regulatory scheme, the imposition of additional regulations or the creation of new regulatory agencies, which changes could restrict or curtail the ability of Cox Radio to acquire, operate and dispose of stations or, in general, to compete profitably with other operators of radio and other media properties.

Each of Cox Radio's radio stations operates pursuant to one or more licenses issued by the Federal Communications Commission. Under Federal Communications Commission rules, radio licenses are granted for a term of eight years. Cox Radio's licenses expire at various times between the years 2003 and 2006. Although Cox Radio has applied or will apply to renew these licenses, third parties may challenge Cox Radio's renewal applications. While Cox Radio is not aware of facts or circumstances that would prevent it from having its current licenses renewed, there can be no assurance that the licenses will be renewed. Failure to obtain the renewal of any of Cox Radio's broadcast licenses or to obtain Federal Communications Commission approval for an assignment or transfer to Cox Radio of a license in connection with a radio station acquisition may have a material adverse effect on Cox Radio's business and operations. In addition, if Cox Radio or any of its officers, directors or significant stockholders materially violates the Federal Communications Commission's rules and regulations or the Communications Act of 1934, as amended, is convicted of a felony or is found to have engaged in unlawful anticompetitive conduct or fraud upon another government agency, the Federal Communications Commission may, in response to a petition from a third party or on its own initiative, in its discretion, commence a proceeding to impose sanctions upon Cox Radio which could involve the imposition of monetary fines, the revocation of Cox Radio's broadcast licenses or other sanctions. If the Federal Communications Commission were to issue an order denying a license renewal application or revoking a license, Cox Radio would be required to cease operating the applicable radio station only after Cox Radio had exhausted all rights to administrative and judicial review without success.

*Control of Cox Radio by Cox Enterprises and Potential Conflicts of Interest*

Cox Enterprises, through wholly-owned subsidiaries, owns approximately 62% of the outstanding common stock of Cox Radio and has approximately 94% of the voting power of Cox Radio. As a result, Cox Enterprises has sufficient voting power to elect all the members of the Board of Directors of Cox Radio and effect transactions without the vote of a majority of Cox Radio's public stockholders. Cox Radio's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws also contain certain anti-takeover provisions. The interests of Cox Enterprises, which operates businesses in other industries, including television broadcasting, broadband communications, auto auctions and newspapers, may from time to time diverge from the interests of Cox Radio. In addition, from time to time, Cox Radio enters into transactions with Cox Enterprises or its affiliates and has entered into a credit facility with Cox Enterprises. Conflicts of interest between Cox Radio and Cox Enterprises could arise with respect to business dealings between them, including potential acquisitions of businesses or properties, the issuance of additional securities and the election of new or additional members of Cox Radio's Board of Directors. The Audit Committee of Cox Radio's Board of Directors consists of independent directors and addresses certain potential conflicts of interest that may arise between Cox Radio and Cox Enterprises and its other affiliates. There can be no assurance that any conflicts of interest will be resolved in favor of Cox Radio.

## ITEM 2. *Properties*

Cox Radio's leases corporate office space in Atlanta, Georgia. The types of properties required to support each of Cox Radio's stations include offices, studios, transmitter sites and antenna sites. The transmitter sites and antenna sites generally are located so as to provide maximum market coverage.

Cox Radio owns transmitter and antenna sites in:

- Atlanta;
- Dayton;
- Greenville;
- Houston;
- Jacksonville;
- Long Island;
- Louisville;
- Orlando;
- San Antonio;
- Southern Connecticut;
- Tampa; and
- Tulsa.

Cox Radio leases transmitter and antenna sites in:

- Atlanta;
- Birmingham;
- Dayton;
- Greenville;

- Honolulu;
- Houston;
- Jacksonville;
- Long Island;
- Louisville;
- Miami;
- Orlando;
- Richmond;
- San Antonio;
- Southern Connecticut;
- Tampa; and
- Tulsa.

Cox Radio owns studio and office facilities in:

- Birmingham;
- Jacksonville;
- Long Island;
- Miami; and
- Orlando.

Cox Radio leases studio and office facilities in:

- Atlanta;
- Birmingham;
- Dayton;
- Greenville;
- Honolulu;
- Houston;
- Long Island;
- Louisville;
- Richmond;
- San Antonio;
- Southern Connecticut;
- Tampa; and
- Tulsa.

Cox Radio generally considers its facilities to be suitable and of adequate size for their current and intended purposes. Cox Radio does not anticipate any difficulties in renewing any facility leases or in leasing additional space, if required.

Cox Radio owns substantially all of its other equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment. The towers, antennae and other transmission equipment used by Cox Radio's stations are generally in good condition, although opportunities to upgrade facilities are continuously reviewed.

ITEM 3. *Legal Proceedings*

On June 13, 2001, Cox Radio was named as defendant in a putative class action suit filed in an amended complaint in the state court in Fulton County, Georgia, alleging violations of the Federal Telephone Consumer Protection Act. The complaint seeks statutory damages in the amount of $1,500 plus attorneys' fees, on behalf of each person "throughout the State of Georgia" who received an unsolicited pre-recorded telephone message in October 1999 delivering an "advertisement" from a Cox Radio radio station. On October 30, 2001, the parties entered into a consent agreement staying all proceedings until the earlier of either six months, or a ruling by the Georgia Court of Appeals in a similar action pending against a third-party radio broadcast company. Cox Radio intends to defend this action vigorously, although the outcome cannot be predicted at this time.

Cox Radio is a party to various legal proceedings which are ordinary and incidental to its business. Management does not expect that any legal proceedings currently pending will have a material adverse impact on Cox Radio's consolidated financial position, results of operations or cash flows.

ITEM 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

ITEM 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

The information required by this Item is incorporated by reference to the section entitled "Shareholder Information" of Cox Radio's 2001 Annual Report to Shareholders.

ITEM 6. *Selected Consolidated Financial Data*

Selected Consolidated Financial Data

The following selected financial data have been derived from the Consolidated Financial Statements of Cox Radio. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Cox Radio and notes thereto included elsewhere herein. The statements of operations data, other operating data and balance sheet data as of and for the years ended December 31, 2001, 2000, 1999, 1998, and 1997 have been derived from audited Consolidated Financial Statements of Cox Radio.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| | (Amounts in Millions, Except Per Share Data) | | | | |
| **Statements of operations data:** | | | | | |
| Net revenues(1) | $ 395.3 | $ 369.4 | $300.5 | $261.2 | $199.6 |
| Station operating expenses | 246.4 | 221.6 | 183.9 | 167.0 | 129.8 |
| Corporate general and administrative expenses | 13.3 | 13.3 | 10.1 | 8.4 | 6.9 |
| Depreciation and amortization | 69.6 | 43.0 | 29.1 | 23.4 | 17.4 |
| Gain on sales of assets and radio stations | (2.1) | (474.5) | (40.5) | — | (49.1) |
| Operating income | 68.1 | 566.0 | 117.9 | 62.4 | 94.6 |
| Interest expense, net | 47.5 | 32.5 | 22.8 | 16.9 | 9.4 |
| Net income(2) | 20.7 | 305.9 | 55.3 | 23.0 | 49.7 |
| Basic income per common share(3) | 0.21 | 3.28 | 0.64 | 0.27 | 0.58 |
| Diluted income per common share(3) | 0.21 | 3.26 | 0.64 | 0.27 | 0.58 |
| **Balance sheet data (end of period):** | | | | | |
| Cash and cash equivalents | $ 8.0 | $ 7.0 | $ 14.7 | $ 6.5 | $ 6.2 |
| Intangible assets, net | 2,095.7 | 2,103.0 | 829.3 | 590.7 | 518.9 |
| Total assets | 2,286.7 | 2,317.8 | 986.6 | 753.1 | 654.6 |
| Total debt (including amounts due from/to Cox Enterprises) | 703.4 | 737.5 | 437.2 | 269.9 | 232.6 |
| **Other operating data:** | | | | | |
| Broadcast cash flow(4) | $ 148.9 | $ 147.8 | $116.6 | $ 94.2 | $ 69.8 |
| Broadcast cash flow margin(4) | 37.7% | 40.0% | 38.8% | 36.1% | 35.0% |
| Adjusted EBITDA(4) | $ 135.6 | $ 134.5 | $106.5 | $ 85.8 | $ 62.9 |
| After-tax cash flow(4) | 78.8 | 77.0 | 62.3 | 52.2 | 44.1 |
| Net cash provided by operating activities | 95.1 | 67.7 | 56.1 | 47.2 | 42.2 |
| Net cash used in investing activities | 48.1 | 752.8 | 179.1 | 115.1 | 285.1 |
| Net cash (used in) provided by financing activities | (46.0) | 677.4 | 131.2 | 68.1 | 238.5 |

(1) Total revenues less advertising agency commissions.

(2) Net income for 2001 includes a charge of $0.8 million related to the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

(3) Basic and diluted net income per common share for the years ended December 31, 1999, 1998, and 1997 have been restated to give effect to a three-for-one stock split effective May 19, 2000.

(4) "Broadcast cash flow" consists of net revenues less station operating expenses. "Broadcast cash flow margin" is broadcast cash flow as a percentage of net revenues. "Adjusted EBITDA" is operating income excluding the gains on sales of assets and radio stations plus depreciation and amortization. "After-tax cash flow" is net income plus depreciation and amortization and adjusted

for non-recurring items. Although broadcast cash flow, broadcast cash flow margin, Adjusted EBITDA and after-tax cash flow are not recognized under accounting principles generally accepted in the United States of America, they are accepted by the broadcasting industry as generally recognized measures of performance and are used by analysts who report publicly on the condition and performance of broadcast companies. For the foregoing reasons, Cox Radio believes that these measures are useful to investors. However, investors should not consider these measures to be an alternative to operating income as determined in accordance with accounting principles generally accepted in the United States of America, an alternative to cash flows from operating activities (as a measure of liquidity) or an indicator of Cox Radio's performance under accounting principles generally accepted in the United States of America.

## Unaudited Quarterly Financial Information

The following table sets forth selected quarterly financial information for Cox Radio. This information is derived from unaudited financial statements of Cox Radio and includes, in the opinion of management, only normal and recurring adjustments that management considers necessary for a fair presentation of the results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period.

| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|
| | (Amounts in Thousands, Except Per Share Data) | | | |
| 2001 | | | | |
| Net revenues | $ 86,525 | $107,871 | $ 99,220 | $ 101,687 |
| Corporate general and administrative expenses | 3,644 | 3,555 | 2,530 | 3,551 |
| Depreciation and amortization | 17,887 | 17,174 | 17,108 | 17,466 |
| Operating income | 10,590(1) | 22,567 | 18,704 | 16,267 |
| Cumulative effect of an accounting change, net of tax | 787 | — | — | — |
| Net (loss) income | (2,144) | 5,671 | 3,563 | 13,601(2) |
| Net (loss) income per common share before cumulative effect of accounting change — basic | (0.01) | 0.06 | 0.04 | 0.14 |
| Cumulative effect of an accounting change | (0.01) | — | — | — |
| Net (loss) income per common share — basic | (0.02) | 0.06 | 0.04 | 0.14 |
| Net (loss) income per common share before cumulative effect of accounting change — diluted | (0.01) | 0.06 | 0.04 | 0.14 |
| Cumulative effect of an accounting change | (0.01) | — | — | — |
| Net (loss) income per common share — diluted | (0.02) | 0.06 | 0.04 | 0.14 |
| 2000 | | | | |
| Net revenues | $ 75,878 | $ 95,669 | $ 95,069 | $ 102,788 |
| Corporate general and administrative expenses | 2,843 | 3,136 | 3,611 | 3,757 |
| Depreciation and amortization | 7,267 | 7,788 | 11,206 | 16,731 |
| Operating income | 61,977(3) | 26,974 | 455,575(5) | 21,447 |
| Net income | 32,868 | 13,467(4) | 254,880 | 4,722 |
| Net income per common share — basic(6) | 0.38 | 0.15 | 2.57 | 0.05 |
| Net income per common share — diluted(6) | 0.38 | 0.15 | 2.55 | 0.05 |

(1) Includes a pre-tax gain on the sale of WHOO-AM in Orlando, Florida of approximately $2.6 million.

(2) Includes a $10.9 million deferred tax benefit related to a revision of Cox Radio's effective state income tax rate.

(3) Includes a pre-tax gain on the sale of KACE-FM and KRTO-FM in Los Angeles, California of approximately $46.6 million.

(4) Includes a $1.3 million non-cash "mark-to-market" unrealized gain related to Cox Radio's interest rate swap agreements.

(5) Includes a pre-tax gain on the exchange of KFI-AM and KOST-FM in Los Angeles, California of approximately $429.9 million.

(6) Basic and diluted net income per common share for the first quarter of 2000 have been restated to give effect to a three-for-one stock split effective May 19, 2000.

## ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

### General

Cox Radio is a leading national radio broadcast company whose business is acquiring, developing and operating radio stations located throughout the United States. Cox Enterprises indirectly owns approximately 62% of the common stock of Cox Radio and has approximately 94% of the voting power of Cox Radio.

The performance of a radio station group, such as Cox Radio, is customarily measured by its ability to generate Broadcast Cash Flow, Adjusted EBITDA and After-tax Cash Flow. Broadcast Cash Flow is net revenues less station operating expenses. Adjusted EBITDA is operating income excluding the gain on sales of assets and radio stations plus depreciation and amortization. After-tax cash flow is net income plus depreciation and amortization and adjusted for non-recurring items. Although Broadcast Cash Flow, Adjusted EBITDA and After-tax Cash Flow are not recognized under accounting principles generally accepted in the United States of America, they are accepted by the broadcasting industry as generally recognized measures of performance and are used by analysts who report publicly on the condition and performance of broadcasting companies. For the foregoing reasons, Cox Radio believes that these measures are useful to investors. However, Broadcast Cash Flow, Adjusted EBITDA or After-tax Cash Flow should not be considered to be an alternative to operating income or cash flows from operating activities (as a measure of liquidity), each as determined in accordance with accounting principles generally accepted in the United States of America, or an indicator of Cox Radio's performance under accounting principles generally accepted in the United States of America.

The primary source of Cox Radio's revenues is the sale of local and national advertising to be broadcast on its radio stations. Historically, approximately 73% and 23% of Cox Radio's net revenues have been generated from local and national advertising, respectively. Cox Radio's most significant station operating expenses are employees' salaries and benefits, commissions, programming expenses and advertising and promotional expenditures.

Cox Radio's revenues vary throughout the year. As is typical in the radio broadcasting industry, Cox Radio's revenues and broadcast cash flows are typically lowest in the first quarter and higher in the second and fourth quarters. Cox Radio's operating results in any period may be affected by the incurrence of advertising and promotional expenses that do not necessarily produce commensurate revenues until the impact of the advertising and promotion is realized in future periods.

### Critical Accounting Policies and Estimates

*Use of Estimates*

Cox Radio's discussion and analysis of its financial condition and results of operations are based upon Cox Radio's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Cox Radio to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Cox Radio evaluates its estimates, including those related to bad debts, intangible assets, income taxes, fair value of financial instruments (as discussed in ITEM 7A.), contingencies and litigation. Cox Radio bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cox Radio believes the following accounting policies are critical to its financial statements and, in some cases, affect its more significant judgments and estimates used in the preparation of the financial statements.

*Revenue Recognition*

Cox Radio recognizes revenues when the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable, and collectibility is reasonably assured. These criteria are generally met at the time an advertisement is broadcast, and the revenue is recorded net of advertising agency commission. Cox Radio records an allowance for doubtful accounts based on historical information, analysis of credit memo data and any other relevant factors.

*Impairment of Long-Lived Assets*

Cox Radio's long-lived assets include FCC licenses, goodwill and other intangible assets. At December 31, 2001, Cox Radio had approximately $2.1 billion in intangible assets, which represents approximately 92% of Cox Radio's total assets. The fair value of the FCC licenses is dependent on the performance of our stations. In assessing the recoverability of Cox Radio's intangible assets, Cox Radio must make assumptions regarding the estimated future cash flows to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, Cox Radio may be required to record impairment charges for these assets. On January 1, 2002, Cox Radio adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" and will be required to assess its goodwill and FCC licenses for impairment within the first six months of 2002, and on at least an annual basis thereafter.

*Contingencies and Litigation*

On an on-going basis, Cox Radio evaluates its exposures related to contingencies and litigation and records a liability when available information indicates that a liability is probable and estimable. Cox Radio also discloses significant matters that are reasonably possible to result in a loss or are probable but not estimable.

*Estimation of Effective Tax Rates*

Cox Radio evaluates its effective tax rates regularly and adjusts rates when appropriate based on currently available information relative to statutory rates, apportionment factors and the applicable taxable income in the jurisdictions in which Cox Radio operates, among other factors.

### Results of Operations

This discussion should be read in conjunction with the accompanying audited Consolidated Financial Statements and Notes thereto of Cox Radio. The results of operations for Cox Radio represent the operations of the radio stations owned or operated, or for which sales and marketing services were provided, during the applicable periods.

*Year Ended December 31, 2001 Compared with Year Ended December 31, 2000*

*Net Revenues.* Net revenues increased $25.9 million to $395.3 million, a 7.0% increase over the prior year. This increase was primarily a result of the acquisitions of stations in Houston and Richmond during late 2000 and in Greenville and Richmond in early 2001 in addition to strong local revenues throughout the year that were partially offset by a soft national advertising market. On a "same station" basis (reflecting results from stations operated for the entire year in both 2001 and 2000), net revenues decreased $5.4 million to $344.6 million, a decrease of 1.5% from 2000.

*Station Operating Expenses.* Station operating expenses (including operating and selling, general and administrative expenses) increased $24.8 million to $246.4 million, an increase of 11.2% over the prior year, primarily as a result of the acquisition of stations during late 2000 and early 2001, targeted marketing and promotional spending, and costs associated with reformatting under-performing stations. On a "same station" basis, station operating expenses increased $1.7 million to $208.7 million, an increase of 0.8% over 2000.

*Broadcast Cash Flow.* Broadcast cash flow increased $1.1 million to $148.9 million, a 0.8% increase over the prior year, for the reasons net revenues and station operating expenses increased as discussed above. On a "same station" basis, broadcast cash flow decreased $7.0 million to $135.9 million, a decrease of 4.9% from the prior year.

*Corporate General and Administrative Expenses.* Corporate general and administrative expenses decreased $0.1 million to $13.3 million in 2001. The higher overhead costs incurred as a result of the increase in number of stations in 2001 was partially offset by cost reduction measures and reductions in incentive compensation and other benefits during 2001.

*Operating Income.* Operating income decreased $497.8 million to $68.1 million, primarily as a result of a $46.6 million pre-tax gain on the sale of KACE-FM and KRTO-FM in Los Angeles, California and a $429.9 million pre-tax gain on the exchange of KFI-AM and KOST-FM in Los Angeles, California recorded in 2000 and increased amortization expense due to recent acquisitions.

*Interest Expense.* Interest expense for 2001 totaled $49.0 million as compared to $37.0 million during 2000, primarily as a result of borrowings incurred to complete Cox Radio's acquisitions during the last half of 2000 and beginning of 2001.

*Income Taxes.* Income taxes decreased $229.8 million to an income tax benefit of $1.3 million in 2001 primarily due to a lower taxable income, a $10.9 million reduction in income tax expense related to an adjustment to the effective state tax rate applicable to Cox Radio in 2001, and $204.0 million in taxes provided on sale and exchange transactions in 2000.

*Net Income.* Net income decreased $285.2 million in 2001 to $20.7 million, primarily as a result of a $27.9 million after-tax gain on the sale of KACE-FM and KRTO-FM in Los Angeles, California and a $244.6 million after-tax gain on the exchange of KFI-AM and KOST-FM in Los Angeles, California recorded in 2000, increased amortization expense due to recent acquisitions, and a $10.9 million deferred tax benefit related to a revision of Cox Radio's effective state income tax rate.

*Year Ended December 31, 2000 Compared with Year Ended December 31, 1999*

*Net Revenues.* Net revenues increased $68.9 million to $369.4 million, a 22.9% increase over the prior year. This increase was primarily as a result of the acquisition of radio stations in Atlanta, Georgia; Honolulu, Hawaii; Houston, Texas; Miami, Florida; and Richmond, Virginia; and offset somewhat by the disposition of stations in Los Angeles, California. In addition, the stations in Atlanta, Georgia; Long Island, New York; and Miami, Florida had increases in net revenues that were realized as a result of continued strong ratings performance. On a "same station" basis (reflecting results from stations operated for the entire year in both 2000 and 1999), net revenues increased $34.6 million to $253.0 million, an increase of 15.8% over 1999.

*Station Operating Expenses.* Station operating expenses (including operating and selling, general and administrative expenses) increased $37.7 million to $221.6 million, an increase of 20.5% over the prior year, primarily as a result of Cox Radio's acquisitions as discussed above. Additionally, significant contributions to this increase came from higher programming costs resulting from an increase in talent costs (which increase with improved ratings) and additional selling expenses associated with the stations' local and national revenue growth. On a "same station" basis, station operating expenses increased $11.2 million to $150.7 million, an increase of 8.1% over 1999.

*Broadcast Cash Flow.* Broadcast cash flow increased $31.2 million to $147.8 million, a 26.8% increase over 1999, for the reasons net revenues and station operating expenses increased as noted above. On a "same station" basis, broadcast cash flow increased by $23.4 million to $102.3 million, an increase of 29.6% over the prior year.

*Corporate General and Administrative Expenses.* Corporate general and administrative expenses increased $3.3 million to $13.3 million in 2000 primarily due to increased costs related to growth in the number of stations and increased information technology costs.

*Operating Income.* Operating income increased $448.0 million to $566.0 million, primarily as a result of a $46.6 million pre-tax gain on the sale of KACE-FM and KRTO-FM in Los Angeles, California, a $429.9 million pre-tax gain on the exchange of KFI-AM and KOST-FM in Los Angeles, California and for the reasons net revenues and station operating expenses increased as discussed above.

*Interest Expense.* Interest expense for 2000 totaled $37.0 million as compared to $23.2 million during 1999, primarily as a result of borrowings incurred to complete Cox Radio's acquisitions during 2000.

*Income Taxes.* Income tax expense increased $189.0 million to $228.5 million in 2000 primarily due to higher taxable income resulting from significant gains on sale and exchange transactions in 2000 referred to above.

*Net Income.* Net income increased $250.7 million in 2000 to $305.9 million, primarily as a result of a $27.9 million after-tax gain on the sale of KACE-FM and KRTO-FM in Los Angeles, California, and a $244.6 million after-tax gain on the exchange of KFI-AM and KOST-FM in Los Angeles, California.

### Liquidity and Capital Resources

Cox Radio's primary source of liquidity is cash provided by operations. Historically, cash requirements have been funded by Cox Radio's operating activities and through borrowings under Cox Radio's bank credit facility. In addition, daily cash management needs have been funded through intercompany advances from Cox Enterprises under a revolving credit facility. Cox Radio's borrowings under the Cox Enterprises revolving credit facility are typically repaid within 30 days and accrue interest at Cox Enterprises' commercial paper rate plus 0.40%. Cox Enterprises continues to perform day-to-day cash management services for Cox Radio. Cox Radio had approximately $1.1 million and $17.3 million in amounts due from Cox Enterprises at December 31, 2001 and 2000, respectively.

On June 27, 2000, Cox Radio repaid all amounts previously outstanding under its $300 million, five-year, senior, unsecured revolving credit facility with a portion of the net proceeds from the offering of Cox Radio's Class A Common Stock, as discussed in Note 3 to the consolidated financial statements included herein. On June 30, 2000, Cox Radio replaced its $300 million, five-year, senior, unsecured revolving credit facility, with a $350 million, five-year, senior, unsecured revolving credit facility and a $350 million, 364-day, senior, unsecured revolving credit facility, each with certain banks, including The Chase Manhattan Bank as the Administrative Agent, Bank of America, N.A. as the Syndication Agent, and Citibank, N.A. as the Documentation Agent. The interest rate for each facility is based on the greater of the prime rate or the federal funds borrowing rate plus 0.5%; the London Interbank Offered Rate plus a spread based on the credit ratings of Cox Radio's senior, long-term debt; or the bid rate for the purchase of certificates of deposit of equal principal amount and maturity plus a spread based on the credit ratings of Cox Radio's senior, long-term debt. Each facility includes a commitment fee on the unused portion of the total amount available of 0.1% to 0.25% based on the credit ratings of Cox Radio's senior, long-term debt. Each facility also contains, among other provisions, specified requirements as to the ratio of debt to EBITDA and the ratio of EBITDA to interest expense. At December 31, 2001, Cox Radio was in compliance with these covenants. Cox Radio's credit facilities contain Events of Default (i) based on the failure to pay when due other debt the outstanding amount of which exceeds $25,000,000 after the expiration of applicable grace periods and (ii) based on the acceleration of other debt the outstanding amount of which exceeds $25,000,000. At December 31, 2001, Cox Radio had approximately $255 million of outstanding indebtedness under the five-year facility with $95 million available, and no amounts outstanding under the 364-day facility with $350 million available. The interest rate applied to amounts due under the bank credit facilities was 2.755% at December 31, 2001. Since the interest rate is variable, the recorded balance of the credit facilities approximates fair value. See Note 10 to the consolidated financial statements included herein for a discussion of Cox Radio's interest rate swap agreements.

Subsequent to December 31, 2001, Cox Radio was notified by Moody's Investor Services that Cox Radio's debt was being evaluated for a potential credit rating downgrade. Although Cox Radio is unsure of the outcome of this evaluation, management believes that a downgrade would not have a significant impact on Cox Radio's future liquidity. The effect of a downgrade includes, but is not limited to, interest rate increases on its revolving credit facilities.

On June 29, 2001, Cox Radio amended and restated its 364-day facility and amended its five-year facility. The 364-day facility was amended and restated to, among other things, extend the facility for another 364 days, which new term expires on June 28, 2002, and to revise the definition of interest expense. The five-year facility was amended similarly to revise the definition of interest expense and make certain other non-material changes.

Cox Radio has $200 million in outstanding public debt. The debt consists of $100 million principal amount of 6.25% notes due in 2003 and $100 million principal amount of 6.375% notes due in 2005. CXR Holdings, Inc., a wholly-owned subsidiary of Cox Radio, is the guarantor of these notes. At December 31, 2001 and December 31, 2000, the estimated fair value of these notes was approximately $205.8 million and $197.9 million, respectively, based on quoted market prices.

On May 2, 2000, Cox Radio's universal shelf registration statement filed on Form S-3 with the Securities and Exchange Commission was declared effective. Under the universal shelf registration statement, Cox Radio and two financing trusts sponsored by Cox Radio may from time to time offer and issue debentures, notes, bonds and other evidence of indebtedness and forward contracts in respect of any such indebtedness, shares of preferred stock, shares of Class A Common Stock, warrants, stock purchase contracts and stock purchase units of Cox Radio and preferred securities of the Cox Radio trusts for a maximum aggregate offering amount of $750 million. Unless otherwise described in future prospectus supplements, Cox Radio intends to use the net proceeds from the sale of securities registered under this universal shelf registration statement for general corporate purposes, which may include additions to working capital, the repayment or redemption of existing indebtedness and the financing of capital expenditures and acquisitions. At December 31, 2001, $505.2 million has been used under the shelf registration.

In February 2001, Cox Radio issued, under its universal shelf registration statement, $250 million aggregate principal amount of 6.625% Senior Notes due 2006. Cox Radio received proceeds of approximately $248.0 million and incurred offering expenses of approximately $0.3 million for net proceeds of approximately $247.7 million. Cox Radio used the entire proceeds to repay a portion of the outstanding indebtedness under its credit facilities. At December 31, 2001, the estimated fair value of these notes was approximately $256.8 million based on quoted market prices.

The following table sets forth, for the periods specified, the aggregate minimum operating lease payments, the aggregate and annual principal payments due under our long-term debt agreements, and the aggregate amounts expected to be expended for contractual commitments for sports programming and on-air personalities.

| Year | Operating Leases | Debt Principal | Contractual Commitments |
|---|---|---|---|
| | (Amounts in Thousands) | | |
| 2002 | $ 5,649 | $ — | $17,751 |
| 2003 | 5,012 | 100,000 | 17,886 |
| 2004 | 4,466 | — | 16,799 |
| 2005 | 4,421 | 355,000 | 1,179 |
| 2006 | 3,959 | 250,000 | 111 |
| After 2006 | 13,719 | — | — |
| Total | $37,226 | $705,000 | $53,726 |

Future cash requirements are expected to include capital expenditures, principal and interest payments on indebtedness and funds for acquisitions. Cox Radio expects its operations to generate sufficient cash to meet its capital expenditures and debt service requirements. Additional cash requirements, including funds for acquisitions, will be funded by various sources, including the proceeds from bank financing, intercompany advances from Cox Enterprises and, if or when appropriate, other issuances of securities.

Net cash provided by operating activities for the year ended December 31, 2001 increased $27.5 million to $95.1 million over 2000 primarily as a result of the net change in working capital accounts. Net cash provided by operating activities for the year ended December 31, 2000 increased $11.6 million to $67.7 million over 1999 primarily as a result of an increase in net income, excluding the gains on the sale and exchange of the Los Angeles stations, as well as the net change in working capital accounts. Net cash provided by operating activities for the year ended December 31, 1999 increased $8.8 million to $56.1 million over 1998 primarily as a result of an increase in net income, excluding the gains on the sale of the Syracuse, New York stations as well as the sale of WRVI-FM and WLSY-FM in Louisville, Kentucky, and the net change in working capital accounts.

Net cash used in investing activities for all periods presented principally reflects Cox Radio's acquisition activity discussed above, capital expenditures, and the net change in amounts due to or from Cox Enterprises.

Net cash used in or provided by financing activities during the periods presented represents the proceeds from Cox Radio's public debt offering, borrowings and repayments of debt, proceeds from issuances of common stock related to a public offering and incentive plans and net changes in book overdrafts. Fluctuations for the periods presented generally reflect the differences between changes in both cash flows from operating activities and cash flows from investing activities.

On June 13, 2001, Cox Radio was named as defendant in a putative class action suit filed in an amended complaint in the state court in Fulton County, Georgia, alleging violations of the Federal Telephone Consumer Protection Act. The complaint seeks statutory damages in the amount of $1,500 plus attorneys' fees, on behalf of each person "throughout the State of Georgia" who received an unsolicited pre-recorded telephone message in October 1999 delivering an "advertisement" from a Cox Radio radio station. On October 30, 2001, the parties entered into a consent agreement staying all proceedings until the earlier of either six months, or a ruling by the Georgia Court of Appeals in a similar action pending against a third-party radio broadcast company. Cox Radio intends to defend this action vigorously, although the outcome cannot be predicted at this time.

Cox Radio and its controlling shareholder, Cox Broadcasting, Inc., have been sued in Georgia federal court by broadcast station broker, Force Communications, for breach of contract and other theories involving a failure to pay the broker a commission allegedly due on two transactions involving an Atlanta radio station and certain Cox Broadcasting-controlled subsidiaries, including Cox Radio. The suit seeks contract damages in excess of $5,000,000 plus interest, costs, expenses and attorneys' fees. The defendants deny that they breached any such contract and intend to defend this matter vigorously. Discovery has concluded, the parties have filed cross-motions for summary judgment and these motions are pending. The outcome of this matter cannot be predicted at this time.

### Impact of Inflation

The impact of inflation on Cox Radio's operations has not been significant to date. However, there can be no assurance that a high rate of inflation in the future would not have an adverse impact on Cox Radio's operating results.

### New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("Statement") No. 141, "Business Combinations," which addresses financial accounting and reporting for business combinations and supersedes Accounting Principle Board ("APB")

Opinion No. 16, "Business Combinations" and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." Statement No. 141 applies to all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. Statement No. 141 also changed the criteria to recognize intangible assets apart from goodwill. Cox Radio adopted this statement on July 1, 2001. Cox Radio has historically used the purchase method to account for all business combinations and the adoption of this statement did not have an impact on its financial position, cash flows or results of operations.

In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed annually for impairment and written down only in the periods in which the recorded value of goodwill and certain intangibles is more than their fair value. This Statement applies to goodwill and intangible assets acquired prior to June 30, 2001 and was adopted by Cox Radio on January 1, 2002. Because the annual amounts recorded for the amortization of goodwill and FCC licenses (which will no longer be amortized in accordance with the Statement) is significant, Cox Radio expects that adoption of this accounting standard will have the impact of reducing our non-cash amortization expense for goodwill and broadcasting licenses and will have a material impact on our financial statements. For the years ended December 31, 2001, 2000 and 1999, amortization expense for goodwill and FCC licenses were $57.9 million, $34.8 million and $21.6 million. The required impairment tests of goodwill and broadcasting licenses may result in future write-downs.

In order to complete the transitional assessment of goodwill, Cox Radio needs to: (1) identify the reporting units; (2) determine the carrying value of each reporting unit; and (3) determine the fair value of each reporting unit. Cox Radio has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, the reporting unit's goodwill may be impaired and Cox Radio must perform the second step of the transitional impairment test. In the second step, Cox Radio must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation in accordance with Statement No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Cox Radio must also determine the fair value of its non-amortizing intangible assets, consisting of FCC licenses, and record a transitional impairment loss if necessary. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in Cox Radio's 2002 consolidated statement of operations. As of the date of adoption, Cox Radio had unamortized goodwill and FCC licenses in the amount of $2,094.8 million. Cox Radio has not yet determined what the effect of these tests will be on its financial position, cash flows or results of operations.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement No. 144 removes goodwill from its scope and retains the requirements of Statement No. 121 regarding the recognition of impairment losses on long-lived assets held for use. Statement No. 144 also supercedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in APB Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Statement No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Cox Radio adopted the Statement on January 1, 2002, and it did not have a material impact on its financial position, cash flows or results of operations.

ITEM 7A. *Quantitative and Qualitative Disclosure About Market Risk*

Cox Radio is exposed to a number of financial market risks in the ordinary course of business. Cox Radio's primary market risk exposure pertains to changes in interest rates.

Cox Radio has examined exposures to these risks and concluded that none of the exposures in these areas are material to cash flows or earnings. We have engaged in several strategies to manage these market risks. Our indebtedness under our various financing arrangements creates interest rate risk. In connection with each debt issuance and as a result of continual monitoring of interest rates, Cox Radio has entered into interest rate swap agreements for purposes of managing borrowing costs.

Pursuant to the interest rate swap agreements, Cox Radio has exchanged its floating rate interest obligations on an aggregate of $75 million in notional principal amount. These agreements have an average fixed rate of 6.28% per annum and an average remaining maturity of 3 years. Concurrent with the adoption of SFAS No. 133 in January 2001, Cox Radio formally designated these agreements as cash flow hedges as discussed in Note 10 to the consolidated financial statements included herein. The notional amounts with respect to these interest rate swaps do not quantify risk or represent assets or liabilities of Cox Radio, but are used in the determination of cash settlements under the interest rate swap agreements. Cox Radio is exposed to a credit loss in the event of nonperformance of the counterparties to the interest rate swap agreements. However, Cox Radio does not anticipate nonperformance by such counterparties, and no material loss would be expected in the event of the counterparties' nonperformance. The estimated fair value of these swap agreements, based on current market rates, approximated a net payable of $3.8 million and $1.2 million at December 31, 2001 and 2000, respectively. The fair value of the swap agreements at December 31, 2001 is included in other current liabilities and other long-term liabilities according to the respective maturity dates of the swaps.

The determination of the estimated fair value of Cox Radio's fixed rate debt is subject to the effects of interest rate risk. The estimated fair value of Cox Radio's fixed-rate debt instruments at December 31, 2001 was $462.6 million, compared to a carrying amount of $449.5 million. The estimated fair value of the fixed-rate debt instruments at December 31, 2000 was $197.9 million, compared to a carrying amount of $199.8 million. The effect of a hypothetical one percentage point decrease in interest rates would be to increase the estimated fair value of the fixed-rate debt instruments from $462.6 million to $476.5 million at December 31, 2001 and from $197.9 million to $203.8 million at December 31, 2000.

The estimated fair values of debt instruments are based on discounted cash flow analyses using Cox Radio's borrowing rate for similar types of borrowing arrangements and dealer quotations. The revolving credit facilities and Cox Enterprises' borrowings bear interest at current market rates and, thus, approximate fair value. Cox Radio is exposed to interest rate volatility with respect to the foregoing variable rate debt instruments.

With respect to financial instruments, Cox Radio has estimated the fair values of such instruments using available market information and valuation methodologies that it believes to be appropriate. Considerable judgment, however, is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that Cox Radio would realize or pay in a current market exchange.

ITEM 8. *Financial Statements and Supplementary Data*

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Cox Radio, Inc.

We have audited the accompanying consolidated balance sheets of Cox Radio, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule of Cox Radio, listed in the Index at Item 14. These financial statements and financial statement schedule are the responsibility of Cox Radio's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cox Radio as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 10 to the consolidated financial statements, effective January 1, 2001, Cox Radio changed its method of accounting for derivative instruments and hedging activities to conform with Statement of Financial Accounting Standards No. 133, as amended.

DELOITTE & TOUCHE LLP

Atlanta, Georgia
February 8, 2002

COX RADIO, INC.

CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| | (Amounts in Thousands, Except Share Data) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 7,961 | $ 6,950 |
| Accounts and notes receivable, less allowance for doubtful accounts of $4,536 and $3,477, respectively | 81,185 | 93,273 |
| Prepaid expenses and other current assets | 9,245 | 6,939 |
| Total current assets | 98,391 | 107,162 |
| Plant and equipment, net | 80,106 | 75,568 |
| Intangible assets, net | 2,095,671 | 2,103,016 |
| Amounts due from Cox Enterprises, Inc. | 1,084 | 17,268 |
| Other assets | 11,435 | 14,808 |
| Total assets | $2,286,687 | $2,317,822 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 23,124 | $ 25,478 |
| Accrued salaries and wages | 5,921 | 5,834 |
| Accrued interest | 8,092 | 5,467 |
| Income taxes payable | 8,012 | 1,124 |
| Other current liabilities | 3,876 | 2,864 |
| Total current liabilities | 49,025 | 40,767 |
| Notes payable | 704,450 | 754,783 |
| Deferred income taxes | 468,022 | 486,004 |
| Other long term liabilities | 3,937 | 2,510 |
| Total liabilities | 1,225,434 | 1,284,064 |
| Commitments (Note 9) and contingencies (Note 16) | | |
| Shareholders' equity: | | |
| Preferred stock, $0.33 par value: 15,000,000 shares, authorized, none outstanding | — | — |
| Class A common stock, $0.33 par value; 210,000,000 shares authorized; 41,270,189 and 40,694,248 shares outstanding at December 31, 2001 and 2000, respectively | 13,619 | 13,429 |
| Class B common stock, $0.33 par value; 135,000,000 shares authorized; 58,733,016 shares outstanding at December 31, 2001 and 2000. | 19,382 | 19,382 |
| Additional paid-in capital | 618,803 | 610,126 |
| Accumulated other comprehensive loss, net of tax | (2,059) | — |
| Retained earnings | 413,163 | 392,472 |
| | 1,062,908 | 1,035,409 |
| Less: Class A common stock held in treasury (120,041 and 119,856 shares at cost, respectively) | (1,655) | (1,651) |
| Total shareholders' equity | 1,061,253 | 1,033,758 |
| Total liabilities and shareholders' equity | $2,286,687 | $2,317,822 |

See notes to consolidated financial statements.

COX RADIO, INC.

CONSOLIDATED STATEMENTS OF INCOME

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | (Amounts in Thousands, Except Per Share Data) | | |
| Net revenues: | | | |
| Local | $292,507 | $ 267,563 | $219,691 |
| National | 81,275 | 84,499 | 72,408 |
| Other | 21,521 | 17,342 | 8,395 |
| Total net revenues | 395,303 | 369,404 | 300,494 |
| Costs and expenses: | | | |
| Operating | 92,412 | 80,715 | 68,923 |
| Selling, general and administrative | 153,945 | 140,879 | 114,996 |
| Corporate general and administrative | 13,280 | 13,347 | 10,038 |
| Depreciation | 11,392 | 7,800 | 7,175 |
| Amortization | 58,243 | 35,192 | 21,937 |
| Loss on sales of assets | 337 | 699 | — |
| Gain on sales of radio stations | (2,434) | (475,201) | (40,509) |
| Operating income | 68,128 | 565,973 | 117,934 |
| Other income (expense): | | | |
| Interest income | 1,527 | 4,496 | 466 |
| Interest expense | (49,008) | (37,012) | (23,226) |
| Non-cash mark-to-market unrealized gain | — | 1,606 | — |
| Other — net | (476) | (579) | (348) |
| Income before income taxes and cumulative effect of accounting change | 20,171 | 534,484 | 94,826 |
| Income tax (benefit) expense | (1,307) | 228,547 | 39,566 |
| Income before cumulative effect of accounting change | 21,478 | 305,937 | 55,260 |
| Cumulative effect of accounting change, net of tax | (787) | — | — |
| Net income | $ 20,691 | $ 305,937 | $ 55,260 |
| Basic net income per share | | | |
| Income before cumulative effect of accounting change | $ 0.22 | $ 3.28 | $ 0.64 |
| Cumulative effect of accounting change | (0.01) | — | — |
| Net income per common share | $ 0.21 | $ 3.28 | $ 0.64 |
| Diluted net income per share | | | |
| Income before cumulative effect of accounting change | $ 0.22 | $ 3.26 | $ 0.64 |
| Cumulative effect of accounting change | (0.01) | — | — |
| Net income per common share | $ 0.21 | $ 3.26 | $ 0.64 |
| Weighted average basic common shares outstanding | 99,720 | 93,286 | 86,128 |
| Weighted average diluted common shares outstanding | 100,188 | 93,936 | 86,638 |

See notes to consolidated financial statements.

COX RADIO, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Loss | Retained Earnings | Treasury Stock | | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | Shares | Amount | |
| | (Amounts in Thousands) | | | | | | | | | |
| **Balance at December 31, 1998** | 26,916 | $ 8,882 | 58,733 | $19,382 | $253,493 | — | $ 31,275 | — | — | $ 313,032 |
| Net income and comprehensive income | — | — | — | — | — | — | 55,260 | — | — | 55,260 |
| Repurchase of Class A common stock | — | — | — | — | — | — | — | 120 | $(1,651) | (1,651) |
| Issuance of Class A common stock related to incentive plans including tax benefit | 1,100 | 363 | — | — | 11,662 | — | — | — | — | 12,025 |
| **Balance at December 31, 1999** | 28,016 | 9,245 | 58,733 | 19,382 | 265,155 | — | 86,535 | 120 | (1,651) | 378,666 |
| Net income and comprehensive income | — | — | — | — | — | — | 305,937 | — | — | 305,937 |
| Issuance of Class A common stock pursuant to equity offering | 12,392 | 4,089 | — | — | 340,110 | — | — | — | — | 344,199 |
| Issuance of Class A common stock related to incentive plans including tax benefit | 286 | 95 | — | — | 4,861 | — | — | — | — | 4,956 |
| **Balance at December 31, 2000** | 40,694 | 13,429 | 58,733 | 19,382 | 610,126 | — | 392,472 | 120 | (1,651) | 1,033,758 |
| Comprehensive income: | | | | | | | | | | |
| Net income | — | — | — | — | — | — | 20,691 | — | — | 20,691 |
| Cumulative effect of adopting SFAS 133 | — | — | — | — | — | $ (707) | — | — | — | (707) |
| Unrealized loss on cash flow hedges | — | — | — | — | — | (1,525) | — | — | — | (1,525) |
| Reclassification to earnings of transition adjustments | — | — | — | — | — | 173 | — | — | — | 173 |
| Comprehensive income | | | | | | | | | | 18,632 |
| Repurchase of Class A Common Stock | — | — | — | — | — | — | — | — | (4) | (4) |
| Issuance of Class A common stock related to incentive plans including tax benefit | 576 | 190 | — | — | 8,677 | — | — | — | — | 8,867 |
| **Balance at December 31, 2001** | 41,270 | $13,619 | 58,733 | $19,382 | $618,803 | $(2,059) | $413,163 | 120 | $(1,655) | $1,061,253 |

See notes to consolidated financial statements.

COX RADIO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | (Amounts in Thousands) | | |
| **Cash flows from operating activities:** | | | |
| Net income | $ 20,691 | $ 305,937 | $ 55,260 |
| Items not requiring cash: | | | |
| Depreciation | 11,392 | 7,800 | 7,175 |
| Amortization | 58,243 | 35,192 | 21,937 |
| Deferred income taxes | (11,487) | 209,482 | 18,446 |
| Tax benefit of stock options exercised | 2,595 | 1,627 | 3,591 |
| Non-cash mark-to-market unrealized gain | — | (1,606) | — |
| Loss on sales of assets | 337 | 699 | — |
| Gain on sales of radio stations | (2,434) | (475,201) | (40,509) |
| Cumulative effect of accounting change, net of tax | 787 | — | — |
| Changes in assets and liabilities (net of effects of acquisitions and dispositions): | | | |
| Decrease (increase) in accounts receivable | 12,088 | (18,508) | (16,585) |
| Increase in prepaid expenses and other current assets | (1,636) | (2,489) | (1,216) |
| (Decrease) increase in accounts payable and accrued expenses | (4,842) | 962 | 4,755 |
| Increase (decrease) in accrued salaries and wages | 87 | 1,370 | (106) |
| Increase in accrued interest | 2,625 | 2,991 | 843 |
| Increase (decrease) in taxes payable | 6,888 | (4,338) | 2,776 |
| Other, net | (208) | 3,754 | (293) |
| Net cash provided by operating activities | 95,126 | 67,672 | 56,074 |
| **Cash flows from investing activities:** | | | |
| Capital expenditures | (17,001) | (11,607) | (6,749) |
| Acquisitions, net of cash acquired | (50,216) | (814,865) | (232,278) |
| Decrease of station investment notes receivable | — | 850 | 6,400 |
| Increase in other long-term assets | (3,311) | (792) | (1,086) |
| Net proceeds from sales of assets | 89 | 419 | — |
| Net proceeds from sale of radio stations | 6,129 | 107,618 | 7,721 |
| Decrease (increase) in amounts due from/to Cox Enterprises, Inc. | 16,184 | (34,406) | 46,895 |
| Net cash used in investing activities | (48,126) | (752,783) | (179,097) |
| **Cash flows from financing activities:** | | | |
| Net (payments) borrowings of revolving credit facilities | (300,000) | 334,686 | 119,870 |
| Net proceeds from issuance of Senior Notes | 249,667 | — | — |
| Net proceeds from stock offering | — | 344,199 | — |
| Proceeds from stock options exercised | 6,272 | 3,329 | 8,434 |
| Repurchase of Class A common stock | (4) | — | (1,651) |
| Increase (decrease) in book overdrafts | 4 | (3,719) | 4,595 |
| Payment of debt issuance costs | (1,928) | (1,138) | — |
| Net cash (used in) provided by financing activities | (45,989) | 677,357 | 131,248 |
| **Net increase (decrease) in cash and cash Equivalents** | 1,011 | (7,754) | 8,225 |
| **Cash and cash equivalents at beginning of year** | 6,950 | 14,704 | 6,479 |
| **Cash and cash equivalents at end of year** | $ 7,961 | $ 6,950 | $ 14,704 |
| **Supplemental schedule of non-cash investing activities:** | | | |
| Value of businesses exchanged | $ — | $ 470,000 | $ 55,000 |

See notes to consolidated financial statements.

## 1. Organization and Basis of Presentation

Cox Radio is a leading national radio broadcasting company whose business, which constitutes one reportable segment, is devoted to acquiring, developing and operating radio stations located throughout the United States. Cox Enterprises indirectly owns approximately 62% of the common stock of Cox Radio and has approximately 94% of the voting power of Cox Radio.

The consolidated financial statements of Cox Radio represent the operations of the radio broadcasting stations owned or operated by Cox Radio. All significant intercompany accounts have been eliminated in the consolidated financial statements of Cox Radio.

The historical financial statements do not necessarily reflect the results of operations or financial position that would have existed had Cox Radio not been a majority-owned indirect subsidiary of Cox Enterprises.

## 2. Summary of Significant Accounting Policies

*Cash Equivalents*

Cox Radio considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of these investments approximates fair value.

*Revenue Recognition*

Cox Radio recognizes revenues when the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable, and collectibility is reasonably assured. These criteria are generally met for advertising revenue at the time an advertisement is broadcast. Advertising revenue is recorded net of advertising agency commissions. Cox Radio records an allowance for doubtful accounts based on historical information, analysis of credit memo data and any other relevant factors.

*Corporate General and Administrative Expenses*

Corporate general and administrative expenses consist of corporate overhead costs not specifically allocable to any of Cox Radio's individual stations.

*Advertising Expenses*

Advertising expenses are expensed as incurred.

*Plant and Equipment*

Plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed principally using the straight-line method at rates based upon estimated useful lives of 5 to 40 years for buildings and building improvements, 5 to 25 years for broadcast equipment, 7 to 10 years for furniture and fixtures and 2 to 5 years for computers, software and other equipment.

Expenditures for maintenance and repairs are charged to operating expense as incurred. At the time of retirements, sales or other dispositions of property, the original cost and related accumulated depreciation are written off.

*Web Site Development Costs*

Web site development activities include planning, design and development of graphics and content for new web sites and operation of existing sites. Cox Radio accounts for costs associated with such activities in accordance with the Emerging Issues Task Force Issue No. 00-2, "Accounting for Web Site Development Costs." Under this guidance, costs incurred that involve providing additional functions and features to the web site should be capitalized. Costs associated with the planning phase, as well as the maintaining of the web site, should be expensed as incurred. In addition, costs associated with content development and training should also be expensed as incurred. Capitalized costs are generally amortized over two years.

*Intangible Assets*

Intangible assets consist primarily of goodwill, Federal Communications Commission broadcast licenses and non-compete agreements. Goodwill and Federal Communications Commission broadcast licenses recorded in business combinations generally are amortized on a straight-line basis over 40 years. Non-compete agreements are amortized on a straight-line basis over the contractual lives of the agreements, generally 3 to 5 years. Cox Radio assesses on an on going basis the recoverability of intangible assets based on estimates of future undiscounted cash flows for the applicable business acquired compared to net book value. If the future undiscounted cash flow estimate is less than net book value, net book value is then reduced to the estimated fair value. Cox Radio also evaluates the amortization periods of intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

*Impairment of Long-Lived Assets*

Long-lived assets and certain intangibles are required to be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, with any impairment losses being reported in the period in which the recognition criteria are first applied based on the fair value of the asset. Cox Radio assesses the recoverability based on a review of estimated undiscounted cash flows. Long-lived assets and certain intangibles to be disposed of are required to be reported at the lower of carrying amount or fair value less cost to sell (see "Recent Accounting Pronouncements" below).

*Income Taxes*

Deferred income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The liability method measures the expected tax impact of future taxable income or deductions resulting from differences in the tax and financial reporting bases of assets and liabilities reflected in the consolidated balance sheets and the expected tax impact of carryforwards for tax purposes. Cox Radio evaluates its effective tax rates regularly and adjusts rates when appropriate based on currently available information relative to statutory rates, apportionment factors and the applicable taxable income in the jurisdictions in which Cox Radio operates, among other factors.

*Pension, Postretirement and Postemployment Benefits*

Cox Enterprises generally provides defined pension benefits to eligible employees based on years of service and compensation during those years. Cox Enterprises also provides certain health care and life insurance benefits to eligible retirees and employees. For certain employees and retirees of Cox Radio eligible for such coverages, these benefits are provided through the Cox Enterprises plans. Expenses related to these plans are allocated to Cox Radio through the intercompany account. The amount of the allocations is generally based on actuarial determinations of the effects of Cox Radio employees' participation in the plans.

*Incentive Compensation Plans*

Cox Radio accounts for stock compensation in accordance with the requirements of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", requires disclosure of the pro forma effects on net income and earnings per share had the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 been adopted (see Note 12).

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Concentration of Risk*

A significant portion of Cox Radio's business historically has been conducted in the Atlanta market. Net revenues earned from radio stations located in Atlanta represented 28%, 29% and 24% of total revenues for the years ended December 31, 2001, 2000 and 1999, respectively. Cox Radio expects to expand into new markets which will reduce the concentration of risk (see Note 4).

*Recent Accounting Pronouncements*

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("Statement") No. 141, "Business Combinations," which addresses financial accounting and reporting for business combinations and supersedes Accounting Principle Board ("APB") Opinion No. 16, "Business Combinations" and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." Statement No. 141 applies to all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. Statement No. 141 also changed the criteria to recognize intangible assets apart from goodwill. Cox Radio adopted this statement on July 1, 2001. Cox Radio has historically used the purchase method to account for all business combinations and the adoption of this statement did not have a material impact on its financial position, cash flows or results of operations.

In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed annually for impairment and written down only in the periods in which the recorded value of goodwill and certain intangibles is more than their fair value. This Statement applies to goodwill and intangible assets acquired prior to June 30, 2001 and was adopted by Cox Radio on January 1, 2002. Because the annual amounts recorded for the amortization of goodwill and FCC licenses is significant, Cox Radio expects that adoption of this accounting standard will have the impact of reducing our non-cash amortization expense for goodwill and broadcasting licenses and will have a material impact on our financial statements. For the years ended December 31, 2001, 2000 and 1999, amortization expense for goodwill and FCC licenses were $57.9 million, $34.8 million and $21.6 million. The required impairment tests of goodwill and broadcasting licenses may result in future write-downs.

In order to complete the transitional assessment of goodwill, Cox Radio needs to: (1) identify the reporting units; (2) determine the carrying value of each reporting unit; and (3) determine the fair value of each reporting unit. Cox Radio has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, the reporting unit's goodwill may be impaired and Cox Radio must perform the second step of the transitional impairment test. In the second step, Cox Radio must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation in accordance with Statement No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Cox Radio must also determine the fair value of its non-amortizing intangible assets, consisting of FCC licenses, and record a transitional impairment loss if necessary. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in Cox Radio's 2002 consolidated statement of operations. As of the date of adoption, Cox Radio had unamortized goodwill and FCC licenses in the amount of $2,094.8 million. Cox Radio has not yet determined what the effect of these tests will be on its financial position, cash flows or results of operations.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement No. 144 removes goodwill from its scope and retains the requirements of Statement No. 121 regarding the recognition of impairment losses on long-lived assets held for use. SFAS No. 144 also supercedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in APB Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Cox Radio adopted the Statement on January 1, 2002, and it did not have a material impact on its financial position, cash flows or results of operations.

*Reclassifications*

Certain prior year amounts have been reclassified for comparative purposes.

### 3. Earnings per Common Share and Capital Structure

| | Year Ended | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | (Amounts in Thousands, Except Per Share Data) | | |
| Net Income | $ 20,691 | $305,937 | $55,260 |
| **Basic Earnings Per Share** | | | |
| Weighted-average common shares outstanding | 99,720 | 93,286 | 86,128 |
| Basic net income per common share | $ 0.21 | $ 3.28 | $ 0.64 |
| **Diluted Earnings Per Share** | | | |
| Weighted-average common shares outstanding | 99,720 | 93,286 | 86,128 |
| Shares issuable on exercise of dilutive options | 2,236 | 1,411 | 1,681 |
| Shares assumed to be purchased with proceeds of options | (1,828) | (931) | (1,231) |
| Shares issuable pursuant to Employee Stock Purchase Plan | 271 | 229 | 234 |
| Shares assumed to be purchased with proceeds from Employee Stock Purchase Plan | (211) | (59) | (174) |
| Shares applicable to diluted earnings per share | 100,188 | 93,936 | 86,638 |
| Diluted net income per common share | $ 0.21 | $ 3.26 | $ 0.64 |

Options to purchase 799,134 shares of Class A Common Stock at $31.66 per share and 8,000 shares of Class A Common Stock at $25.53 were outstanding during 2001 but were not included in the computation of diluted earnings per share for 2001 because the options' exercise price was greater than the average market price of the Class A Common Shares. The options, which expire in 2009 and 2010, were still outstanding at the end of 2001.

Options to purchase 903,804 shares of Class A Common Stock at $31.66 per share were outstanding during most of 2000 but were not included in the computation of diluted earnings per share for 2000 because the options' exercise price was greater than the average market price of the Class A Common Shares. The options, which expire in 2009, were still outstanding at the end of 2000.

In January 1999, Cox Radio reacquired 119,856 shares of previously restricted Class A common stock from employees for cash consideration of approximately $1.7 million which was used to pay employee withholding taxes.

On February 7, 2000, Cox Radio announced that its Board of Directors approved a three-for-one stock split. The stock split resulted in a decrease in par value of each share, including shares of preferred stock (authorized with no shares currently outstanding), from $1.00 to $0.33 per share. At the 2000 Annual Meeting of Stockholders, the stockholders voted to amend Cox Radio's Articles of Incorporation to increase the authorized (a) Class A common stock from 70,000,000 to 210,000,000 shares; (b) Class B common stock from 45,000,000 to 135,000,000 shares; and (c) preferred stock from 5,000,000 to 15,000,000 shares. The stock split was effected by a distribution on May 19, 2000 to stockholders of record on May 12, 2000. Financial information contained elsewhere herein has been adjusted where necessary to reflect the impact of this stock split.

On June 27, 2000, Cox Radio consummated a public offering of 8,800,000 shares of its Class A common stock pursuant to its universal shelf registration statement and completed a concurrent private placement of 3,591,954 shares of Class A common stock directly to Cox Enterprises at the public offering price per share, less underwriting discounts and commissions. Cox Radio received net proceeds of approximately $344.2 million from this offering, which it used to partially finance acquisitions, to repay outstanding indebtedness and for general corporate purposes.

4. Acquisitions and Dispositions of Businesses

During the past several years, Cox Radio has actively managed its portfolio of radio stations through selected acquisitions, dispositions and exchanges, as well as through the use of local marketing agreements, or LMAs, and joint sales agreements, or JSAs. Under an LMA or a JSA, Cox Radio provides programming or sales and marketing or a combination of such services for radio stations owned by others. The broadcast revenues and operating expenses of stations operated by Cox Radio under LMAs and JSAs have been included in Cox Radio's operations since the respective dates of such agreements.

All acquisitions discussed below have been or will be accounted for using the purchase method. As such, the results of operations of the acquired stations have been or will be included in the results of operations from the date of acquisition. Specific transactions entered into by Cox Radio during the past three years are discussed below.

In January 1999, Cox Radio acquired the assets of radio station WSUN-FM (formerly WLVU-FM) serving the Tampa-St. Petersburg, Florida market in exchange for the assets of WSUN-AM in Tampa, Florida and approximately $17 million. Prior to the acquisition, Cox Radio had been operating WSUN-FM pursuant to an LMA since September 1998.

In May 1999, Cox Radio acquired radio stations WVEZ-FM and WSFR-FM and an option to purchase WPTI-FM (formerly WMHX-FM) serving the Louisville, Kentucky market and radio stations WPOI-FM (formerly WFJO-FM), WHPT-FM and WDUV-FM (formerly WTBT-FM) serving the Tampa-St. Petersburg, Florida market in exchange for Cox Radio's radio stations WYYY-FM, WBBS-FM, WWHT-FM, WHEN-AM and WSYR-AM serving the Syracuse, New York market, plus additional cash consideration of approximately $94 million, resulting in a pre-tax gain of approximately $39.2 million. In connection with obtaining regulatory approvals for this transaction, Cox Radio agreed to divest ownership of WRVI-FM and WLSY-FM serving the Louisville, Kentucky market. In May 1999, such stations were transferred to a trust for the benefit of Cox Radio pending sale to a third party.

In June 1999, Cox Radio disposed of the assets of WPTW-AM in Dayton, Ohio for consideration of $0.1 million.

In August 1999, Cox Radio consummated its acquisition of WODL-FM (formerly WRLR-FM) in Homewood, Alabama serving the Birmingham, Alabama market for a purchase price of approximately $5.5 million and the assumption of debt of approximately $0.2 million. Prior to the acquisition, Cox Radio had been operating this station under an LMA since November 1998.

In August 1999, Cox Radio acquired WPYO-FM (formerly WTLN-FM) serving the Orlando, Florida market for consideration of $14.5 million. Cox Radio had been operating the station pursuant to an LMA since January 1999. In a related transaction, Cox Radio disposed of the assets of WTLN-AM, also serving the Orlando, Florida market, for consideration of $0.5 million.

In September 1999, Cox Radio consummated the acquisition of WPTI-FM (formerly WMHX-FM) in Louisville, Kentucky for consideration of approximately $2 million. Cox Radio had been operating the station under a JSA or an LMA since May 1999.

In September 1999, Cox Radio disposed of the assets of WGBB-AM serving the Nassau-Suffolk (Long Island), New York market for consideration of $1.7 million.

In September 1999, Cox Radio and a trust for Cox Radio's benefit disposed of WRVI-FM and WLSY-FM serving the Louisville, Kentucky market for consideration of $5 million, resulting in a pre-tax gain of approximately $1.6 million.

In September 1999, Cox Radio acquired WBTS-FM (formerly WNGC-FM) in Athens, Georgia for consideration of approximately $78 million.

In November 1999, Cox Radio acquired KRTR-FM, KXME-FM, KGMZ-FM and KRTR-AM (formerly KGMZ-AM) in Honolulu, Hawaii for consideration of approximately $16.4 million.

In January 2000, Cox Radio acquired the assets of KRTQ-FM (formerly KTFX-FM) in Tulsa, Oklahoma for consideration of $3.5 million. Cox Radio had been operating this station pursuant to an LMA since January 1999.

Also in January 2000, Cox Radio disposed of the assets of KACE-FM and KRTO-FM, serving Los Angeles, California, for consideration of approximately $75 million, resulting in a pre-tax gain of approximately $46.6 million.

In April 2000, the LMA for WCNN-AM, serving Atlanta, Georgia, terminated.

Also in April 2000, Cox Radio disposed of the assets of KGMZ-FM, serving Honolulu, Hawaii, for approximately $6.6 million. Cox Radio continues to manage this station's local, regional and national advertising sales efforts under a JSA. In addition, Cox Radio is a guarantor of the buyer's financing for this transaction.

In May 2000, Cox Radio acquired the assets of KINE-FM, KCCN-FM and KCCN-AM, serving Honolulu, Hawaii, for consideration of approximately $17.8 million.

In July 2000, Cox Radio acquired the outstanding capital stock of Marlin Broadcasting, Inc., which owned radio stations WPYM-FM (formerly WTMI-FM) serving Miami, Florida, WCCC-FM and WCCC-AM serving Hartford, Connecticut, and WBOQ-FM serving Gloucester, Massachusetts, for approximately $125 million. As part of this transaction, Cox Radio sold those assets of Marlin comprising WCCC-FM, WCCC-AM and WBOQ-FM to certain of the former principals of Marlin for approximately $25 million. Cox Radio did not recognize any gain or loss on the sale of these assets.

In August 2000, Cox Radio acquired WEDR-FM in Miami, Florida; WFOX-FM in Atlanta, Georgia; WFYV-FM, WAPE-FM, WBWL-AM, WKQL-FM, WMXQ-FM and WOKV-AM in Jacksonville, Florida; WEFX-FM, WNLK-AM, WKHL-FM and WSTC-AM in Stamford/Norwalk, Connecticut; and WPLR-FM and national and local sales and marketing rights at WYBC-FM in New Haven, Connecticut in exchange for KFI-AM and KOST-FM in Los Angeles, California, plus approximately $3 million. The transaction was accounted for as a purchase business combination with a fair value of $473 million based on an independent appraisal. Cox Radio recorded a $429.9 million pre-tax gain on the transaction in the third quarter of 2000. Cox Radio had operated the acquired stations (other than WYBC-FM) pursuant to an LMA and WYBC-FM pursuant to a JSA since October 1999. Cox Radio continues to operate WYBC-FM pursuant to a JSA. Cox Radio obtained a temporary waiver of the FCC's newspaper-radio cross-ownership rule for the acquisition of WFOX-FM in Atlanta.

In August 2000, Cox Radio acquired the assets of radio stations KKBQ-FM, KLDE-FM and KTHT-FM (formerly KKTL-FM), serving Houston, Texas, and WKHK-FM, WMXB-FM, WKLR-FM and WVBB-AM (formerly WTVR-AM), serving Richmond, Virginia, for consideration of approximately $380 million.

Also in August 2000, Cox Radio acquired the capital stock of Midwestern Broadcasting Company, Inc., which owned WALR-FM, serving Atlanta, Georgia, for $280 million. In a related transaction with Salem Communications Corporation in September 2000, Cox Radio exchanged the license and transmitting facilities of WALR-FM, as well as the license and transmitting facilities of radio stations KLUP-AM, serving San Antonio, Texas, and WSUN-AM (formerly WFNS-AM), serving Tampa, Florida, for the license and transmitting facilities of radio station KHPT-FM (formerly KKHT-FM), serving Houston, Texas. Cox Radio retained the intellectual property of WALR-FM and is broadcasting WALR-FM's programming on its WJZF-FM signal in Atlanta. Cox Radio changed WJZF-FM's call letters to WALR-FM.

In February 2001, Cox Radio acquired WDYL-FM serving Richmond, Virginia and WJMZ-FM and WHZT-FM (formerly WPEK-FM) serving Greenville, South Carolina for a total of $52.5 million.

In February 2001, Cox Radio entered into a joint sales agreement to provide sales and marketing services for WARV-FM serving Richmond, Virginia. In addition, Cox Radio is a guarantor of the owner's financing for the acquisition of this station.

In February 2001, Cox Radio disposed of WHOO-AM serving Orlando, Florida for $5 million, resulting in a pre-tax gain of approximately $2.4 million.

In May 2001, Cox Radio disposed of the assets of KGTO-AM serving Tulsa, Oklahoma for $0.5 million.

In July 2001, Cox Radio disposed of the assets of WVBB-AM (formerly WTVR-AM) serving Richmond, Virginia for $0.7 million.

In January 2002, Cox Radio disposed of the assets of KRTR-AM (formerly KGMZ-AM) serving Honolulu, Hawaii for $0.6 million. The buyer of the station had been operating the station under an LMA since October 2001.

The following unaudited pro forma summary of operations presents the consolidated results of operations as if all consummated transactions discussed above had occurred at the beginning of the periods presented and does not purport to be indicative of what would have occurred had these transactions been made as of those dates or of results which may occur in the future. The pro forma adjustments include the revenues, expenses and related income taxes of the stations acquired, additional depreciation and amortization for those stations, and estimated interest expense on the debt incurred to finance the purchase price of the transaction. Conversely, for stations disposed of, the pro forma adjustments remove the revenues, expenses, depreciation and amortization expense and related income taxes associated with the stations disposed of.

| | Year Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| | (Amounts in Thousands, Except Per Share Data) | |
| Net revenues | $394,827 | $411,123 |
| Corporate general and administrative expenses | 13,280 | 13,347 |
| Depreciation and amortization | 69,687 | 59,762 |
| Operating income | 65,533 | 95,137 |
| Cumulative effect of accounting change, net | (787) | — |
| Net income | $ 18,987 | $ 15,151 |
| Basic pro forma earnings per common share before cumulative effect of accounting change | $ 0.20 | $ 0.16 |
| Cumulative effect of accounting change | (0.01) | — |
| Basic pro forma earnings per common share | $ 0.19 | $ 0.16 |
| Diluted pro forma earnings per common share before cumulative effect of accounting change | $ 0.20 | $ 0.16 |
| Cumulative effect of accounting change | (0.01) | — |
| Diluted pro forma earnings per common share | $ 0.19 | $ 0.16 |
| Basic pro forma shares outstanding | 99,720 | 93,286 |
| Diluted pro forma shares outstanding | 100,188 | 93,936 |

## 5. Investments

*iBiquity Digital Corporation.* On December 21, 1998 and March 1, 1999, Cox Radio purchased shares of common stock of iBiquity Digital Corporation (formerly USA Digital Radio, Inc.), a developer of digital radio broadcasting technology, for a total purchase price of $2.5 million. Cox Radio accounts for this investment, included in other assets in the accompanying balance sheets, under the cost method.

## 6. Plant and Equipment

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| | (Amounts in Thousands) | |
| Land | $ 8,060 | $ 8,169 |
| Buildings and building improvements | 24,345 | 18,081 |
| Broadcast equipment | 88,864 | 83,323 |
| Construction in progress | 4,141 | 1,636 |
| Plant and equipment, at cost | 125,410 | 111,209 |
| Less accumulated depreciation | (45,304) | (35,641) |
| Net plant and equipment | $ 80,106 | $ 75,568 |

7. Intangible Assets

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| | (Amounts in Thousands) | |
| Goodwill and Federal Communications Commission broadcast licenses | $2,245,091 | $2,191,141 |
| Other | 3,511 | 4,700 |
| Total | 2,248,602 | 2,195,841 |
| Less accumulated amortization | (152,931) | (92,825) |
| Net intangible assets | $2,095,671 | $2,103,016 |

8. Income Taxes

Income tax (benefit) expense is summarized as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | (Amounts in Thousands) | | |
| Current: | | | |
| Federal | $ 8,105 | $ 16,705 | $17,575 |
| State | 2,075 | 2,360 | 3,545 |
| Total current | 10,180 | 19,065 | 21,120 |
| Deferred: | | | |
| Federal | 7,073 | 167,685 | 14,286 |
| State | (18,560) | 41,797 | 4,160 |
| Total deferred | (11,487) | 209,482 | 18,446 |
| Total income tax (benefit) expense | $ (1,307) | $228,547 | $39,566 |

The tax effects of significant temporary differences which comprise the net deferred tax liabilities are as follows:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| | (Amounts in Thousands) | |
| Current deferred tax assets: | | |
| Provision for doubtful accounts | $ 1,811 | $ 1,587 |
| Other | 171 | 111 |
| Total net current asset | 1,982 | 1,698 |
| Noncurrent deferred tax assets (liabilities): | | |
| Plant and equipment | (49,275) | (52,384) |
| Intangibles | (423,947) | (436,081) |
| Net operating loss carryforwards | 3,133 | 2,230 |
| Unrealized loss on cash flow hedges | 2,019 | — |
| Other | 48 | 231 |
| Total net noncurrent liability | (468,022) | (486,004) |
| Net deferred tax liability | $(466,040) | $(484,306) |

As of December 31, 2001, Cox Radio had net operating loss carryforwards for federal income tax purposes and under the laws of various state jurisdictions in which it operates. These net operating loss carryforwards expire on various dates through 2020. Cox Radio anticipates that these net operating loss carryforwards will be realized within the allowable periods.

Income tax (benefit) expense computed using the federal statutory rates is reconciled to the reported income tax provisions as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | (Amounts in Thousands) | | |
| Federal statutory income tax rate | 35% | 35% | 35% |
| Computed tax expense at federal statutory rates on income before income taxes | $ 7,083 | $187,069 | $33,189 |
| State income taxes (net of federal tax benefit) | 216 | 28,702 | 5,008 |
| Change in estimated effective state tax rates | (10,932) | — | — |
| Non-deductible travel and entertainment expenses | 604 | 1,393 | 1,014 |
| Non-deductible amortization of intangibles | 2,157 | 12,506 | 1,447 |
| Benefit arising from low income housing credits | (608) | (608) | (608) |
| Other, net | 173 | (515) | (484) |
| Income tax (benefit) expense | $ (1,307) | $228,547 | $39,566 |

Upon filing, in 2001, of Cox Radio's state income tax returns for 2000, Cox Radio determined that a lower effective rate for state income taxes was appropriate based on the states in which Cox Radio currently operates and the relative statutory rates, apportionment factors, and taxable income applicable to those states. Accordingly, an adjustment of approximately $10.9 million was recorded in 2001.

The consolidated federal income tax returns of Cox Enterprises for 1986 through 1997 and the combined California franchise tax returns of Cox Enterprises for 1991 through 1998 are currently under audit. The consolidated federal income tax returns of Cox Radio for 1996 and 1997 are currently under audit. Management believes that any additional liabilities arising from these current tax-related audits are sufficiently provided for at December 31, 2001.

## 9. Long-Term Debt and Commitments

On June 27, 2000, Cox Radio repaid all amounts previously outstanding under its $300 million, five-year, senior, unsecured revolving credit facility with a portion of the net proceeds from the offering of Cox Radio's Class A Common Stock, as discussed in Note 3. On June 30, 2000, Cox Radio replaced its $300 million, five-year, senior, unsecured revolving credit facility, with a $350 million, five-year, senior, unsecured revolving credit facility and a $350 million, 364-day, senior, unsecured revolving credit facility, each with certain banks, including The Chase Manhattan Bank as the Administrative Agent, Bank of America, N.A. as the Syndication Agent, and Citibank, N.A. as the Documentation Agent. The interest rate for each facility is based on greater of the prime rate or the federal funds borrowing rate plus 0.5%; the London Interbank Offered Rate plus a spread based on the credit ratings of Cox Radio's senior, long-term debt; or the bid rate for the purchase of certificates of deposit of equal principal amount and maturity plus a spread based on the credit ratings of Cox Radio's senior, long-term debt. Each facility includes a commitment fee on the unused portion of the total amount available of 0.1% to 0.25% based on the credit ratings of Cox Radio's senior, long-term debt. Each facility also contains, among other provisions, specified requirements as to the ratio of debt to EBITDA and the ratio of EBITDA to interest expense. At December 31, 2001, Cox Radio was in compliance with these covenants. Cox Radio's credit facilities contain Events of Default (i) based on the failure to pay when due other debt the outstanding amount of which exceeds $25,000,000 after the expiration of applicable grace periods and (ii) based on the acceleration of other debt the outstanding amount of which exceeds $25,000,000. At December 31, 2001,

Cox Radio had approximately $255 million of outstanding indebtedness under the five-year facility with $95 million available, and no amounts outstanding under the 364-day facility with $350 million available. The interest rate applied to amounts due under the bank credit facilities was 2.755% at December 31, 2001. Since the interest rate is variable, the recorded balance of the credit facilities approximates fair value. See Note 10 for a discussion of Cox Radio's interest rate swap agreements.

Subsequent to December 31, 2001, Cox Radio was notified by Moody's Investor Services that Cox Radio's debt was being evaluated for a potential credit rating downgrade. Although Cox Radio is unsure of the outcome of this evaluation, management believes that a downgrade would not have a significant impact on Cox Radio's future liquidity. The effect of a downgrade includes, but is not limited to, interest rate increases on its revolving credit facilities.

On June 29, 2001, Cox Radio amended and restated its 364-day facility and amended its five-year facility. The 364-day facility was amended and restated to, among other things, extend the facility for another 364 days, which new term expires on June 28, 2002, and to revise the definition of interest expense. The five-year facility was amended similarly to revise the definition of interest expense and make certain other non-material changes.

Cox Radio has $200 million in outstanding public debt. The debt consists of $100 million principal amount of 6.25% notes due in 2003 and $100 million principal amount of 6.375% notes due in 2005. CXR Holdings, Inc., a wholly-owned subsidiary of Cox Radio, is the guarantor of these notes. At December 31, 2001 and December 31, 2000, the estimated fair value of these notes was approximately $205.8 million and $197.9 million, respectively, based on quoted market prices.

On May 2, 2000, Cox Radio's universal shelf registration statement filed on Form S-3 with the Securities and Exchange Commission was declared effective. Under the universal shelf registration statement, Cox Radio and two financing trusts sponsored by Cox Radio may from time to time offer and issue debentures, notes, bonds and other evidence of indebtedness and forward contracts in respect of any such indebtedness, shares of preferred stock, shares of Class A Common Stock, warrants, stock purchase contracts and stock purchase units of Cox Radio and preferred securities of the Cox Radio trusts for a maximum aggregate offering amount of $750 million. Unless otherwise described in future prospectus supplements, Cox Radio intends to use the net proceeds from the sale of securities registered under this universal shelf registration statement for general corporate purposes, which may include additions to working capital, the repayment or redemption of existing indebtedness and the financing of capital expenditures and acquisitions. At December 31, 2001, $505.2 million has been used under the shelf registration.

In February 2001, Cox Radio issued, under its universal shelf registration statement, $250 million aggregate principal amount of 6.625% Senior Notes due 2006. Cox Radio received proceeds of approximately $248.0 million and incurred offering expenses of approximately $0.3 million for net proceeds of approximately $247.7 million. Cox Radio used the entire proceeds to repay a portion of the outstanding indebtedness under its credit facilities. At December 31, 2001, the estimated fair value of these notes was approximately $256.8 million based on quoted market prices.

Cox Radio leases land, office facilities, and various items of equipment. Rental expense under operating leases amounted to $9.1 million in 2001, $8.6 million in 2000, and $7.2 million in 1999.

The following table sets forth, for the periods specified, the aggregate minimum operating lease payments, the aggregate and annual principal payments due under our long-term debt, and the aggregate amounts expected to be expended for contractual commitments for sports programming and on-air personalities.

| Year | Operating Leases | Debt Principal | Contractual Commitments |
|---|---|---|---|
| | (Amounts in Thousands) | | |
| 2002 | $ 5,649 | $ — | $17,751 |
| 2003 | 5,012 | 100,000 | 17,886 |
| 2004 | 4,466 | — | 16,799 |
| 2005 | 4,421 | 355,000 | 1,179 |
| 2006 | 3,959 | 250,000 | 111 |
| After 2006 | 13,719 | — | — |
| Total | $37,226 | $705,000 | $53,726 |

## 10. Derivative Instruments and Hedging Activities

Cox Radio is exposed to fluctuations in interest rates. Cox Radio actively monitors these fluctuations and uses derivative instruments from time to time to manage such risk. In accordance with its risk management strategy, Cox Radio uses derivative instruments only for the purpose of managing risk associated with an asset, liability, committed transaction, or probable forecasted transaction that is identified by management. Cox Radio's use of derivative instruments may result in short-term gains or losses and may increase volatility in its earnings. Cox Radio had three interest rate swap agreements outstanding as of December 31, 2001 which are used to manage its exposure to the variability of future cash flows related to certain of its floating rate interest obligations that may result due to changes in interest rates. The counterparties to these interest rate swap agreements are a diverse group of major financial institutions. Although Cox Radio is exposed to credit loss in the event of nonperformance by these counterparties, Cox Radio does not anticipate nonperformance by these counterparties nor would Cox Radio expect any such loss to be material.

Prior to June 27, 2000, Cox Radio accounted for the interest rate swap agreements as hedges. In connection with the offering of Class A Common Stock discussed in Note 3, Cox Radio used a portion of the net proceeds from the offering to repay all amounts then outstanding under its bank credit facility. As the interest rate swap agreements were no longer matched with existing debt, Cox Radio recorded a non-cash mark-to-market unrealized gain as of June 30, 2000 of $2.2 million, which represents the fair value of the interest rate swap agreements at that date. On August 4, 2000, Cox Radio redesignated these interest rate swap agreements as hedges of floating rate borrowings under the new revolving credit facilities, dated June 30, 2000, discussed in Note 9 above. Concurrently with the redesignation of these swaps, Cox Radio recorded a non-cash, mark-to-market unrealized loss of $0.6 million, which represented the difference in the fair value of the interest rate swap agreements from June 30, 2000 to August 4, 2000.

On January 1, 2001, Cox Radio adopted Statement of Financial Accounting Standards No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133", and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." Statement No. 133, as amended, requires all derivative instruments to be measured at fair value and recognized as either assets or liabilities. In addition, all derivative instruments used in hedging transactions must be designated, reassessed and documented pursuant to the provisions of Statement No. 133, as amended.

Under Statement No. 133, as amended, the accounting for changes in the fair values of derivative instruments at each new measurement date is dependent upon their intended use. The effective portion of changes in the fair values of derivative instruments designated as hedges of forecasted transactions, referred to as cash flow hedges, are deferred and recorded as a component of accumulated other comprehensive income until the hedged forecasted transactions occur and are recognized in earnings. The ineffective portion of changes in the fair values of derivative instruments designated as cash flow hedges are immediately reclassed to earnings. The differential paid or received on the interest rate swap agreements is recognized as an adjustment to interest expense.

Cox Radio's three interest rate swap agreements qualify as cash flow hedges, and upon adoption of Statement No. 133, as amended, Cox Radio recognized a one-time after-tax transition adjustment to reduce earnings and increase accumulated other comprehensive loss by approximately $0.8 million and $0.7 million, respectively. These amounts have been presented as a cumulative effect of change in accounting principle, net of tax, in the Consolidated Statements of Income and Shareholders' Equity for the year ended December 31, 2001. The portion of the transition adjustment affecting earnings relates to the previously recorded fair values of the derivatives.

For the year ended December 31, 2001, there was no ineffective portion related to the changes in fair values of the interest rate swap agreements and there were no amounts excluded from the measure of effectiveness. In addition, of the $0.7 million recorded as an increase in accumulated other comprehensive loss on January 1, 2001, approximately $76,000, before related income tax effects of approximately $33,000, was reclassified into earnings as interest expense during each quarter of 2001. The balance of $1.5 million recorded in accumulated other comprehensive loss at December 31, 2001 is expected to be reclassified into future earnings, contemporaneously with and offsetting changes in interest expense on certain of Cox Radio's floating rate interest obligations. The estimated amount to be reclassified into future earnings as interest expense over the twelve months ending December 31, 2002 is approximately $0.3 million, before related income tax effects of approximately $0.1 million. The actual amount that will be reclassified to future earnings over the next twelve months may vary from this amount as a result of changes in market conditions related to interest rates.

At December 31, 2001, $75 million notional principal amount of the interest rate swap agreements was outstanding at an average rate of 6.28% per annum having an average maturity of 3 years. The estimated aggregate fair value of the interest rate swap agreements, based on current market rates, approximated a net payable of $3.8 million and $1.2 million at December 31, 2001 and 2000, respectively. The fair values of the swap agreements December 31, 2001 is included in other current liabilities and other long-term liabilities according to the respective maturity dates of the swaps.

## 11. Retirement Plans

Certain of Cox Radio's employees participate in the funded, noncontributory defined benefit pension plan of Cox Enterprises and certain key employees participate in an unfunded, non-qualified supplemental pension plan. The plans call for benefits to be paid to eligible employees at retirement based primarily upon years of service with Cox Radio and compensation rates during those years. Pension expense allocated to Cox Radio by Cox Enterprises was $0.7 million, $0.5 million and $1.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The following table sets forth certain information attributable to the Cox Radio employees' participation in the Cox Enterprises pension plans:

| | December 31, 2001 | | December 31, 2000 | |
|---|---|---|---|---|
| | Funded Plans | Unfunded Plans | Funded Plans | Unfunded Plans |
| | (Amounts in Thousands) | | | |
| Actuarial present value of benefit obligations: | | | | |
| Vested benefits | $15,821 | $3,493 | $15,558 | $3,118 |
| Nonvested benefits | 3,527 | 398 | 1,692 | 339 |
| Accumulated benefit obligation | $19,348 | $3,891 | $17,250 | $3,457 |
| Projected benefit obligation | $23,468 | $5,369 | $21,104 | $4,648 |

Assumptions used in the actuarial computations were:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Discount rate | 7.25% | 7.50% |
| Rate of increase in compensation levels | 5.00% | 5.25% |
| Expected long-term rate of return on assets | 9.00% | 9.00% |

Cox Enterprises may establish a defined benefit pension plan and segregate plan assets for Cox Radio. The amount of the assets that would be segregated would have an estimated fair value not less than the accumulated benefit obligation of the Cox Enterprises defined benefit pension plan attributable to Cox Radio employees as of December 31, 2001, or $19.3 million. The assets segregated would be used to fund payments to retirees. Any non-qualified supplemental pension plan payments due to Cox Radio employees will be made by Cox Enterprises, and Cox Radio will reimburse Cox Enterprises for any such payments.

Cox Enterprises provides certain health care and life insurance benefits to substantially all retirees of Cox Enterprises and its subsidiaries. Postretirement expense allocated to Cox Radio by Cox Enterprises was $0.1 million for each of the years ended December 31, 2001, 2000 and 1999. Cox Radio's actuarial present value of benefit obligations at December 31, 2001 was $4.2 million.

The funded status of the portion of the retirement plan covering the employees of Cox Radio is not determinable. The actuarial present value of benefit obligations for the retirement plan of Cox Enterprises substantially exceeded the fair value of assets held in the plan at December 31, 2001.

Actuarial assumptions used to determine the actuarial present value of benefit obligations include a discount rate of 7.25% (7.5% in 2000) and an expected long-term rate of return on plan assets of 9.0%. The assumed health care cost trend rate for retirees is 8.5% (9.0% in 2000). For participants prior to age 65, the trend rate gradually decreases to 5.5% by year 2007 and remains level thereafter. For retirees at age 65 or older, this rate decreases to 5.0% by year 2008. Increasing the assumed health care cost trend rate by one percentage point would have resulted in an increase in the Cox Enterprises plan's actuarial present value of benefit obligations of approximately 2.9% and an increase in the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost of approximately 1.9% for 2001.

In addition, substantially all of Cox Radio's employees are eligible to participate in the savings and investment plan of Cox Enterprises. Under the terms of the plan, Cox Radio matches a discretionary amount no greater than 50% of employee contributions up to a maximum of 6% of the employee's eligible compensation. Cox Radio's expense under the plan was $0.9 million, $1.5 million and $1.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Certain Cox Radio employees, whose savings and investment plan contributions are at the Internal Revenue Service, or IRS, maximum or are restricted in order to pass the IRS nondiscrimination test, are eligible to participate in Cox Enterprises' non-qualified savings restoration plan. Under the terms of this plan, Cox Radio matches a discretionary contribution amount no greater than 50% of employee contributions to both the savings and investment and restoration plans up to a specified maximum percentage of the employee's eligible compensation. Cox Radio's expense under the non-qualified savings restoration plan was not material to the financial statements for any period presented.

## 12. Stock-Based Compensation Plans

During the three years in the period ended December 31, 2001, Cox Radio maintained two stock-based compensation plans. Cox Radio accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, and related Interpretations. Compensation for the Cox Radio Amended and Restated Long-Term Incentive Plan and the Employee Stock Purchase Plan is measured as the excess, if any, of the quoted market price of Cox Radio's stock at the date of the grant over the exercise price. Specific information regarding each plan and required disclosure of the pro forma effect on Cox Radio's operations if Statement of Financial Accounting Standards No. 123 had been adopted is presented below.

*Cox Radio Employee Stock Purchase Plans*

During 2001, Cox Radio adopted a third Employee Stock Purchase Plan (the "Plan"), under which Cox Radio was authorized to issue purchase rights totaling 750,000 shares of Class A common Stock. The 2001 ESPP has four alternate entry dates, and the first entry date is January 2, 2002. Employees are eligible to participate in the Plan as of the first entry date on which they are employed and are regularly scheduled to work at least 20 hours per week. Under the terms of this plan, the purchase price is the lower of 85% of the fair market value of the Class A common stock on the grant date (the initial purchase price) or 90% of the fair market value of the Class A common stock on December 31, 2003, the end of the Plan. Purchase rights totaling 271,121 shares of Class A common stock were issued under the plan with respect to the first entry date. Employees are allowed to purchase the shares via payroll deduction through December 31, 2003, at which time shares will be issued. The fair value of the employees' purchase rights granted in 2001 was determined using the Black-Scholes model with the following assumptions: expected volatility of 44.65%, no payment of dividends, expected life of 2.08 years, and a risk-free interest rate of 2.50%. The weighted-average fair value of each purchase right granted in 2001 for the first entry date was $8.91. During 2001, no shares were issued under the plan due to cancellation of employees' participation or termination of employment.

During 1999, Cox Radio adopted an Employee Stock Purchase Plan, under which Cox Radio was authorized to issue purchase rights totaling 750,000 shares of Class A common stock to substantially all employees who were employed on February 1, 1999 and who worked at least 20 hours per week. Pursuant to this plan, Cox Radio issued purchase rights totaling 229,293 shares of Class A common stock. Under the terms of this plan, the purchase price ($16.05 per share) was 85% of the average market value during the ten trading days ended on August 2, 1999. Employees were allowed to purchase the shares via payroll deductions through October 31, 2001, at which time the shares were issued to the employees. During 2001, 2000 and 1999, 15,717, 5,229 and 0 shares, respectively, were issued to employees under the plan due to cancellation of employees' participation in the plan or termination of employment. Upon conclusion of the 1999 plan on October 31, 2001, 172,187 shares of Class A common stock were issued to the remaining plan participants. The fair value of the employees' purchase rights granted in 1999 was estimated using the Black-Scholes model with the following assumptions: expected volatility of 34%, no payment of dividends, expected life of 2 years and risk-free interest rate of 5.67%. The grant date fair value of each purchase right granted in 1999 was $6.29.

During 1997, Cox Radio adopted an Employee Stock Purchase Plan, under which Cox Radio was authorized to issue purchase rights totaling 1,050,000 shares of Class A common stock to substantially all employees who were employed on December 1, 1996 and who worked at least 20 hours per week. Pursuant to this plan, Cox Radio issued purchase rights totaling 558,354 shares of Class A common stock. Under the terms of this plan, the purchase price ($5.79 per share) was 85% of the market value on May 1, 1997, and employees were allowed to purchase the shares via payroll deductions through August 1, 1999. During 1999 17,367 shares were issued to employees under the plan due to cancellation of employees' participation in the plan or termination of employment. Upon conclusion of the 1997 plan on August 2, 1999, 456,336 shares of Class A common stock were issued to the remaining plan participants. The fair value of the employees' purchase rights granted in 1997 was estimated using the Black-Scholes model with the following assumptions: expected volatility of 32%, no payment of dividends, expected life of 2 years and risk-free interest rate of 5.4%. The grant date fair value of each purchase right granted in 1997 was $2.09.

*Cox Radio Amended and Restated Long-Term Incentive Plan*

Pursuant to the Amended and Restated Long-Term Incentive Plan (the "LTIP"), executive officers and certain employees of Cox Radio who have been selected as participants are eligible to receive awards of various forms of equity-based incentive compensation, including stock options, stock appreciation rights, stock bonuses, restricted stock awards, performance shares and awards consisting of combinations of such incentives. Cox Radio has reserved 13,200,000 shares of Class A common stock for issuance under this plan.

Subject to the maximum shares reserved under the LTIP, no individual may receive a stock option covering more than 500,000 shares of Class A common stock in any year nor be granted more than 250,000 shares of Class A common stock, in any combination of performance awards, restricted stock or other stock-based awards that are subject to performance criteria in any year. The maximum payout for any individual for a performance award paid in cash is 100% of his or her base salary as of the beginning of the year of the performance award payment.

Upon the closing of Cox Radio's initial public offering, certain Cox Enterprises Unit Appreciation Plan units awarded in 1994 that would have matured in 1999 were converted to 335,919 restricted shares of Class A common stock issued pursuant to the LTIP based on the calculated appreciation of the units and the quoted market price at the date of conversion. These restricted shares remained unvested until the end of the original five year Unit Appreciation Plan appreciation period. In January 1999, Cox Radio reacquired 119,856 shares of previously restricted Class A common stock for cash consideration of approximately $1.7 million used to pay employee withholding taxes.

Options granted under the LTIP vest 60% after three years from the date of grant, 80% after four years from the date of grant and 100% after five years from the date of grant and expire ten years from the date of grant. An accelerated vesting schedule has been provided such that the options become fully vested if the market value of the shares exceeds the exercise price by 140% for ten consecutive trading days. Vesting of the options granted during 1999 was accelerated during 1999 based upon this schedule. Because the exercise price of stock options awarded during 2001, 2000 and 1999 equaled or exceeded the then current market price of Cox Radio Class A common stock, no compensation cost has been recognized for these options. The fair value of the options granted during 2001, 2000 and 1999 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 41% to 43% for 2001, 32% and 36% for 2000, and 34% for 1999, no dividend yield, risk-free interest rate of 4.9% for 2001, 6.7% for 2000 and 4.8% for 1999, and expected life of 6 years. A summary of the status of

Cox Radio's stock options granted under the Long-Term Incentive Plan as of December 31, 2001, 2000 and 1999 and changes during the years ending on those dates is presented below:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 2,293,768 | $18.35 | 1,668,231 | $10.04 | 1,779,330 | $ 7.99 |
| Granted | 1,342,943 | 21.84 | 970,374 | 31.66 | 609,468 | 13.92 |
| Exercised | (384,767) | 8.26 | (256,892) | 10.08 | (627,093) | 9.08 |
| Cancelled | (228,060) | 25.84 | (87,945) | 31.54 | (93,474) | 13.71 |
| Outstanding at end of year | 3,023,884 | $20.62 | 2,293,768 | $18.35 | 1,668,231 | $10.04 |
| Options exercisable at year-end | 1,026,032 | $10.69 | 1,410,739 | $10.03 | 1,668,231 | $10.04 |
| Weighted-average fair value of options granted during the year | $ 10.33 | | $ 14.16 | | $ 5.82 | |

The following table summarizes information about stock options outstanding at December 31, 2001:

| Range of Exercise Prices | Number of Options Outstanding | Options Outstanding Weighted-Average Remaining Contractual Life | Number of Options Exercisable |
|---|---|---|---|
| $ 6.17 - 8.46 | 430,526 | 4.9 | 430,526 |
| $13.39 - 20.57 | 596,180 | 6.6 | 595,446 |
| $21.81 - 25.53 | 1,207,479 | 9.0 | 0 |
| $31.66 | 789,699 | 8.0 | 60 |
| | 3,023,884 | | 1,026,032 |

Had compensation cost for the Long-Term Incentive Plan and Employee Stock Purchase Plans been determined on the fair value at the grant dates for awards in 2001, 2000 and 1999 consistent with the provisions of Statement of Financial Accounting Standards No. 123, Cox Radio's net income and net income per share would have been reduced to the pro forma amounts indicated below, based on the assumptions discussed above:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | (Amounts in Thousands, Except Per Share Amounts) | | |
| Income before cumulative effect of accounting change — as reported | $21,478 | $305,937 | $55,260 |
| Cumulative effect of accounting change | (787) | — | — |
| Net income — as reported | $20,691 | $305,937 | $55,260 |
| Net income per share before cumulative effect of accounting change — basic — as reported | $ 0.22 | $ 3.28 | $ 0.64 |
| Cumulative effect of accounting change | (0.01) | — | — |
| Net income per share — basic — as reported | $ 0.21 | $ 3.28 | $ 0.64 |
| Net income per share before cumulative effect of accounting change — diluted — as reported | $ 0.22 | $ 3.26 | $ 0.64 |
| Cumulative effect of accounting change | (0.01) | — | — |
| Net income per share — diluted — as reported | $ 0.21 | $ 3.26 | $ 0.64 |
| Income before cumulative effect of accounting change — Pro Forma | $16,591 | $303,277 | $51,337 |
| Cumulative effect of accounting change | (787) | — | — |
| Net income — Pro Forma | $15,804 | $303,277 | $51,337 |
| Net income per share before cumulative effect of accounting change — basic — pro forma | $ 0.17 | $ 3.25 | $ 0.60 |
| Cumulative effect of accounting change | (0.01) | — | — |
| Net income per share — basic — pro forma | $ 0.16 | $ 3.25 | $ 0.60 |
| Net income per share before cumulative effect of accounting change — basic — pro forma | $ 0.17 | $ 3.23 | $ 0.59 |
| Cumulative effect of accounting change | (0.01) | — | — |
| Net income per share — basic — pro forma | $ 0.16 | $ 3.23 | $ 0.59 |

## 13. Transactions with Affiliated Companies

Cox Radio borrows funds for working capital and other needs from Cox Enterprises. Certain management services are provided to Cox Radio by Cox Enterprises. Such services include legal, corporate secretarial, tax, treasury, internal audit, risk management, benefits administration and other support services and fees charged by Cox Enterprises for such services are included in corporate general and administrative expenses in the Consolidated Statements of Operations. Cox Radio was allocated expenses for the years ended December 31, 2001, 2000 and 1999 of approximately $3.1 million, $3.4 million, and $2.7 million, respectively, related to these services. Cox Radio pays rent and certain other occupancy costs to Cox Enterprises for office facilities. Related rent and occupancy expense was approximately $0.1 million for each of the years ended December 31, 2001, 2000 and 1999. Corporate general and administrative expense allocations are based on a specified percentage of expenses related to the services provided to Cox

Radio in relation to those provided to other subsidiaries of Cox Enterprises. Rent and occupancy expense is allocated based on occupied space. Management believes that these allocations were made on a reasonable basis. However, the allocations are not necessarily indicative of the level of expenses that might have been incurred had Cox Radio contracted directly with unrelated third parties. Management has not made a study or any attempt to obtain quotes from unrelated third parties to determine what the cost of obtaining such services from third parties would have been. The fees and expenses to be paid by Cox Radio to Cox Enterprises are subject to change.

The amounts due from (to) Cox Enterprises are generally due on demand and represent the net of various transactions, including those described above. The amounts due from Cox Enterprises totaled $1.1 million and $17.3 million as of December 31, 2001 and 2000, respectively. Cox Radio is paid or pays interest on the daily intercompany balance based on Cox Enterprises' commercial paper rate plus .40%. The rates used during 2001 ranged from 2.9% to 7.2%.

Included in the amounts due from (to) Cox Enterprises are the following transactions:

| | (Amounts in Thousands) |
|---|---|
| Intercompany due from Cox Enterprises, December 31, 1998 | $ 30,292 |
| Cash transferred to Cox Enterprises | 250,059 |
| Acquisitions | (232,278) |
| Borrowings on revolver | 119,870 |
| Net operating expense allocations and reimbursements | (185,081) |
| Intercompany due to Cox Enterprises, December 31, 1999. | (17,138) |
| Cash transferred to Cox Enterprises | 284,308 |
| Acquisitions | (814,865) |
| Borrowings on revolver | 334,686 |
| Net proceeds from issuance of Class A Common Stock | 344,199 |
| Net operating expense allocations and reimbursements | (113,922) |
| Intercompany due from Cox Enterprises, December 31, 2000 | 17,268 |
| Cash transferred to Cox Enterprises | 305,523 |
| Acquisitions | (50,216) |
| Payments on revolver | (300,000) |
| Net proceeds from issuance of Senior Notes | 249,667 |
| Net operating expense allocations and reimbursements | (221,158) |
| Intercompany due from Cox Enterprises, December 31, 2001 | $ 1,084 |

Cox Radio has estimated that the carrying value of its intercompany advances approximates fair value, given the short-term nature of these advances.

Cox Radio participates in Cox Enterprises' cash management system, whereby the bank sends daily notification of Cox Radio's checks presented for payment. Cox Enterprises transfers funds from other sources to cover Cox Radio's checks presented for payment. Book overdrafts of $4.8 million existed at December 31, 2001 and 2000 as a result of Cox Radio's checks outstanding. These book overdrafts are classified as accounts payable in the accompanying balance sheets.

Cox Radio has entered into leases with Cox Broadcasting with respect to studio and tower site properties in Atlanta and Dayton that are used for Cox Radio's operations in those markets. The annual rental cost in the aggregate was approximately $0.6 million for each of the years ended December 31, 2001 and 2000 and approximately $0.5 million for the year ended December 31, 1999.

In July 2000, Cox Radio entered into a cross-promotional agreement with Cox Interactive Media (CIM), a wholly owned subsidiary of Cox Enterprises. Cox Radio agreed to provide radio and Internet advertising to CIM over a three-year period in common markets, and CIM agreed to provide Internet advertising on its city Web sites in those markets. The remaining estimated fair value of the agreement is $2 million in both income and expense. Cox Radio recognized approximately $1.6 million and $0.8 million in both income and expense related to the agreement during 2001 and 2000, respectively.

## 14. Supplemental Cash Flow Information

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | (Amounts in Thousands) | | |
| Additional cash flow information: | | | |
| Cash paid for interest | $46,383 | $34,021 | $22,383 |
| Cash paid for income taxes | $ 696 | $22,835 | $14,758 |

## 15. Guarantor Financial Information

As discussed in Note 9, CXR Holdings, Inc., a wholly-owned subsidiary of Cox Radio, is the sole guarantor of Cox Radio's $200 million aggregate principal amount of notes due in 2003 and 2005 pursuant to a full and unconditional guarantee. CXR Holdings is comprised primarily of non-operating assets, including Federal Communications Commission licenses, permits and authorizations and cash royalties. The following table sets forth condensed consolidating financial information for Cox Radio and CXR Holdings as of December 31, 2001 and December 31, 2000 and for each of the three years in the period ended December 31, 2001.

| | As of December 31, 2001 | | | |
|---|---|---|---|---|
| | Cox Radio | CXR Holdings | Eliminations | Total |
| | (Amounts in Thousands) | | | |
| Total assets | $2,262,563 | $742,328 | $(718,204) | $2,286,687 |
| Total liabilities | $1,245,226 | $ — | $ (19,792) | $1,225,434 |
| Total shareholders' equity | $1,017,337 | $742,328 | $(698,412) | $1,061,253 |

| | Year Ended December 31, 2001 | | | |
|---|---|---|---|---|
| | Cox Radio | CXR Holdings | Eliminations | Total |
| | (Amounts in Thousands) | | | |
| Net revenues | $395,303 | $ — | $ — | $395,303 |
| Costs and expenses | 309,686 | 17,489 | — | 327,175 |
| Other (expense) income | (116,558) | 68,601 | — | (47,957) |
| Income tax benefit | (1,307) | — | — | (1,307) |
| Cumulative effect of accounting change, net of tax | (787) | — | — | (787) |
| Net (loss) income | $(30,421) | $51,112 | $ — | $ 20,691 |

| | As of December 31, 2000 | | | |
|---|---|---|---|---|
| | Cox Radio | CXR Holdings | Eliminations | Total |
| | (Amounts in Thousands) | | | |
| Total assets | $2,344,882 | $647,347 | $(674,407) | $2,317,822 |
| Total liabilities | $1,303,928 | $ — | $ (19,864) | $1,284,064 |
| Total shareholders' equity | $1,040,954 | $647,347 | $(654,543) | $1,033,758 |

| | Year Ended December 31, 2000 | | | |
|---|---|---|---|---|
| | Cox Radio | CXR Holdings | Eliminations | Total |
| | (Amounts in Thousands) | | | |
| Net revenues | $ 369,404 | $ — | $ — | $ 369,404 |
| Costs and expenses | (208,993) | 12,424 | — | (196,569) |
| Other income (expense) | (89,972) | 58,483 | — | (31,489) |
| Income tax expense | 228,547 | — | — | 228,547 |
| Net income | $ 259,878 | $46,059 | $ — | $ 305,937 |

| | Year Ended December 31, 1999 | | | |
|---|---|---|---|---|
| | Cox Radio | CXR Holdings | Eliminations | Total |
| | (Amounts in Thousands) | | | |
| Net revenues | $300,494 | $ — | $ — | $300,494 |
| Costs and expenses | 178,042 | 4,518 | — | 182,560 |
| Other income (expense) | (63,344) | 40,236 | — | (23,108) |
| Income tax expense | 39,566 | — | — | 39,566 |
| Net income | $ 19,542 | $35,718 | $ — | $ 55,260 |

16. Contingencies

In October 1999, the Radio Music License Committee, of which Cox Radio is a participant, filed a motion in the New York courts against Broadcast Music, Inc. commencing a rate-making proceeding, on behalf of the radio industry, seeking a determination of fair and reasonable industry-wide license fees. Cox Radio is currently operating under interim license agreements for the period commencing January 1, 1997 at the rates and terms reflected in prior agreements. Cox Radio's management estimates that the impact of an unfavorable outcome of the motion will not materially impact the financial position, results of operations or cash flows.

On June 13, 2001, Cox Radio was named as defendant in a putative class action suit filed in an amended complaint in the state court in Fulton County, Georgia, alleging violations of the federal Telephone Consumer Protection Act. The complaint seeks statutory damages in the amount of $1,500 plus attorneys' fees, on behalf of each person "throughout the State of Georgia" who received an unsolicited pre-recorded telephone message in October 1999 delivering an "advertisement" from a Cox Radio radio station. On October 30, 2001, the parties entered into a consent agreement staying all proceedings until the earlier of either six months, or a ruling by the Georgia Court of Appeals in a similar action pending against a third-party radio broadcast company. Cox Radio intends to defend this action vigorously, although the outcome cannot be predicted at this time.

Cox Radio and its controlling shareholder, Cox Broadcasting, Inc., have been sued in Georgia federal court by broadcast station broker Force Communications for breach of contract and other theories involving a failure to pay the broker a commission allegedly due on two transactions involving an Atlanta radio station and certain Cox Broadcasting-controlled subsidiaries, including Cox Radio. The suit seeks contract damages in excess of $5,000,000 plus interest, costs, expenses and attorney's fees. The defendants deny that they breached any such contract and intend to defend this matter vigorously. Discovery has concluded, the parties have filed cross-motions for summary judgment and these motions are pending. The outcome of this matter cannot be predicted at this time.

Cox Radio is a party to various other legal proceedings that are ordinary and incidental to its business. Management does not expect that any of these legal proceedings currently pending will have a material adverse impact on Cox Radio's consolidated financial position, consolidated results of operations or cash flows.

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

## PART III

ITEM 10. *Directors and Executive Officers*

The information required by this Item is incorporated by reference to Cox Radio's Proxy Statement for the 2002 Annual Meeting of Stockholders.

ITEM 11. *Executive Compensation*

The information required by this Item is incorporated by reference to Cox Radio's Proxy Statement for the 2002 Annual Meeting of Stockholders.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management*

The information required by this Item is incorporated by reference to Cox Radio's Proxy Statement for the 2002 Annual Meeting of Stockholders.

ITEM 13. *Certain Relationships and Related Transactions*

The information required by this Item is incorporated by reference to Cox Radio's Proxy Statement for the 2002 Annual Meeting of Stockholders.

## PART IV

ITEM 14. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) Documents incorporated by reference or filed with this Report

(1) Audited Consolidated Balance Sheets as of December 31, 2001 and 2000 and Consolidated Statements of Operations, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 2001.

(2) Schedule II — Valuation and qualifying accounts

(3) Exhibits required to be filed by Item 601 of Regulation S-K:

Listed below are the exhibits which are filed as part of this Report (according to the number assigned to them in Item 601 of Regulation S-K):

| Exhibit Number | Description |
|---|---|
| 1.1 | — Underwriting Agreement, dated as of February 12, 2001, by and among Cox Radio, Inc., Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BNY Capital Markets, Inc., Commerzbank Capital Markets Corp., Dresdner Kleinwort Benson North America LLC and First Union Securities, Inc.(1) |
| 2.1 | — Asset Exchange Agreement dated August 30, 1999 by and among Cox Radio, Inc. and AMFM Inc.(2) |
| 2.2 | — Letter dated as of August 30, 1999 by and among Cox Radio, Inc. and AMFM Inc.(3) |
| 2.3 | — Merger Agreement dated March 14, 2000 by and among Marlin Broadcasting, Inc., Cox Radio, Inc., Cox Miami Merger Sub, Inc. and Marling Broadcasting, LLC.(4) |

| Exhibit Number | Description |
|---|---|
| 2.4 | — Asset Purchase Agreement dated March 3, 2000 by and among Clear Channel Broadcasting, Inc., Clear Channel Broadcasting Licenses, Inc., Citicasters Co., Capstar Radio Operating Company, Capstar TX Limited Partnership, AMFM Texas Broadcasting, L.P., AMFM Texas Licenses Limited Partnership, Cox Radio, Inc. and CXR Holdings, Inc.(5) |
| 2.5 | — Asset Exchange Agreement dated as of May 31, 2000 by and among Cox Radio, Inc., CXR Holdings, Inc., Salem Communications Corporation and South Texas Broadcasting, Inc.(6) |
| 2.6 | — Letter dated May 31, 2000 by and among Cox Radio, Inc., CXR Holdings, Inc., Salem Communications Corporation and South Texas Broadcasting, Inc.(7) |
| 2.7 | — Letter dated June 7, 2000 by and among Cox Radio, Inc., CXR Holdings, Inc., Salem Communications Corporation and South Texas Broadcasting, Inc.(8) |
| 2.8 | — Stock Purchase Agreement dated as of June 7, 2000 by and among Midwestern Broadcasting Company, Inc., the stockholders of Midwestern Broadcasting Company, Inc. and Cox Radio, Inc.(9) |
| 2.9 | — Asset Purchase Agreement dated November 8, 2000 between and among Cox Radio, Inc., CXR Holdings, Inc. and Radio One, Inc.(10) |
| 3.1 | — Amended and Restated Certificate of Incorporation of Cox Radio, Inc.(11) |
| 3.2 | — Certificate of Amendment of Certificate of Incorporation of Cox Radio, Inc.(12) |
| 3.3 | — Amended and Restated Bylaws of Cox Radio, Inc.(13) |
| 4.1 | — Indenture dated as of May 26, 1998 between Cox Radio, Inc., The Bank of New York, WSB, Inc., and WHIO, Inc.(14) |
| 4.2 | — Supplemental Indenture dated as of February 1, 1999 by and among trustee, Cox Radio, Inc. and CXR Holdings, Inc.(15) |
| 4.3 | — Form of Global Note.(16) |
| 10.1 | — 364-Day Credit Agreement dated as of June 30, 2000 among Cox Radio, Inc., the Banks party thereto, The Chase Manhattan Bank, as Administrative Agent, Bank of America, N.A., as Syndications Agent, and Citibank, N.A., as Documentation Agent.(17) |
| 10.2 | — Amended and Restated 364-Day Credit Agreement dated as of June 29, 2001 among Cox Radio, Inc., the Banks party thereto, The Chase Manhattan Bank, as Administrative Agent, Bank of America, N.A. and Fleet National Bank, as Syndication Agents, and Citibank, N.A. and Mizuho Bank, as Documentation Agents.(18) |
| 10.3 | — Five-Year Credit Agreement dated as of June 30, 2000 among Cox Radio, Inc., the Banks referred to therein, The Chase Manhattan Bank, as Administrative Agent, Bank of America, N.A., as Syndications Agent, and Citibank, N.A., as Documentation Agent.(19) |
| 10.4 | — First Amendment dated as of June 29, 2001 to the Five-Year Credit Agreement dated as of June 30, 2000 among Cox Radio, Inc., the Banks party thereto, The Chase Manhattan Bank, as Administrative Agent, Bank of America, N.A., as Syndications Agent, and Citibank, N.A., as Documentation Agent.(20) |
| 10.5 | — Second Amendment dated as of December 17, 2001 to the Five-Year Credit Agreement dated as of June 30, 2000 among Cox Radio, Inc., the Banks party thereto, The Chase Manhattan Bank, as Administrative Agent, Bank of America, N.A., as Syndications Agent, and Citibank, N.A., as Documentation Agent. |
| 10.6 | — Cox Radio, Inc. Amended and Restated Long-Term Incentive Plan.(21) |
| 10.7 | — Cox Radio, Inc. Restricted Stock Plan for Non-Employee Directors.(22) |
| 10.8 | — Separation Agreement with Robert B. Green, dated as of August 30, 2001.(23) |

| Exhibit Number | Description |
|---|---|
| 21 | — Subsidiaries of the Registrant. |
| 23.1 | — Consent of Deloitte & Touche LLP. |
| 24.1 | — Power of Attorney (included on page 58). |

(1) Incorporated by reference to Exhibit 1.1 of Cox Radio's Report on Form 8-K dated February 16, 2001.
(2) Incorporated by reference to Exhibit 99.1 of Cox Radio's Report on Form 8-K dated September 17, 1999.
(3) Incorporated by reference to Exhibit 99.2 of Cox Radio's Report on Form 8-K dated September 17, 1999.
(4) Incorporated by reference to Exhibit 2.2 of Cox Radio's Report on Form 8-K dated April 19, 2000.
(5) Incorporated by reference to Exhibit 2.3 of Cox Radio's Report on Form 8-K dated April 19, 2000.
(6) Incorporated by reference to Exhibit 10.5 of Cox Radio's Report on Form 10-Q for the period ending June 30, 2000.
(7) Incorporated by reference to Exhibit 10.6 of Cox Radio's Report on Form 10-Q for the period ending June 30, 2000.
(8) Incorporated by reference to Exhibit 10.7 of Cox Radio's Report on Form 10-Q for the period ending June 30, 2000.
(9) Incorporated by reference to Exhibit 10.8 of Cox Radio's Report on Form 10-Q for the period ending June 30, 2000.
(10) Incorporated by reference to Exhibit 2.9 of Cox Radio's Report on Form 10-Q for the period ending September 30, 2000.
(11) Incorporated by reference to the corresponding exhibit of Cox Radio's Registration Statement on Form S-1 (Commission File No. 333-08737).
(12) Incorporated by reference to Exhibit 3.2 of Cox Radio's Form 8-A12B/A filed on February 15, 2002.
(13) Incorporated by reference to Exhibit 3.2 of Cox Radio's Registration Statement on Form S-1 (Commission File No. 333-08737).
(14) Incorporated by reference to Exhibit 4.1 of Cox Radio's Registration Statement on Form S-4 (Commission File No. 333-61179).
(15) Incorporated by reference to the corresponding exhibit of Cox Radio's Report on Form 10-Q for the period ending March 31, 1999 (Commission File No. 1-12187).
(16) Incorporated by reference to Exhibit 4.1 of Cox Radio's Report on Form 8-K dated February 16, 2001.
(17) Incorporated by reference to Exhibit 10.9 of Cox Radio's Report on Form 10-Q for the period ending June 30, 2000
(18) Incorporated by reference to Exhibit 10.2 of Cox Radio's Report on Form 10-Q for the period ending June 30, 2001.
(19) Incorporated by reference to Exhibit 10.10 of Cox Radio's Report on Form 10-Q for the period ending June 30, 2000.
(20) Incorporated by reference to Exhibit 10.3 of Cox Radio's Report on Form 10-Q for the period ending June 30, 2001.
(21) Incorporated by reference to Appendix B of Cox Radio's Definitive Proxy Statement on Schedule 14A dated March 29, 2001 (management contract or compensation plan).
(22) Incorporated by reference to Exhibit 10.11 of Cox Radio's Registration Statement on Form S-1 (Commission File No. 333-08737) (management contract or compensation plan).
(23) Management contract or compensation plan.

(b) Reports on Form 8-K.

On December 21, 2001, Cox Radio filed a Current Report on Form 8-K announcing the election of G. Dennis Berry to the Cox Radio Board of Directors (thereby increasing the number of directors to nine) and James C. Kennedy as Chairman of the Board of Directors, each effective January 1, 2002.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Cox Radio, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COX RADIO, INC.

By: /s/ ROBERT F. NEIL

Robert F. Neil
*President and Chief Executive Officer*

Date: March 19, 2002

## POWER OF ATTORNEY

Cox Radio, Inc., a Delaware corporation, and each person whose signature appears below, constitutes and appoints Robert F. Neil and Neil O. Johnston, and either of them, with full power to act without the other, such person's true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Annual Report on Form 10-K and any and all amendments to such Annual Report on Form 10-K and other documents in connection therewith, and to file the same and all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Cox Radio, Inc. and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ JAMES C. KENNEDY<br>James C. Kennedy | Chairman of the Board of Directors | March 19, 2002 |
| /s/ ROBERT F. NEIL<br>Robert F. Neil | President and Chief Executive Officer; Director (principal executive officer) | March 19, 2002 |
| /s/ NEIL O. JOHNSTON<br>Neil O. Johnston | Vice-President and Chief Financial Officer (principal accounting officer and principal financial officer) | March 19, 2002 |
| /s/ DAVID E. EASTERLY<br>David E. Easterly | Director | March 19, 2002 |
| /s/ ERNEST D. FEARS, JR<br>Ernest D. Fears, Jr. | Director | March 19, 2002 |

| Signature | Title | Date |
| --- | --- | --- |
| /s/ PAUL M. HUGHES<br>Paul M. Hughes | Director | March 19, 2002 |
| /s/ MARC W. MORGAN<br>Marc W. Morgan | Director | March 19, 2002 |
| /s/ RICHARD A. FERGUSON<br>Richard A. Ferguson | Director | March 19, 2002 |
| /s/ NICHOLAS D. TRIGONY<br>Nicholas D. Trigony | Director | March 19, 2002 |
| /s/ G. DENNIS BERRY<br>G. Dennis Berry | Director | March 19, 2002 |

SCHEDULE II

# COX RADIO, INC.

## VALUATION AND QUALIFYING ACCOUNTS

### Allowance for Doubtful Accounts

| For the Fiscal Years Ended December 31 | Balance As of Beginning of Period | Assumed in Business Combination | Charges to Costs and Expenses | Deductions | Balance As of End of Period |
|---|---|---|---|---|---|
| | | (Amounts in Thousands) | | | |
| 2001 | $3,477 | $ — | $5,217 | $4,158 | $4,536 |
| 2000 | $2,966 | $ — | $3,297 | $2,786 | $3,477 |
| 1999 | $2,862 | $ — | $1,772 | $1,668 | $2,966 |

(This page intentionally left blank)

# SHAREHOLDER INFORMATION

Corporate Headquarters

| Cox Radio, Inc. | Effective May 2002: |
|---|---|
| 1400 Lake Hearn Drive, N.E. | 6205 Peachtree Dunwoody Road |
| Atlanta, GA 30319 | Atlanta, GA 30328 |
| (404) 843-5000 | (678) 645-0000 |
| www.coxradio.com | |

Stock Data

Cox Radio's Class A Common Stock is traded on the New York Stock Exchange, ticker symbol: CXR. Daily newspaper stock table listing: Cox Rad. As of February 28, 2002, there were 533 shareholders of record of Cox Radio's Class A Common Stock and one shareholder of record of Cox Radio's Class B Common Stock, Cox Broadcasting, Inc. There is no established trading market for Cox Radio's Class B Common Stock. There have been no stock or cash dividends paid on any of Cox Radio's equity securities. Cox Radio does not intend to pay cash dividends in the foreseeable future.

Quarterly Market Information

Class A Common Stock

| 2001 | High | Low |
|---|---|---|
| First Quarter | $29.38 | $17.69 |
| Second Quarter | 28.61 | 19.35 |
| Third Quarter | 27.85 | 18.10 |
| Fourth Quarter | 26.00 | 19.40 |
| **2000** | | |
| First Quarter | $34.83 | $20.17 |
| Second Quarter | 32.00 | 22.92 |
| Third Quarter | 28.94 | 15.88 |
| Fourth Quarter | 25.00 | 15.13 |

The market values for the first and second quarters of 2000 have been restated to give effect to a 3-for-1 stock split, effective May 19, 2000.

Transfer Agent and Registrar

First Union National Bank
Equity Services Group
1525 West W. T. Harris Boulevard, 3C3
Charlotte, NC 28262–1153
1-800-829-8432

Annual Meeting of Stockholders

May 15, 2002
1400 Lake Hearn Drive, N.E.
Atlanta, GA 30319

Company Information

Communications regarding stock transfers, lost certificates or account changes should be directed to the transfer agent, First Union National Bank. For other information, contact one of the following:

Analysts/Institutional Investors:
Neil O. Johnston
Vice President and Chief Financial Officer
404-843-7882, effective May 2002 (678) 645-4310
neil.johnston@cox.com

Individual Shareholders:
Charles L. Odom
Director, Financial Reporting and Analysis
404-843-7871, effective May 2002 (678) 645-4315
charles.odom@cox.com

News Media:
John Buckley
Brainerd Communicators, Inc.
212-986-6667, fax: 212-986-8302,
buckley@braincomm.com

Independent Auditors

Deloitte & Touche LLP
191 Peachtree Street, Suite 1500
Atlanta, GA 30303
404-220-1500

Forward-Looking Statements

This Annual Report includes "forward-looking" statements, which are statements that relate to Cox Radio's future plans, earnings, objectives, expectations, performance and similar projections, as well as any facts or assumptions underlying these statements or projections. Actual results may differ materially from the results expressed or implied in these forward-looking statements within the meaning of Section 21E of the Securities Act of 1934, as amended, due to various risks, uncertainties or other factors. These factors include competition within the radio broadcasting industry, advertising demand in our markets, the possibility that advertisers may cancel or postpone schedules in response to political events, competition for audience share, our success in executing and integrating acquisitions, our ability to generate sufficient cash flow to meet our debt service obligations and finance operations, our ability to execute our Internet strategy effectively and other risk factors described in Cox Radio's Annual Report on Form 10-K for the year ended December 31, 2001. Cox Radio assumes no responsibility to update any forward-looking statements contained in this Annual Report as a result of new information, future events or otherwise.

# OUR RATINGS KEEP CLIMBING

Cox Radio, Inc.
1400 Lake Hearn Drive, N.E.
Atlanta, GA 30319
404•843•5000
www.coxradio.com

Effective May 2002:
6205 Peachtree Dunwoody Road
Atlanta, GA 30328
678•645•0000

